Information Statement

International Finance Corporation

International Finance Corporation (“IFC” or the “Corporation”) intends from time to time to issue its notes, bonds, structured debt securities or other evidences of indebtedness (“Securities”), with maturities and on terms determined by market conditions at the time of sale. The Securities may be sold to dealers or underwriters that may resell them in public offerings or otherwise, or they may be sold by IFC, either directly or through agents.

In connection with the sale of Securities issued at any particular time, the aggregate principal amount, maturity, interest rate(s) or method for determining such rate(s), interest payment dates, redemption premium (if any), purchase price to be paid to IFC, provisions for redemption or other special terms, form and denomination of such Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents as well as other relevant information will be set forth in a prospectus, offering circular or information memorandum for such issuance or in related offering documents.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the notes to the consolidated financial statements, Note A-Summary of significant accounting and related policies, remeasurement of foreign currency transactions, and (2) all information is given as of June 30, 2018.

AVAILABILITY OF INFORMATION

IFC will provide additional copies of this Information Statement to the public upon request and without charge. Written or telephone requests should be directed to IFC’s principal office at 2121 Pennsylvania Avenue, N.W., Washington, D.C., 20433, Attention: Treasury Department, Tel: (202) 458-9230. IFC’s consolidated financial statements and other information filed with the U.S. Securities and Exchange Commission (the “Commission”) may also be inspected at the offices of the Commission at Room 1580, 100 F Street, N.E., Washington, D.C., 20549, and copies of such material may be obtained from the Public Reference section of the Commission at the above address at prescribed rates.

The Information Statement is also available on IFC’s website at http://www.ifc.org/investors. Other documents on IFC’s website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, as it is intended that each prospectus, offering circular, information memorandum or other offering document will refer to this Information Statement for a description of IFC, its operations and financial status.

October 11, 2018

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

SUMMARY INFORMATION

Except as otherwise indicated, all data are as of June 30, 2018.

IFC is an international organization, established in 1956 to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group but is a legal entity separate and distinct from the International Bank for Reconstruction and Development (“IBRD”), the International Development Association (“IDA”), the Multilateral Investment Guarantee Agency (“MIGA”), and the International Centre for Settlement of Investment Disputes (“ICSID”) with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. The obligations of IFC are not obligations of, or guaranteed by, IBRD or any government.

IFC is an experienced supranational organization providing financing and financial services primarily to the private sector in developing countries that are members of IFC. It combines the characteristics of a multilateral development bank with those of a private financial institution. As of June 30, 2018, IFC’s entire share capital was held by 184 member countries. As of June 30, 2018, member countries of the Organization for Economic Cooperation and Development (“OECD”) held 65.51% of the voting power of IFC. The five largest of IFC’s 184 shareholders are the United States (20.99% of the total voting power), Japan (6.01%), Germany (4.77%), United Kingdom (4.48%), and France (4.48%). Generally, IFC charges market-based rates for its loans and seeks market returns on its equity investments and investments in debt securities. Unlike most other multilateral institutions, IFC does not accept host government guarantees of its loans. The financial strength of IFC is based principally on the quality of its investment portfolio, its substantial paid-in capital and retained earnings, low debt to equity ratio, the size of its liquid assets portfolio, its diversified earnings base and its profitability.

Basis of Preparation of IFC’s Consolidated Financial Statements.    The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (GAAP). IFC’s accounting policies are discussed in more detail in the Section, Critical Accounting Policies and in Note A to IFC’s Consolidated Financial Statements as of and for the year ended June 30, 2018 (“FY18” or “FY18 Consolidated Financial Statements”).

Investment Products.    As of June 30, 2018, IFC’s disbursed loan, equity, and debt securities investment portfolio (“disbursed investment portfolio”) amounted to United States dollars (“US dollars” or “$”) 41.7 billion. Loans represented 60.3%, equity investments 26.3%, and debt securities 13.4% of the disbursed investment portfolio. The disbursed investment portfolio is diversified by country, region, industry, sector, and project type. Risks are shared with other private sector investors as IFC does not generally provide financing for its own account for more than 25% of project cost. IFC’s investment portfolio is subject to a number of key financial policies approved by its Board of Directors.

Liquid Assets.    As of June 30, 2018, the fair value of IFC’s liquid assets portfolio (net of associated derivative instruments and securities lending activities) amounted to $38.9 billion, down from $39.2 billion at June 30, 2017. IFC’s liquid assets plus undrawn borrowings from IBRD are sufficient to cover all of IFC’s undisbursed loan and equity commitments. IFC’s overall liquidity policy is to maintain a minimum level of liquidity, plus undrawn borrowing commitments from the IBRD, that would cover at least 45% of the next three years estimated cash requirements. IFC invests its liquid assets portfolio in highly rated interest bearing instruments issued by, or unconditionally guaranteed by, governments, government instrumentalities, multilateral organizations, and high quality corporate issuers; these include asset-backed securities (“ABS”) and mortgage-backed securities (“MBS”), time deposits and other unconditional obligations of banks and financial institutions. Diversification in multiple dimensions ensures a favorable risk return profile. IFC manages the market risk associated with these investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

Borrowings.    IFC raises virtually all of the funds for its lending, equity and debt security investment activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. IFC diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost effectiveness. As of June 30, 2018, IFC’s outstanding borrowings, including fair value adjustments, totaled $53.1 billion. In addition, IFC undertakes a substantial volume of currency swap and interest rate swap transactions to convert its market borrowings into variable-rate US dollar liabilities.

Enterprise Risk Management.    In executing its sustainable private sector development business, IFC assumes various risks. Active management of these risks is critical to IFC’s ability to both maintain financial sustainability and achieve development impact.

IFC’s enterprise risk management framework (ERM) is designed to enable the prudent management of financial and reputational impacts that originate from the Corporation’s business activities. In this context, IFC’s risk management efforts are designed specifically to help align the Corporation’s performance with its strategic direction. The ERM framework that IFC adopted in FY14 is aligned broadly with industry standards and is designed to underpin IFC’s response to risk by defining IFC’s core risk management principles, a common risk taxonomy for use across the organization, to help ensure that risk management efforts are coordinated and aligned across the distinct parts of the organization that share responsibility for managing different aspects of risk, a standard classification of roles and responsibilities for risk management, to differentiate and thereby clarify how different parts of the organization contribute towards the overall management of risk, and the structures, processes and methods that are necessary to put active risk management into practice.

Total Capital.    As of June 30, 2018, IFC’s total capital amounted to $26.1 billion, including $23.3 billion in retained earnings, of which $0.2 billion has been designated for specific purposes. IFC’s reporting of capital adequacy is “Deployable Strategic Capital.” Deployable Strategic Capital is based on the Corporation’s Board of Director-approved risk based economic capital. Deployable Strategic Capital as a percentage of Total Resources Available (defined as paid-in capital plus retained earnings net of designated retained earnings plus general and specific reserves against losses on loans) stood at 8.7% at June 30, 2018. Under IFC’s Articles of Agreement, so long as IFC has outstanding indebtedness to IBRD, IFC’s leverage, as measured by the ratio of IFC’s debt (borrowings plus outstanding guarantees) to equity (total subscribed capital plus retained earnings), may not exceed 4.0 to 1. At June 30, 2018, this ratio was 2.5 to 1.

The above information is supplemented and qualified by the additional information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Information Statement.

SELECTED FINANCIAL DATA

The table below presents selected financial data for the last five fiscal years (in millions of US dollars, except where otherwise stated):

AS OF AND FOR THE YEARS ENDED JUNE 30	2018	2017	2016	2015	2014
Consolidated income highlights:
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$1,377	$1,298	$1,126	$1,123	$1,065
Provision for losses on loans, guarantees, accrued interest and other receivables	(90)	(86)	(359)	(171)	(88)
Income from equity investments and associated derivatives	853	707	518	427	1,289
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	363	282	129	132	89
Income from liquid asset trading activities	771	917	504	467	599
Charges on borrowings	(1,041)	(712)	(409)	(258)	(196)
Other income	578	528	501	505	461
Other expenses	(1,662)	(1,617)	(1,464)	(1,423)	(1,418)
Foreign currency transaction gains and losses on non-trading activities	123	(188)	(46)	53	(19)

Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	1,272	1,129	500	855	1,782
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	88	394	(204)	(106)	(43)

Income before grants to IDA	1,360	1,523	296	749	1,739

Grants to IDA	(80)	(101)	(330)	(340)	(251)

Net income (loss)	1,280	1,422	(34)	409	1,488

Less: Net (gains) losses attributable to non-controlling interests	—	(4)	1	36	(5)

Net income (loss) attributable to IFC	$1,280	$1,418	$(33)	$445	$1,483

Consolidated balance sheet highlights:
Total assets	$94,272	$92,254	$90,434	$87,548	$84,130
Liquid assets, net of associated derivatives	38,936	39,192	41,373	39,475	33,738
Investments	42,264	40,519	37,356	37,578	38,176
Borrowings outstanding, including fair value adjustments	53,095	54,103	55,142	51,265	49,481

Total capital	$26,136	$25,053	$22,766	$24,426	$23,990
of which
Undesignated retained earnings	$23,116	$21,901	$20,475	$20,457	$20,002
Designated retained earnings	190	125	133	184	194
Capital stock	2,566	2,566	2,566	2,566	2,502
Accumulated other comprehensive income (loss) (“AOCI”)	264	458	(431)	1,197	1,239
Non-controlling interests	—	3	23	22	53
Financial ratios[a]:
Return on average assets (GAAP basis)[b]	1.4%	1.6%	0.0%	0.5%	1.8%
Return on average assets (non-GAAP basis)[c]	1.4%	1.3%	0.5%	1.3%	1.8%
Return on average capital (GAAP basis)[d]	5.0%	5.9%	(0.1)%	1.8%	6.4%
Return on average capital (non-GAAP basis)[e]	5.1%	4.9%	1.8%	4.6%	6.5%
Overall liquidity ratio[f]	100%	82%	85%	81%	78%
External funding liquidity level[g]	N/A	N/A	504%	494%	359%
Debt to equity ratio[h]	2.5:1	2.7:1	2.8:1	2.6:1	2.7:1
Total reserves against losses on loans to total disbursed portfolio[i]	5.1%	6.1%	7.4%	7.5%	6.9%
Capital measures:
Total Resources Required ($ billions)[j]	20.1	19.4	19.2	19.2	18.0
Total Resources Available ($ billions)[k]	24.7	23.6	22.5	22.6	21.6
Strategic Capital[l]	4.6	4.2	3.3	3.4	3.6
Deployable Strategic Capital[m]	2.2	1.8	1.0	1.1	1.4
Deployable Strategic Capital as a percentage of Total Resources Available	9%	8%	4%	5%	7%

a.

Certain financial ratios, as described below, are calculated excluding the effects of unrealized gains and losses on investments, other non trading financial instruments, AOCI, and impacts from consolidated Variable Interest Entities (VIEs).

b.	Net income for the fiscal year as a percentage of the average of total assets at the end of such fiscal year and the previous fiscal year.
c.

Return on average assets is defined as Net income, excluding unrealized gains/losses on investments accounted for at fair value, income from consolidated VIEs and net gains/losses on non-trading financial investments, as a percentage of total disbursed loan and equity investments (net of reserves), liquid assets net of repos, and other assets averaged for the current and previous fiscal year.

d.	Net income for the fiscal year as a percentage of the average of total capital (excluding payments on account of pending subscriptions) at the end of such fiscal year and the previous fiscal year.
e.

Return on average capital is defined as Net income, excluding unrealized gains/losses on investments accounted for at fair value, income from consolidated VIEs and net gains/losses on non-trading financial investments, as percentage of the paid-in share capital and accumulated earnings (before certain unrealized gains/losses and excluding cumulative designations not yet expensed) averaged for the current and previous fiscal year.

f.

Overall Liquidity Policy states that IFC would at all times maintain a minimum level of liquidity, plus undrawn borrowing commitments from the IBRD, that would cover at least 45% of the next three years’ estimated net cash requirements.

g.	This ratio was discontinued at the end of FY17 since it was no longer considered a key ratio for IFC.
h.

Leverage (Debt/equity) ratio is defined as the number of times outstanding borrowings plus committed guarantees cover paid-in capital and accumulated earnings (net of retained earnings designations and certain unrealized gains/losses).

i.	Total reserves against losses on loans to total disbursed loan portfolio is defined as reserve against losses on loans as a percentage of the total disbursed.
j.

Total resources required (TRR) is the minimum capital required to cover the expected and unexpected loss on IFC’s portfolio, calibrated to maintain IFC’s triple-A rating. TRR is the sum of the economic capital requirements for IFC’s different assets, and it is determined by the absolute size of the committed portfolio, the product mix (equity, loans, short-term finance, and Treasury portfolio assets), and by operational and other risks.

k.

Total resources available (TRA) is the total capital of the Corporation, consisting of (i) paid-in capital; (ii) retained earnings net of designations and some unrealized gains and losses; and (iii) total loan loss reserves. TRA grows based on retained earnings (profit minus distributions) and increases in reserves.

l.	Total resources available less total resources required.
m.	90% of total resources available less total resources required.

USE OF PROCEEDS

The net proceeds to IFC from the sale of the Securities will normally be used for the general operations of IFC in accordance with its Articles of Agreement.

FINANCIAL STRUCTURE OF IFC

Total assets were $94.3 billion at June 30, 2018 ($92.3 billion — June 30, 2017), including $38.9 billion in liquid assets, net of associated derivatives ($39.2 billion — June 30, 2017) and $42.3 billion in the investment portfolio, including fair value and other adjustments, and net of reserves against losses on loans ($40.5 billion —June 30, 2017). Total assets also include $2.8 billion in derivative assets at fair value ($2.6 billion — June 30, 2017).

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS OF AND FOR THE YEAR ENDED JUNE 30, 2018

EXECUTIVE SUMMARY

This executive overview of the Management’s Discussion and Analysis (MD&A) highlights selected information and may not contain all of the information that is important to readers of this document. For a complete description of the financial year’s performance, as well as the risks and critical accounting estimates affecting the International Finance Corporation (IFC or the Corporation), this MD&A should be read in its entirety.

OVERVIEW

IFC is the largest global development institution focused on the private sector in developing countries. Established in 1956, IFC is owned by 184 member countries, a group that collectively determines its policies. IFC is a member of the World Bank Group (WBG)1 but is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD.

The mission of the WBG is defined by two goals (the Twin Goals): to end extreme poverty by reducing the percentage of people living on less than $1.90 per day to no more than 3% globally by 2030; and to promote shared prosperity in a sustainable manner by fostering income growth for the bottom 40% of the population of every developing country.

STRATEGY AND BUSINESS OUTLOOK

The Forward Look: A Vision for the World Bank Group in 2030 (the Forward Look), endorsed by shareholders in 2016, crystallized a shared vision for how the WBG can help its clients achieve the Twin Goals and the 2030 Development Agenda. It describes how the WBG will deliver sustainable and inclusive growth, invest in human capital, and strengthen resilience through four pillars: providing services to all clients; scaling up mobilization, while expanding the use of private sector solutions; taking stronger leadership on global issues; and building a more efficient and effective business model.

The WBG has achieved significant progress in the implementation of the Forward Look. This includes the IDA scale up and strengthened engagement in small states and countries affected by fragility, conflict, and violence (FCV); the launch of the Cascade/Maximizing Finance for Development approach, which is fostering greater partnership across IFC and IBRD; expanded efforts across the WBG on the climate and gender agendas reforms to make each institution of the WBG more agile and cost-effective.

Each WBG entity has outlined common as well as institution-specific directions, and a proposed work program and budget trajectory to achieve those directions. The key joint WBG priority over the coming years will be to mainstream the Cascade/MFD into operational work, including expanding its scope beyond infrastructure to the Small and Medium Enterprise (SME), Finance, Human Development and other sectors. In addition, the WBG is committed to enhancing synergies that strengthen its global leadership and impact in a range of areas, notably in climate change, gender, jobs, knowledge, and pandemics. In implementing its individual strategy, each WBG institution is also committed to promoting greater cost-effectiveness and efficiency.

As part of its mission to serve all clients, IFC will execute its strategy by, inter alia, addressing constraints to private sector investment in fragile and low-income countries and directing more financing to these geographies. New tools are being deployed under IFC’s strategy (IFC 3.0) to allow IFC to support upstream market creation in FCS, IDA countries and small states. IFC will also maintain a robust presence in Middle-Income Countries (MICs) — by helping to address challenges such as infrastructure needs, urbanization, and climate change, and by supporting innovative, replicable business models.

[1]

The other institutions of the World Bank Group are the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guaranty Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

Following the Spring Meetings in April 2018, a financing package, comprising: (i) a three-step capital raising process: Conversion of a portion of retained earnings into paid-in capital, a Selective Capital Increase (SCI) and a General Capital Increase (GCI) that would provide up to $5.5 billion in additional paid-in capital; (ii) a planned suspension of grants to IDA after the conclusion of the IDA 182 replenishment cycle; and (iii) internal measures for increased efficiency was endorsed by the Board of Governors.

BUSINESS MODEL

IFC helps developing countries achieve sustainable growth by financing private sector investment, mobilizing capital in international financial markets, and providing advisory services to businesses and governments. IFC’s principal investment products are loans and equity investments, with smaller debt security and guarantee portfolios. IFC also plays an active and direct role in mobilizing additional funding from other investors and lenders through a variety of means. Such means principally comprise: loan participations, parallel loans, sales of loans, the non-IFC portion of structured finance transactions which meet core mobilization criteria, the non-IFC portion of commitments in IFC’s initiatives, and the non-IFC investment portion of commitments in funds managed by IFC’s wholly owned subsidiary, IFC Asset Management Company LLC (AMC), (collectively Core Mobilization). Unlike most other development institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from capital (or net worth).

IFC’s capital base and its assets and liabilities, other than its equity investments, are primarily denominated in US dollars ($ or US$) or swapped into US dollars but it has a growing portion of debt issuances denominated in currencies other than USD and which are invested in such currencies. Overall, IFC seeks to minimize foreign exchange and interest rate risks arising from its loans and liquid assets by closely matching the currency and rate bases of its assets in various currencies with liabilities having the same characteristics. IFC generally manages non-equity investment related and certain lending related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.

The Management’s Discussion and Analysis contains forward looking statements which may be identified by such terms as “anticipates,” “believes,” “expects,” “intends,” “plans” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC’s control. Consequently, actual future results could differ materially from those currently anticipated.

BASIS OF PREPARATION OF IFC’S CONSOLIDATED FINANCIAL STATEMENTS

The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (GAAP). IFC’s accounting policies are discussed in more detail in Section VI, Critical Accounting Policies, and in Note A to IFC’s Consolidated Financial Statements as of and for the year ended June 30, 2018 (FY18 or FY18 Consolidated Financial Statements).

Management uses income available for designations (Allocable Income) (a non-GAAP measure) as a basis for designations of retained earnings. Allocable Income generally comprises net income excluding net unrealized gains and losses on equity investments and net unrealized gains and losses on non-trading financial instruments accounted for at fair value, income from consolidated entities other than AMC, and expenses reported in net income related to prior year designations.

FINANCIAL PERFORMANCE SUMMARY

From year to year, IFC’s net income is affected by a number of factors that can result in volatile financial performance.

[2]	A replenishment occurs every three years and involves donors and borrower representatives determining IDA’s strategic directions, financing, and allocation rules.

Global equity markets in emerging economies have been volatile in recent years but there was an overall improved operating environment in FY18, despite a decline in the fourth quarter of FY18 (FY18 Q4). IFC’s major investment currencies remained relatively stable against IFC’s reporting currency, the US$, through much of FY18 until significant depreciation in a number of such currencies during FY18 Q4. Overall commodity prices rose during FY18, although there were mixed results across the various sectors.

The market volatility, together with project-specific developments, impacts the valuations of IFC’s investments and overall financial results. IFC recorded higher income from equity investments and associated derivatives in FY18, compared to FY17, driven largely by lower impairments. IFC also recorded higher income from loans and guarantees due to the increase in interest rates and an increase in income from debt securities driven by higher average balances. FY17 income from loans was positively impacted by a onetime recognition of interest income as a result of a full prepayment of a loan. However, IFC also recorded higher borrowing charges, consistent with the increase in interest rates, and lower income from liquid asset trading activities. Specific provisions for losses on loans declined substantially in FY18, led by project-specific developments, but was offset by an increase in general provisions on loans as FY17 included a one-time release of $156 million from the implementation of a new risk rating system.

IFC has reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests of $1,272 million in FY18, $143 million higher than FY17 ($1,129 million) and $772 million higher than FY16 ($500 million). IFC’s financial performance is detailed more fully in Section VII — Results of Operations.

Income Available for Designations (a non-GAAP measure)3 was $1,318 million, compared with $1,233 million in FY17 and $770 million in FY16.

Table 1: Reconciliation of reported Net Income to Income Available for Designations (US$ millions)

	FY18	FY17	FY16
Net income (loss) attributable to IFC	$1,280	$1,418	$(33)
Add: Net gains (losses) attributable to non-controlling interests	—	4	(1)

Net income (loss)	$1,280	$1,422	$(34)
Adjustments to reconcile Net Income to Income Available for Designations
Unrealized losses and (gains) on borrowings	93	(74)	(62)
Grants to IDA	80	101	330
Advisory Services Expenses from prior year designations	60	64	57
Unrealized (gains) and losses on investments	(198)	(287)	470
Other	3	7	9

Income Available for Designations	$1,318	$1,233	$770

CLIENT SERVICES

BUSINESS OVERVIEW

IFC fosters sustainable economic growth in developing countries by financing private sector investment, mobilizing capital in the international financial markets, and providing advisory services to businesses and governments.

For all new investments, IFC articulates the expected impact on sustainable development, and, as the projects mature, IFC assesses the quality of the development benefits realized.

IFC’s strategic focus areas are aligned to advance the World Bank Group’s global priorities.

[3]

Income available for designations generally comprises net income excluding unrealized gains and losses on investments and unrealized gains and losses on other non-trading financial instruments, income from consolidated VIEs, and expenses reported in net income related to prior year designations.

INVESTMENT SERVICES

IFC’s investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprises. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

IFC provides a range of financial products and services to its clients to promote sustainable enterprises, encourage entrepreneurship, and mobilize resources that wouldn’t otherwise be available. IFC’s financing products are tailored to meet the needs of each project. Investment services product lines include: loans, equity investments, trade finance, loan participations, structured finance, client risk management services, and blended finance.

IFC’s investment project cycle can be divided into the following stages:

•	Business Development

•	Concept Review

•	Appraisal (Due Diligence)

•	Investment Review

•	Negotiations

•	Public Disclosure

•	Board of Directors Review and Approval

•	Commitment

•	Disbursement of funds

•	Project Supervision and Development Outcome Tracking

•	Evaluation

•	Closing

IFC supervises its projects to monitor project performance and compliance with contractual obligations and with IFC’s internal policies and procedures.

Investment products

Loans — IFC finances projects and companies through loans, typically for seven to twelve years. IFC also makes loans to intermediary banks, leasing companies, and other financial institutions for on-lending. IFC provides long-term local-currency solutions and helps companies access local capital markets through loans from IFC denominated in local currency, derivatives which allow clients to hedge existing or new foreign currency denominated liabilities back in to the client’s local currency, and structured finance which enable clients to borrow in local currency from other sources. While IFC’s loans have traditionally been denominated in the currencies of major industrial nations, IFC has made it a priority to structure local-currency products based on client demand and on IFC’s ability to economically hedge loans in these currencies through the use of cross currency swaps or forward contracts.

Loans generally have the following characteristics:

•	Term — typically amortizing with final maturities generally for seven to twelve years, although some loans have been made for tenors as long as 20 years.

•	Currency — primarily in major convertible currencies, principally US dollar, and to a lesser extent, Euro, but with a growing local-currency loan portfolio.

•	Interest rate — typically variable (or fixed and swapped into variable).

•	Pricing — reflects such factors as market conditions and country and project risks.

Equity — IFC’s equity investments provide developmental support and long-term growth capital that private enterprises need. IFC invests directly in companies’ equity, and through private-equity funds. IFC generally invests between 5 and 20 percent of a company’s equity. IFC’s equity investments are typically in the form of common or preferred stock which is not mandatorily redeemable by the issuer or puttable to the issuer by IFC. Equity investments are usually denominated in the currency of the country in which the investment is made. IFC also uses put and call options, profit participation features, conversion features, warrants and other types of instruments in managing its equity investments.

Debt Securities — Investments typically in the form of bonds and notes issued in bearer or registered form, securitized debt obligations (e.g. asset-backed securities (ABS), mortgage-backed securities (MBS), and other collateralized debt obligations) and preferred shares that are mandatorily redeemable by the issuer or puttable to the issuer by IFC.

Guarantees and Partial Credit Guarantees — IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC’s guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms.

Client Risk Management Services — IFC extends long-maturity risk management products to clients in developing countries. IFC provides derivative products to its clients to allow them to hedge their interest rate, currency, or commodity-price exposures. IFC intermediates between clients in developing countries and derivatives market makers to provide such clients with access to risk-management products to bridge the credit gap between its clients and the market.

Loan Mobilization — IFC promotes development by mobilizing financing for the private sector in its developing member countries. IFC mobilizes funds through loan participation programs, parallel loans and a Managed Co-Lending Portfolio Program (MCPP).

Loan Participations: Through its “B Loan Program”, IFC offers commercial banks and other financial institutions the opportunity to lend to IFC-financed projects. These loans are a key part of IFC’s efforts to mobilize additional private sector financing in developing countries, thereby broadening the Corporation’s developmental impact. Through the B Loan Program, financial institutions share fully in the commercial credit risk of projects, while IFC remains the lender of record. When IFC participates a B Loan, it always maintains an A Loan for its own account. An A Loan Participation (ALP) is an exposure management tool which IFC uses to reduce its risk exposures to a client, country or sector. An ALP is created through the partial sale of an IFC A Loan to commercial banks or other financial institutions and is governed in much the same way as a B Loan. IFC remains the lender of record and an ALP participant shares all project risks with IFC.

Parallel Loans: IFC acts as an arranger (and can also act as an administrative agent) by using its existing mobilization platform, deal-structuring expertise and global presence to identify investments, perform due diligence, and negotiate loan documents in cooperation with parallel lenders.

Managed Co-lending Portfolio Program: MCPP allows institutional investors the opportunity to passively participate in IFC’s future loan portfolio. Investors provide capital on a portfolio basis, which can be deployed by IFC in individual investments in accordance with IFC’s strategy and processes. Through MCPP, IFC can expand its base of co-lending partners to include investors that do not have the capacity to invest on a “deal by deal” basis.

Trade and Supply Chain Finance — IFC’s Global Trade Finance Program (GTFP) guarantees trade-related payment obligations of approved financial institutions. Separately, the Global Trade Liquidity Program (GTLP) and Critical Commodities Finance Program (CCFP) provides liquidity for trade in developing countries. IFC has also commenced a number of other Trade and Supply Chain Finance-related programs, including Global Trade Supplier Finance (GTSF), Global Warehouse Finance Program, Working Capital and Systemic Solutions and Global Trade Structured Trade.

Structured Finance — IFC uses structured and securitized products to provide forms of financing that may not otherwise be available to clients to help clients diversify funding, extend maturities, and obtain financing in particular currencies. Products include partial credit guarantees, structured liquidity facilities, portfolio risk transfer, securitizations, and Islamic finance.

Blended Finance — IFC combines concessional funds, typically from donor partners, with IFC’s resources to finance certain projects.

INVESTMENT PROGRAM

Commitments

In FY18, the Long-Term Finance program was $11,630 million, as compared to $11,854 million in FY17 and Core Mobilization was $11,671 million, as compared to $7,462 million for FY17, a total increase of 21%.

In addition, the average outstanding balance for Short-Term Finance was $3,435 million at June 30, 2018, as compared to $3,185 million at June 30, 2017.

Core mobilization

Core Mobilization is financing from entities other than IFC that becomes available to clients due to IFC’s direct involvement in raising resources. IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. IFC mobilizes such private sector finance from other entities through a number of means, as outlined in the Table below.

Table 2: FY18 vs FY17 Long-Term Finance and Core Mobilization (US$ millions)

	FY18	FY17
Total Long-Term Finance and Core Mobilization[4]	$23,301	$19,316

Long-Term Finance
Loans	$9,804	$9,643
Equity investments	1,300	1,601
Guarantees	443	540
Client risk management	83	70

Total Long-Term Finance	$11,630	$11,854

Core Mobilization
Loan participations, parallel loans, and other mobilization
Parallel loans	$5,389	$1,509
Loan participations[5]	1,785	1,610
Managed Co-lending Portfolio Program	571	356
Other Mobilization	1,238	988

Total loan participations, parallel loans and other mobilization	$8,983	$4,463

AMC (see definitions in Table 5)
GEM Funds	$151	$79
Catalyst Funds	62	39
Global Infrastructure Fund	19	157
MENA Fund	16	10
Asia Fund	15	46
China-Mexico Fund	—	180
ALAC Fund	—	20

Total AMC	$263	$531

Other initiatives
Public Private Partnership	$1,044	$1,248
Global Trade Liquidity Program, Critical Commodities Finance Program and Global Warehouse Finance Program	960	1,220
Debt and Asset Recovery Program	421	—

Total other initiatives	$2,425	$2,468

Total Core Mobilization	$11,671	$7,462

Investment disbursements

IFC disbursed $11,150 million for its own account in FY18 ($10,354 million in FY17): $7,919 million of loans ($6,486 million in FY17), $1,270 million of equity investments ($1,872 million in FY17), and $1,961 million of debt securities ($1,996 million in FY17).

Disbursed investment portfolio

IFC’s total disbursed investment portfolio (a non-GAAP performance measure) was $41,738 million at June 30, 2018 ($40,015 million at June 30, 2017), comprising the disbursed loan portfolio of $25,172 million ($24,210 million at June 30, 2017), the disbursed equity portfolio of $10,975 million ($11,385 million at June 30, 2017), and the disbursed debt security portfolio of $5,591 million ($4,420 million at June 30, 2017).

[4]	Debt security commitments are included in loans and equity investments based on their predominant characteristics.
[5]	In FY17, $30 million was mobilized through loan participations by the Women Entrepreneurs Debt Fund, LP (WED Fund) that is managed by AMC.

IFC’s disbursed investment portfolio is diversified by industry sector and geographic region.

The distribution of the disbursed investment portfolio by geographical region and industry sector as of June 30, 2018 and June 30, 2017 is shown below:

Figure 1: Disbursed Investment Portfolio Distribution by Region (US$ millions)

Table 3: Disbursed Investment Portfolio Distribution by Industry Sector (US$ millions)

	Disbursed Investments		As a % of Total
	FY18	FY17	FY18	FY17
Finance & Insurance	$16,186	$14,521	39%	36%
Electric Power	5,276	4,976	13%	12%
Collective Investment Vehicles	4,018	3,741	10%	9%
Transportation and Warehousing	2,368	2,589	6%	7%
Chemicals	2,301	2,090	5%	5%
Agriculture and Forestry	1,719	1,862	4%	5%
Oil, Gas and Mining	1,353	1,923	3%	5%
Food & Beverages	1,180	1,016	3%	3%
Health Care	916	944	2%	2%
Wholesale and Retail Trade	884	582	2%	2%
Others	5,537	5,771	13%	14%

Total	$41,738	$40,015	100%	100%

The carrying value of IFC’s investment portfolio comprises: (i) the disbursed investment portfolio; (ii) reserves against losses on loans; (iii) unamortized deferred loan origination fees, net and other; (iv) disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets; (v) unrealized gains and losses on equity investments held by consolidated variable interest entities; (vi) unrealized gains and losses on investments accounted for at fair value as available-for-sale; and (vii) unrealized gains and losses on investments.

The carrying value of IFC’s investment portfolio was $42,264 million at June 30, 2018 ($40,519 million at June 30, 2017), comprising the loan portfolio of $23,609 million ($22,520 million at June 30, 2017), the equity portfolio of $13,032 million ($13,488 million at June 30, 2017), and the debt security portfolio of $5,623 million ($4,511 million at June 30, 2017).

Loans

Loans comprise 60% of the disbursed investment portfolio as of June 30, 2018 (61% at June 30, 2017) and 56% of the carrying amount of the investment portfolio as of June 30, 2018 (56% at June 30, 2017).

IFC’s disbursed loan portfolio totaled $25,172 million at June 30, 2018 ($24,210 million at June 30, 2017), an increase of 4.0%. The increase in the loan portfolio is due to new disbursements exceeding repayments ($1,561 million in FY18), partially offset by reduction in loans outstanding due to write-offs net of recoveries ($294 million in FY18) and currency exchange rate fluctuations ($199 million in FY18). IFC’s reporting currency, the US dollar, appreciated significantly against emerging market investment currencies in FY18 such as the Turkish lira, Brazilian real and Indian rupee. The remainder of the change is primarily due to loan sales and capital charges. The carrying amount of IFC’s loan portfolio on IFC’s consolidated balance sheet (comprising the disbursed loan portfolio together with adjustments as detailed in Note D to IFC’s FY18 Consolidated Financial Statements) grew 4.8% to $23,609 million at June 30, 2018 ($22,520 million at June 30, 2017).

Loans traditionally have been denominated in the currencies of major industrial nations, but IFC has an extensive portfolio of local currency products. IFC typically offers local currency products in other currencies where it can economically hedge the local currency loan cash flows back into US dollars using swap markets or where it can fund itself in local bond markets. IFC’s disbursed loan portfolio at June 30, 2018 includes $3,748 million of currency products denominated in Chinese renminbi, Brazilian real, South African rand, Indian rupee, Colombian peso, Indonesian rupiah, Philippine peso, Mexican peso, New Romanian lei, Kazakhstan tenge, Peruvian soles nuevos, Russian ruble, Hong Kong dollar and Turkish lira ($3,225 million at June 30, 2017). The $523 million increase in FY18 in local currency loans outstanding measured in US dollars was mainly due to disbursements of loans denominated in Brazilian real, Chinese renminbi and Colombian peso. IFC has also made loans in a number of frontier market currencies such as Tunisian dinar, Paraguayan guarani, Rwandan franc, and Zambian kwacha. At June 30, 2018, 73% of IFC’s disbursed loan portfolio was US dollar-denominated (75% at June 30, 2017).

The currency position of the disbursed loan portfolio at June 30, 2018 and June 30, 2017 is shown below:

Table 4: Currency position of the Disbursed Loan Portfolio (US$ millions)

	Disbursed Loans		As a % of Total
	FY18	FY17	FY18	FY17
US dollar	$18,332	$18,065	73%	75%
Euro	2,754	2,729	11%	11%
Chinese renminbi	789	665	3%	3%
Brazilian real	722	427	3%	2%
South African rand	388	373	1%	1%
Indian rupee	370	455	1%	2%
Colombian peso	303	181	1%	1%
Indonesian rupiah	219	335	1%	1%
Philippine peso	216	156	1%	1%
Mexican peso	184	152	1%	1%
Others	895	672	4%	2%

Total	$25,172	$24,210	100%	100%

Equity investments

IFC’s disbursed equity portfolio totaled $10,975 million at June 30, 2018 ($11,385 million at June 30, 2017), a decrease of 3.6%. The decrease was primarily due to write downs of $446 million in FY18, as new investments made were more than offset by the cost of investments sold during the year.

Equity investments accounted for 26% of IFC’s disbursed investment portfolio at June 30, 2018, compared with 28% at June 30, 2017 and 31% of the carrying amount of the investment portfolio at June 30, 2018 (33% at June 30, 2017).

The carrying amount of IFC’s equity investment portfolio (comprising the disbursed equity portfolio, together with adjustments as detailed in Note D to IFC’s FY18 Consolidated Financial Statements), declined 3.4% to $13,032 million at June 30, 2018 ($13,488 million at June 30, 2017).

The fair value of IFC’s equity portfolio6 was $15,283 million at June 30, 2018 ($15,353 million at June 30, 2017).

Debt securities

IFC’s disbursed debt securities portfolio totaled $5,591 million at June 30, 2018 ($4,420 million at June 30, 2017), an increase of 26%. The increase in the debt securities portfolio is due to new disbursements exceeding repayments ($1,447 million in FY18), partially offset by reduction in balances outstanding due to currency exchange rate fluctuations ($193 million in FY18) and other-than-temporary impairments ($39 million in FY18).

Debt securities accounted for 14% of IFC’s disbursed investment portfolio at June 30, 2018 (11% at June 30, 2017) and 13% of the carrying amount of the investment portfolio at June 30, 2018 (11% at June 30, 2017).

The carrying amount of IFC’s debt securities portfolio (comprising the disbursed debt securities portfolio, together with adjustments as detailed in Note D to IFC’s FY18 Consolidated Financial Statements), increased 25% to $5,623 million at June 30, 2018 ($4,511 million at June 30, 2017).

Additional information on IFC’s investment portfolio as of and for the years ended June 30, 2018, and June 30, 2017, can be found in Notes B, D, E, F, G, H, P and R to IFC’s FY18 Consolidated Financial Statements.

Guarantees and partial credit guarantees

IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC’s guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms. Guarantee fees are consistent with IFC’s loan pricing policies.

Guarantees of $4,096 million were outstanding (i.e., not called) at June 30, 2018 ($3,528 million at June 30, 2017).

Investment portfolio management

At the core of IFC’s approach to portfolio management is the aim to build and proactively manage a portfolio that produces strong financial results and development impact. IFC achieves this through a combination of strong presence on the ground and deep sector expertise, that enables IFC to stay close to its clients and markets, monitor trends and anticipate impacts on its portfolio of clients.

In order to provide continued corporate oversight to IFC’s portfolio, the Corporate Portfolio Committee periodically reviews the investment portfolio, looking both at broad trends as well as select individual assets, which are further complemented by monthly focused in-depth discussions of IFC’s key sector and country exposures. Quarterly reviews of IFC’s portfolio results are presented to the Board, along with an in-depth analysis at the end of the Fiscal Year. Our investment and portfolio teams, largely based in field offices, complement global reviews with asset-by-asset quarterly assessments, for both debt and equity investments.

[6]	Including “equity-like” securities classified as debt securities in IFC’s consolidated balance sheet and equity-related options.

At the corporate level, IFC combines the analysis of its portfolio performance with sector expertise and country/region market intelligence, and projections of global macroeconomic and market trends to inform decisions about future investments. IFC also regularly conducts stress tests to assess the performance of the portfolio against possible macroeconomic developments, and to identify and address risks.

At the asset level, IFC’s multidisciplinary teams, including investment and sector specialists with deep industry expertise, closely monitor investment performance and compliance with investment agreements. IFC does this, among other things, through site visits to evaluate project implementation, and through active engagement with sponsors and government officials, where relevant, to identify potential problems early on and formulate appropriate solutions. IFC also systematically and timely tracks environmental and social performance, and measure financial and development results.

Following strong historical growth of its equity portfolio, IFC’s equity portfolio declined in FY18 as a result of a more moderate pace of new equity commitments combined with continued strong divestments. Additionally, IFC constantly assesses its equity portfolio proactively to identify assets ready for divestments, where IFC’s development role has been completed. This rebalancing of the equity portfolio is the result of an analysis that takes into account market conditions, opportunities, expected returns, and risks, and is adjusted periodically as required. To strengthen this process, IFC has recently appointed Equity Heads of Industry, who provide central oversight particularly of IFC’s larger and more complex equity positions.

For projects in financial distress, IFC’s Special Operations Department determines the appropriate remedial actions. It seeks to keep the project operational to achieve the development impact intended at its onset. It also negotiates agreements with creditors and shareholders to share the burden of restructuring.

Investors and other partners participating in IFC’s operations are kept regularly informed on project developments. IFC consults or seeks their consent as appropriate.

At the core of active portfolio management is the need to have timely and accurate information to drive business decisions. IFC continues to invest in information-technology systems to better support the management of its portfolio, and is in the process of strengthening its portfolio support structure through the creation of the Operations Support Unit at the corporate level, to be further extended to its sector and regional teams.

ASSET MANAGEMENT COMPANY

IFC Asset Management Company, LLC (AMC), a wholly owned subsidiary of IFC, invests third-party capital and IFC capital, enabling outside investors to benefit from IFC’s expertise in achieving strong equity returns, as well as positive development impact in the countries in which it invests in developing and frontier markets. Investors in funds managed by AMC include sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions (IFIs). AMC helps IFC mobilize additional capital resources for investment in productive private enterprise in developing countries.

Cumulatively through June 30, 2018, AMC raised total funds of $10.1 billion ($9.8 billion at June 30, 2017).

The Funds Managed by AMC and their activities as of and for the years ended June 30, 2018 and 2017 can be summarized as follows:

Table 5: Funds Managed by AMC and their Activities FY18 vs FY17 (US$ millions unless otherwise indicated)

	Through June 30, 2018				For the year ended June 30, 2018
	Total funds raised since inception			Cumulative investment commitments**	Investment commitments made by Fund***	Investment disbursements made by Fund
	Total	From IFC	From other investors
Investment Period
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	$418	$75	$343	$379	$73	$70
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund)*	1,430	200	1,230	891	23	44
China-Mexico Fund, LP (China-Mexico Fund)	1,200	—	1,200	320	—	75
IFC Financial Institutions Growth Fund, LP (FIG Fund)	505	150	355	133	—	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	397	189	120
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	52	25	2
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	87	19	32
IFC Emerging Asia Fund, LP (Asia Fund)	693	150	543	90	20	11

Post Investment Period
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	1,275	775	500	1,226	—	—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,614	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	876	—	25
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)****	550	250	300	82	—	—

Total	$10,055	$2,265	$7,790	$6,277	$349	$379

*	Includes co-investment fund managed by AMC on behalf of Fund LPs.
**	Net of commitment cancellations.
***	Excludes commitment cancellations from prior periods.
****	The Russian Bank Cap Fund has completed the exit from all its investments and was liquidated during FY18.

	Through June 30, 2017				For the year ended June 30, 2017
	Total funds raised since inception			Cumulative investment commitments**	Investment commitments made by Fund***	Investment disbursements made by Fund
	Total	From IFC	From other investors
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	$1,275	$775	$500	$1,226	$—	$—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,619	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	901	36	14
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)****	550	250	300	82	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	306	49	48
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund)*	1,430	200	1,230	868	189	151
China-Mexico Fund, LP (China-Mexico Fund)	1,200	—	1,200	320	180	43
IFC Financial Institutions Growth Fund, LP (FIG Fund)	505	150	355	133	—	37
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	207	99	44
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	27	15	15
Women Entrepreneurs Debt Fund, LP (WED Fund)	110	30	80	70	40	45
IFC Emerging Asia Fund, LP (Asia Fund)	440	150	290	69	67	70

Total	$9,797	$2,265	$7,532	$5,958	$675	$467

*	Includes co-investment fund managed by AMC on behalf of Fund LPs.
**	Reported net of commitment cancellations in FY18. FY17 amounts have been updated for consistency with the FY18 methodology.
***	Excludes commitment cancellations from prior periods.
****	The Russian Bank Cap Fund has completed the exit from all its investments and was liquidated during FY18.

ADVISORY SERVICES

It takes more than finance to achieve sustainable development. IFC’s experience shows the powerful role advice can play in unlocking private sector investment and helping businesses expand and create jobs — thereby strengthening the World Bank Group’s efforts to end poverty and boost shared prosperity.

To help address increasingly complex development challenges, IFC initiated a holistic approach to create markets and mobilize private investment. Advisory is critical for IFC’s delivery on the new strategy by bringing together the diverse World Bank Group actions needed to create markets and by focusing on building a pipeline of bankable projects, especially in IDA and FCS.

Advisory will also continue to deliver proven solutions that support clients to raise their standards, expand their market access, enable sector reform and develop level playing field.

During FY18, IFC provided advice in a number of areas critical to development:

Financial Sector: IFC helps increase the availability and affordability of financial services for individuals and for micro, small, and medium enterprises. IFC works with financial institutions to strengthen their risk management and diversify their product offering in areas such as small and medium enterprises (SMEs), housing finance, and sustainable energy. IFC also supports the development of financial markets — by promoting universal access to finance, strengthening capital markets, and establishing credit bureaus and collateral registries that open up new avenues for companies to create jobs and grow sustainably.

Investment Climate: IFC helps national and local governments implement reforms that improve the business environment and attract and retain investment — fostering growth, competitive markets, and job creation.

Public-Private Partnerships: IFC helps governments design and implement public-private partnerships in infrastructure and basic public services. IFC’s advice helps solve infrastructure bottlenecks, increase public access to electricity, water, health, and education and helps governments achieve national development goals.

Agribusiness: IFC helps clients improve productivity and standards in agribusiness. IFC’s efforts are focused on designing efficient value chains and boosting food security — thereby providing valuable social, economic, and environmental benefits for all stakeholders.

Energy & Resource Efficiency: IFC helps clients develop clean, affordable, competitive, and high-quality energy solutions across the value chain. IFC accelerates the development of commercial markets to increase renewable energy production and improve people’s access to modern energy services.

IFC also provides advisory solutions that can be deployed across several industries. This includes helping businesses improve corporate governance and building the capacity of smaller businesses operating within the supply chains of larger companies, thereby increasing local opportunities while helping clients make better use of local suppliers and resources. Central to IFC’s advisory work is helping clients build robust and inclusive business performance by making them aware of, and invest in, the value women can bring either as a defined consumer segment that can be better served, as employees, as business leaders or as entrepreneurs and suppliers.

The IFC Advisory Services Portfolio7 as of June 30, 2018 totaled $1.5 billion ($1.5 billion at June 30, 2017). FY18 program expenditures with clients was $273 million ($246 million in FY17) with a strong focus in strategic priority areas of IDA (57%), FCS (19%) and Climate Change (27%) (63%, 20% and 26% respectively in FY17). This emphasis is expected to continue in the coming years, in particular as a result of the implementation of the Creating Market Advisory Window to focus on market creation in IDA-eligible and fragile countries.

[7]	IFC Advisory Services Portfolio is the total of funds managed by IFC for active advisory projects.

Table 6: IFC Advisory Services — Program Expenditures with Clients by Region for FY18 vs FY17

	FY18		FY17
IFC Advisory Services expenses by region	US$ millions	%	US$ millions	%
Sub Saharan Africa	86	32	82	33
East Asia and the Pacific	46	17	41	17
South Asia	42	15	27	11
Europe and Central Asia	37	14	35	14
Latin America and the Caribbean	30	11	25	10
World region	17	6	14	6
Middle East and North Africa	15	5	22	9

Total expenditures	273	100	246	100

Table 7: IFC Advisory Services — Program Expenditures with Clients by Area for FY18* vs FY17

	FY18		FY17
IFC Advisory Services expenses by area	US$ millions	%	US$ millions	%
Financial Sector	79	29	70	28
Investment Climate	60	22	63	26
Cross-Industry Areas	55	20	44	18
Public-Private Partnerships	35	13	34	14
Energy & Resource Efficiency	25	9	20	8
Agribusiness	19	7	15	6

Total expenditures	273	100	246	100

*	The date reflects the organizational structure IFC had in place for both FY17 and FY18.

INVESTMENT PORTFOLIO INITIATIVES

MANAGED CO-LENDING PORTFOLIO PROGRAM

The MCPP is an investment platform that uses a portfolio approach to mobilize third-party investors alongside IFC for the benefit of our emerging markets clients. The MCPP offers an innovative new approach to Syndications and represents one of the few active delivery mechanisms for leveraging new pools of private-sector capital for development objectives.

MCPP creates loan portfolios for investors that mimic segments of IFC’s own future portfolio—similar to an index fund. Each MCPP facility is crafted to meet the individual needs of investors and to address the business challenges and regulatory hurdles they face in taking emerging markets exposures.

As of FY18-end, eight global investors have committed over $7 billion to MCPP; four investors participate exclusively in infrastructure projects, two exclusively in financial institutions, and two others are cross-sectoral. Investors have also approved funding for 120 projects totaling $3.9 billion across 40 countries as of FY18-end. IFC will continue to deploy the remaining funds raised as IFC originate new projects that meet investors’ eligibility criteria.

PRIVATE SECTOR WINDOW

In line with the Forward Look, a $2.5 billion IFC-MIGA Private Sector Window (PSW) was created in the 18th replenishment of IDA (the IDA18 Replenishment). Its goal is to mobilize private sector investment in IDA-only and IDA-eligible fragile and conflict-affected countries, with particular emphasis on fragile and conflict-affected countries. The PSW is deployed through four facilities. These facilities have been designed to target critical challenges faced by the private sector in these difficult markets and will leverage IFC and MIGA’s business platforms and instruments. The facilities are as follows:

•

Risk Mitigation Facility: Involves both MIGA and IFC, this facility is designed to provide project-based guarantees to encourage/mobilize private sector investment in infrastructure projects and public-private partnerships.

•

Local Currency Facility: Administered by IFC, this facility is designed to provide local currency denominated loans, investments or hedges to private sector clients who operate in markets where there are limited currency hedging capabilities. In the absence of currency hedging instruments and creditworthy counterparties, IDA would enter into swaps or indemnity agreement with IFC.

•

Blended Finance Facility: Administered by IFC, this facility blends PSW financing support with IFC investments to support small and medium enterprises (SMEs), agribusiness and other pioneering investments.

•

MIGA Guarantee Facility: Administered by MIGA, this facility is designed to expand the coverage of MIGA Political Risk Insurance (PRI) products through shared first-loss or risk participation similar to reinsurance.

As of June 30, 2018, $185 million of instruments under the PSW had been approved. IFC entered into a currency swap of $9 million with IDA under the Local Currency Facility.

LIQUID ASSETS

All liquid assets are managed according to an investment authority approved by the Board of Directors and liquid asset investment guidelines approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team.

IFC funds its liquid assets from two sources, borrowings from the market (funded liquidity) and capital (net worth). Liquid assets are managed in a number of portfolios related to these sources.

IFC generally invests its liquid assets in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include asset-backed securities (ABS) and mortgage-backed securities (MBS), time deposits, and other unconditional obligations of banks and financial institutions. Diversification across multiple dimensions ensures a favorable risk return profile. IFC manages the individual liquid assets portfolios on an aggregate portfolio basis against each portfolios benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, principally currency and interest rate swaps and futures and options, and it takes positions in various industry sectors and countries.

IFC’s liquid assets are accounted for as trading portfolios. The net asset value of the liquid assets portfolio was $38.9 billion at June 30, 2018 ($39.2 billion at June 30, 2017). The decrease in FY18 reflects net redemption of borrowings and net disbursements for operating activities.

FUNDED LIQUIDITY

The primary funding source for liquid assets for IFC is borrowings from market sources. Proceeds of borrowings from market sources not immediately disbursed for loans and loan-like debt securities (Funded Liquidity) are managed internally against money market benchmarks. A small portion of Funded Liquidity is managed by third parties with the same benchmark as that managed internally.

MANAGED NET WORTH

The second funding source of liquid assets is that portion of IFC’s net worth not invested in equity and equity-like investments (Managed Net Worth) which is managed against a U.S. Treasury benchmark. A portion of these assets are managed by third parties with the same benchmark as that part managed internally.

Income from liquid assets trading activities8 was $771 million in FY18, $728 million from Funded Liquidity and $43 million from Managed Net Worth.

FUNDING RESOURCES

IFC’s funding resources (comprising borrowings, capital and retained earnings) as of June 30, 2018 and June 30, 2017 are as follows:

Figure 2: IFC’s Funding Resources (US$ millions)

BORROWINGS

The major source of IFC’s borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated.

IFC operates under a General Funding Authorization that authorizes IFC to borrow within the limits of its risk policies without requiring annual authorizations from the Board of the Corporation as to the size of its borrowing program for the subsequent financial year.

IFC’s new medium and long-term borrowings (after the effect of borrowing-related derivatives) totaled $16.0 billion during FY18 ($15.4 billion in FY17 and $14.3 billion in FY16). In addition, the Board of Directors has authorized the repurchase and/or redemption of debt obligations issued by IFC, which enhances the liquidity of IFC’s borrowings. During FY18, IFC repurchased and retired $0.8 billion of outstanding debt ($2.1 billion in FY17 and $0.5 billion in FY16), generating gains on buybacks of $2 million in FY18 ($2 million — FY17 and $6 million — FY16).

[8]

Reported gross of borrowing costs and excluding foreign exchange gains and losses on local currency Funded Liquidity which are reported separately from income from liquid assets trading activities in foreign currency gains and losses on non-trading activities and the effects of internal trades related to foregone swapping of market borrowings and Funded Liquidity in certain currencies.

IFC diversifies its borrowings by currency, country, source, and maturity to provide flexibility and cost-effectiveness. In FY18 IFC borrowed in 29 currencies and in final maturities ranging from 3 months to 30 years. Borrowings outstanding have a weighted average remaining contractual maturity of 7.4 years at June 30, 2018 (6.4 years at June 30, 2017). Actual maturities may differ from contractual maturities due to the existence of call features in certain of IFC’s borrowings.

Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. As of June 30, 2018, IFC had gross payables from borrowing-related currency swaps of $21.2 billion ($19.0 billion at June 30, 2017) and from borrowing-related interest rate swaps in the notional principal payable amount of $31.2 billion ($34.5 billion at June 30, 2017). After the effect of these derivative instruments is taken into consideration, 95% of IFC’s market borrowings at June 30, 2018 were variable rate US dollar- denominated (95% - June 30, 2017). The weighted average cost of market borrowings after currency and interest rate swap transactions was 2.5% at June 30, 2018 (1.4% at June 30, 2017). This increase was mainly due to developments in USD funding, where compared to the prior year, US$ six-month LIBOR rates were 1.0% higher and IFC’s credit spread widened by 0.1%.

IFC also uses its borrowings as a tool to promote capital markets development in emerging and frontier markets and this can result in raising local currency funds. Proceeds of these issuances not disbursed into loans have primarily been invested in securities of the related sovereign and sovereign instrumentalities in the currency of the issuances. Borrowings from market sources at June 30, 2018 with no associated interest rate or currency swap amounted to 5% of the total borrowings from market sources (5% at June 30, 2017).

As of June 30, 2018, $2.7 billion ($2.1 billion as of June 30, 2017) of such non-US$ denominated market borrowings were outstanding, denominated in Botswana pula, Chinese renminbi, Dominican peso, Georgian lari, Indian rupee, Kazakhstan tenge, Namibia dollar, New Romanian lei, New Serbian dinar, New Turkish lira, Philippine peso, Rwanda franc and Ukraine hrivnya. Proceeds of such borrowings were invested in such local currencies, on-lent to clients and/or partially swapped into US dollars.

IFC has short term discount note programs in US$, Chinese renminbi and Turkish Lira to provide an additional funding and liquidity management tool for IFC in support of certain of IFC’s trade finance and supply chain initiatives and to expand the availability of short term local currency finance. The discount note programs provide for issuances with maturities ranging from overnight to one year. The weighted average cost of discount note borrowing was 1.54% at June 30, 2018. During FY18, IFC issued $12.7 billion of discount notes and $2.3 billion were outstanding as of June 30, 2018 under the short-term discount note programs.

CAPITAL AND RETAINED EARNINGS

Table 8: IFC’s Capital (US$ millions)

	June 30, 2018	June 30, 2017
Capital
Capital stock, authorized	$2,580	$2,580

Capital stock, subscribed and paid-in	$2,566	$2,566
Accumulated other comprehensive income	264	458
Retained earnings	23,306	22,026

Total IFC capital	$26,136	$25,050
Non-controlling interests	—	3

Total capital	$26,136	$25,053

At June 30, 2018 and June 30, 2017, retained earnings comprised the following:

Table 9: IFC’s Retained Earnings (US$ millions)

	June 30, 2018	June 30, 2017
Undesignated retained earnings	$23,116	$21,901

Designated retained earnings:
Creating Markets Advisory Window (CMAW)	122	—
Advisory services	46	99
IFC SME Ventures for IDA countries and Global Infrastructure Project Development Fund	17	18
Performance-based grants	5	8

Total designated retained earnings	$190	$125

Total retained earnings	$23,306	$22,026

Designations of retained earnings

Amounts available to be designated are determined based on a Board of Directors-approved income-based formula and, beginning in FY08, on a principles-based Board of Directors-approved financial distribution policy, and are approved by the Board of Directors.

IFC’s Board of Directors approved a change to the sliding-scale formula and the methodology used for calculating the incremental rate of designation, beginning with the designation in respect of FY17. The revised approach establishes a threshold that no designations of any kind can take place if IFC’s Deployable Strategic Capital (DSC) ratio is below 2%, and establishes a framework for prioritizing future designations to advisory services and for transfers to IDA based on IFC’s DSC ratio and a cushion for advisory services. IFC has also created a new mechanism that was funded for the first time in FY18, the Creating Markets Advisory Window (CMAW), to focus on market creation in eligible IDA countries and fragile and conflict situations.

The revised approach also establishes a maximum cumulative amount that can be contributed to IDA, during the IDA 18 Replenishment, of $300 million, with no more than $100 million in any given year (plus any shortfall from earlier years).

The approach also caps transfers to IDA during a fiscal year at IFC’s Net Income, if any, for the nine months ended March 31 of that fiscal year with actual transfer to occur in June of that fiscal year. Any amounts designated the prior year and not transferred pursuant to this requirement would be deferred to the next fiscal year. Transfers to IDA will also be deferred to the next fiscal year if capital as reported on IFC’s consolidated balance sheet has declined between June 30 of the prior fiscal year and March 31 of that fiscal year.

IFC recognizes designations of retained earnings for Advisory Services and CMAW when the Board of Directors approves it and recognizes designation of retained earnings for grants to IDA when it is noted with approval by the Board of Governors. Expenditures for the various approved designations are recorded as expenses in IFC’s consolidated income statement in the period in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.

FY17 designations

On August 3, 2017, the Board of Directors approved a designation of $85 million of IFC’s retained earnings for IFC’s CMAW, $40 million of IFC’s retained earnings for advisory services, a reallocation of $49 million of the unutilized balances of prior year designations related to Advisory Services to CMAW, and, subject to the conditions detailed above, a designation of up to $80 million of IFC’s retained earnings for grants to IDA. These designations were noted with approval by the Board of Governors on October 13, 2017. On June 20, 2018 IFC recognized expenditures against designations of retained earnings for grants to IDA of $80 million pursuant to signing of a grant agreement between IDA and IFC.

FY18 designations

Income available for designations in FY18 (a non-GAAP measure) totaled $1,318 million. Based on the new Board-approved distribution policy outlined above, the maximum amount available for designation was $230 million. On August 9, 2018, the Board of Directors approved a designation of $70 million of IFC’s retained earnings for IFC’s CMAW, $45 million of IFC’s retained earnings for advisory services, and, subject to the conditions detailed above, a designation of up to $115 million of IFC’s retained earnings for grants to IDA. These designations are expected to be noted with approval by the Board of Governors, and, subject to the above conditions, concluded, in FY19.

Deployable Strategic Capital

IFC’s DSC ratio was 8.7% at June 30, 2018, compared with 7.8% at June 30, 2017. Total Resources Available (TRA) increased to $24.7 billion at the end of FY18 from $23.6 billion at the end of FY17. DSC increased in FY18 due to an increase in TRA that outweighed the increase in Total Resources Required (TRR). The increase in TRA was driven by strong income and the increase in TRR was largely driven by higher capital required for the Treasury portfolio due in part to the change in capital calculation methodology.

RISK MANAGEMENT

ENTERPRISE RISK MANAGEMENT

IFC provides long-term investments and advisory services to the private sector in emerging markets and is therefore exposed to a range of potential financial and non-financial impacts. Active monitoring and sound management of evolving risks remain critical pillars in terms of fulfilling IFC’s mission.

Enterprise risk management framework

IFC’s enterprise risk management framework (ERM) is designed to enable the prudent management of financial and reputational impacts that originate from the Corporation’s business activities. In this context, IFC’s risk management efforts are designed specifically to help align the Corporation’s performance with its strategic direction. The ERM framework that IFC adopted in FY14 remains aligned with industry standards and is designed to underpin IFC’s response to risk by defining:

•	IFC’s core risk management principles;

•

A common risk taxonomy for use across the organization, to help ensure that risk management efforts are coordinated and aligned across the distinct parts of the organization that share responsibility for managing different aspects of risk;

•

A standard classification of roles and responsibilities for risk management, to differentiate and thereby clarify how different parts of the Corporation contribute towards the overall management of risk;

•	How emerging and evolving risks are identified, defined, monitored and managed; and

•	The structures, processes and methods that are necessary to put active risk management into practice.

Key risk management principles

The key principles that continue to inform IFC’s ERM Framework are:

•	Maximizing development impact while maintaining financial sustainability within specified tolerances;

•	Ensuring that business decisions are based on a thorough understanding of risks and that risks and rewards are balanced appropriately;

•	Being disciplined and selective in undertaking activities that could cause significant adverse reputational impact; and

•	Sharing responsibility for risk management across the Corporation.

The ERM Framework comprises several components, each addressing a specific issue within the Framework. These components are dynamic in nature and reflect the fact that IFC’s risk management evolution is a continual, iterative and interconnected effort.

The ERM Framework is depicted as follows:

Figure 3: IFC’s Enterprise Risk Management Framework

Risk Culture — Starting with IFC’s senior management, building the right risk culture instills behaviors that are integral to the success of ERM.

Risk Coverage — IFC’s risk profile is assessed across five classes of risk, namely credit, market, operational, liquidity and business risks. Each of these is addressed in this section.

Risk Appetite — A comprehensive set of explicit risk appetite statements, with associated metrics, provides a consistent and integrated basis for making decisions that impact IFC’s risk profile, while monitoring IFC’s risk exposures, and taking remedial action when risk tolerances are threatened or exceeded.

Risk Governance and Policies — IFC’s risk governance structure is based on the industry-standard principle of “three lines of defense”.

•

IFC’s first line of defense is line management, consisting of frontline decision makers on individual projects and transactions. The second line of defense is, collectively, the Management Team, its committees and IFC’s independent risk management functions. Independent oversight bodies, together with the Board of Directors, serve as the third line of defense. These independent oversight bodies are:

•	The Independent Evaluation Group, which assesses the alignment between projected and realized outcomes of IFC’s investment and advisory projects undertaken with its clients;

•

The Compliance Advisor/Ombudsman, which is the independent recourse mechanism for IFC’s stakeholders, responding to complaints from project-affected communities with the goal of enhancing social and environmental outcomes on the ground;

•	The World Bank Group’s Internal Audit Vice Presidency, which evaluates the effectiveness of the organization’s governance, risk management, and control processes; and

•	The Integrity Vice-Presidency, which investigates and pursues sanctions related to allegations of fraud and corruption in World Bank Group-financed activities.

•	IFC’s risk management policies define the types and amounts of risk that IFC’s Management Team is willing to assume, via delegated authority from the Board.

Risk Data and Infrastructure — Source data is collected, integrated and analyzed to support decision-making across the Corporation.

Measurement and Evaluation — IFC uses a combination of quantitative and qualitative metrics to manage its risk profile. Key metrics for each category of risk are discussed later in this section.

Control Environment — Management relies on internal controls, modelled on the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Framework, to reduce the level of financial reporting risk to an acceptable level.

Risk Response — Risks are analyzed and monitored by IFC’s risk oversight units and the Corporate Risk Committee, a subcommittee of IFC’s Management Team, which meets frequently to discuss and decide upon enterprise-level risk issues.

Stress Testing — IFC-wide stress testing provides Management with an additional tool to inform capital management and decision making. The testing involves multi-year projections of IFC’s financial performance and capital adequacy under base case and stressed macroeconomic scenarios.

Enterprise level risk appetite

IFC has developed risk appetite statements which set the direction for the Corporation’s willingness to take risks in fulfilment of its development goals. These statements reflect the Corporation’s core values of maximizing development impact, preserving its financial sustainability and safeguarding its reputation.

At the strategic level, IFC has adopted the following risk appetite statements:

•

Developmental Impact: IFC will maximize developmental impact by focusing on the World Bank Group’s twin goals of addressing extreme poverty and boosting shared prosperity, while maintaining financial sustainability and safeguarding its brand. IFC applies a rigorous ex-ante and ex-post impact assessment framework (AIMM) under which projects are scored, incentives are set and trade-offs managed on a portfolio basis.

•	Financial Sustainability: IFC will generate and maintain sufficient financial resources, conduct its business and manage risks consistent with standards implied by a triple-A rating.

•

Safeguarding Reputation: In determining what engagement and activities to pursue, IFC will assess whether any potential adverse impact to its reputation is balanced by the potential development impact.

From a financial sustainability perspective, the capital required to maintain a triple-A rating is assessed using an economic capital framework, which is the foundation of financial risk management at IFC. Economic capital acts as a “common currency of risk” across the organization, providing IFC with an objective, quantifiable measure of risk that can be applied consistently across business lines, products, regions and sectors. IFC holds economic capital for credit, market and operational risks. The primary measure of capital adequacy is DSC, which is the capital available to support future commitments over and above the current portfolio plus an additional capital buffer.

IFC conforms to key financial policies approved by its Board of Directors, as detailed below:

•

Capital Adequacy Policy — IFC is required to maintain a minimum level of total resources (including paid-in capital, total loss reserves and retained earnings, net of designations) equal to total potential losses for all on- and off-balance sheet exposures estimated at levels consistent with maintaining a triple-A rating.

•	Leverage Policy — IFC’s outstanding debt plus guarantees held must not exceed four times its net worth.

•

Overall Liquidity Policy — Minimum liquidity (liquid assets plus undrawn borrowing commitments from IBRD) must be sufficient at all times to cover at least 45% of IFC’s estimated net cash requirements for the next three years.

•

Matched Funding Policy — Loans are funded with liabilities that have similar characteristics in terms of interest rate basis, currency, and duration, except for new products, approved by the Board of Directors, involving asset-liability mismatches.

In order to safeguard its reputation, IFC pays close attention to potential adverse reputational impacts which may exceed its risk tolerance, as negative perceptions of IFC held by stakeholders or the general public may ultimately impact IFCs ability to carry out business effectively. In determining which engagements and activities to pursue, IFC assesses whether any identified potential adverse impact to its reputation is balanced by the project’s or program’s potential development impact and financial returns.

One of the key forward-looking tools used by IFC for promoting its brand and managing reputational impact is effective communication. Communication activities are coordinated by the IFC’s Partnerships, Communications & Outreach Vice Presidency. This unit provides advice on strategic and crisis communications for managing potential and actual reputational impacts at both the corporate and project levels, throughout the project life cycle. It is also responsible for external and internal communications, campaigns, civil society engagement, brand marketing, and web, social, and other media. It collaborates across IFC and works in conjunction with other WBG entities to develop and implement effective communications strategies that strengthen the IFC brand.

TREASURY RISK MANAGEMENT

Treasury risks are managed through a two-tier risk framework: (1) a comprehensive policy framework and (2) an economic capital limit for treasury activities. The policy framework is based on four principles:

•	Investment in high quality assets;

•	Diversification via position size/concentration limits;

•	Limits on market risks (credit spread, interest rate and foreign exchange risk); and

•	Proactive portfolio surveillance.

In line with regulatory changes in global financial markets, IFC enhanced its Treasury risk management framework in FY18, including changes to economic capital methodology.

CREDIT RISK MANAGEMENT

Definition and Scope of Credit Risk

IFC defines credit risk as the risk of loss of principal or loss of an expected financial return due to credit events such as a default or downgrade in credit ratings or any other failure to meet a contractual obligation that results in financial loss. IFC is exposed to credit risk in its loan portfolio and in the form of counterparty credit risk in its Treasury portfolios.

Investment operations

Credit risk in investment projects is actively managed throughout the project life cycle. Investment teams are responsible for gathering the necessary information from the client to verify the financial viability of the project, and for assigning a credit rating (CR) at defined stages in the project approval process. The CR, the investment size and the product type determine the authority level required for transaction approval. All projects are subject to independent credit assessment by a credit officer within the independent Risk and Financial Sustainability Vice Presidency and who participates in the project approval process. Projects are approved with reference to a number of operational and prudential limits approved by the Corporate Risk Committee, including limits related to single project or client exposure, single country exposure, and sector concentration; these are detailed below:

•

IFC’s total exposure to a country, for the purpose of setting exposure limits, is measured as the amount of economic capital required to support its investment portfolio in that country. Exposure limits are set for each country based on the size of its economy and its risk rating. Sub-limits apply for certain sector exposures within a country.

•	IFC’s total exposure to a single client or client group may not exceed stipulated economic capital and nominal limits based on the CR for the client.

•	Individual Investment Limits are applied at the individual project or client level to prevent excessive concentrations.

•	Preferential debt exposure to a country is limited by reference to that country’s total medium and long-term external debt.

•	IFC’s total equity and quasi-equity exposure (outstanding exposure net of impairments) shall not exceed IFC’s net worth.

IFC’s investment projects are actively supervised after commitment. CRs are reviewed regularly for each project, and revised if required. In addition, an independent corporate portfolio team in the Risk and Financial Sustainability Vice Presidency monitors and assesses IFC’s portfolio, including stress testing of exposure to emerging risks. When projects show sign of financial distress, immediate attention is key for improving potential outcomes. Seasoned “workout” professionals from IFC’s Department of Special Operations in the Risk and Financial Sustainability Vice Presidency focus on projects, to implement the restructuring, or possible recovery, of IFC’s exposure.

The credit risk of loans is quantified in terms of the probability of default, loss given default and exposure at risk. These risk parameters are used to determine risk-based economic capital for capital adequacy, capital allocation and internal risk management purposes, as well as for setting the general reserve against losses on loans and exposure limits.

Treasury operations

IFC manages its exposures to counterparties in its Treasury operations to mitigate potential losses from the failure by a counterparty to fulfill its contractual obligations. Conservative counterparty eligibility criteria are set by Authorizations from the Board of Directors and by Directives approved by IFC’s Corporate Risk Committee. Eligible counterparties are predominantly banks and financial institutions with high quality credit ratings issued by leading international credit rating agencies. Details of applicable financial policies and guidelines are given below:

•	Counterparties are selected based on standard eligibility criteria, with a tenor limit for deposits and repurchase agreements.

•

Counterparties for derivative instruments are generally restricted to banks and financial institutions with high quality credit ratings from leading international credit rating agencies; for the sole purpose of funding local currency loans, eligibility is extended to central banks and select local banks.

•	Exposures to individual counterparties are subject to exposure limits. For derivatives, exposure is measured in terms of total potential future exposure based on replacement cost.

•	IFC signs collateral agreements with counterparties that require the posting of collateral when net mark-to-market exposures exceed certain predetermined thresholds.

•	For exchange-traded instruments, credit risk is limited by restricting transactions to a list of authorized exchanges, contracts and dealers, and by placing limits on IFC’s position in each contract.

FY18 CREDIT RISK COMMENTARY

Investment operations

Selected indicators of credit risk exposure in IFC’s loan portfolio, together with the five-year trend of non-performing loans (NPLs), are given below:

Table 10: IFC Loan Portfolio Credit Risk Indicators

INDICATOR	June 30, 2018	June 30, 2017	Change
NPLs as % of the loan portfolio	4.6%	5.4%	Down 0.8%
Principal amount outstanding on NPLs	$1,400 million	$1,522 million	Down $122 million
Total reserves against losses on loans	$1,293 million	$1,483 million	Down $190 million
Total reserves against losses on loans as % of disbursed loan portfolio	5.1%	6.1%	Down 1.0%
Total reserves against losses on guarantees	$15 million	$12 million	Up $3 million

Figure 4: NPLs as Percentage of Disbursed Loan Portfolio

Additional details are provided in Section VII — Results of Operations (Provision for Losses on Loans, Guarantees, Accrued Interest and Other Receivables).

Treasury operations

Treasury operations counterparties remain well diversified by sector and geography. In accordance with its agreements with counterparties, at June 30, 2018, IFC held $236 million in cash and $231 million in securities as collateral for changes in mark-to-market exposures on open trades ($334 million in cash and $197 million in securities — June 30, 2017).

MARKET RISK MANAGEMENT

Definition and scope of market risk

Market risk is the risk of losses in positions arising from movements in market prices. IFC’s exposure to market risk is mitigated by its matched funding policy, whereby it uses derivative instruments to convert loans funded from market borrowings, and the market borrowings themselves, into floating rate US dollar assets and liabilities with similar duration. Similarly, market risk resulting from derivative transactions with clients, to facilitate clients’ risk management, is typically mitigated by entering into offsetting positions with highly rated market counterparties. IFC’s residual exposure to market risk arises primarily from its listed and unlisted equity investments in emerging markets, from its Treasury liquid asset portfolios, and also from its aggregate asset and liability management positions.

Equity investments

The risk of loss in value of IFC’s emerging markets equity investments is mitigated primarily by applying the same limits framework, decision making process and portfolio management methods as described above for its lending operations. IFC has a multi-year horizon for its equity investments and accepts short term price volatility of these investments, which can be significant.

Liquid asset portfolios

Market risk in IFC’s liquid assets portfolios is managed to the chosen risk profile of the respective portfolio benchmarks, using derivative and other financial instruments such as over-the-counter foreign exchange forward agreements, interest rate and currency swaps, and exchange-traded interest rate futures and options. Overall market risk exposure is also subject to daily monitoring, based on Directives approved by the Corporate Risk Committee, which limit interest rate, credit spread, and foreign exchange risk.

Asset-liability management

While IFC’s matched-funding policy helps mitigate currency and interest rate risk, IFC is still exposed to residual market risks in the market borrowings-funded portion of the balance sheet. Residual currency risk arises from factors such as changes in the level of reserves for losses on non-US dollar loans. The aggregate position in each lending currency is monitored and the risk is managed within a range of +/- $5 million equivalent in each currency. Residual interest rate risk may arise from differing interest rate reset dates on assets and liabilities, or from assets that are fully match-funded at inception, but become mismatched over time due to write-downs, prepayments, or rescheduling. The residual interest rate risk is managed by measuring the sensitivity of the present value of assets and liabilities in each currency to a one basis point change in interest rates and managing exposures to within a potential change in value of +/- $50,000.

FY18 MARKET RISK COMMENTARY

Liquid asset portfolios

IFC’s liquid asset portfolios have minimal interest rate risk due to short-tenor benchmarks and because deviations from those benchmarks are small. The overall level of risk in IFC’s Treasury operations reduced modestly in FY18 due to lower credit spread exposure. In addition, the liquid asset portfolios reduced risk exposure to more capital-intensive sectors such as securitized products and increased risk exposure to less capital-intensive sectors. Interest rate, foreign exchange, and spread risks are all controlled on a daily basis using a system of limits that remained in compliance during FY18.

Equity investments

Emerging market equities rallied during the first part of the fiscal year (up 28% from the end of June 2017 to all-time highs in January 2018), then gave up some of those gains in the second half, to end up 9% for the fiscal year. The early market gains came during a global rally, where emerging markets outperformed due to a perceived relative undervaluation, while the later retreat was driven by concerns of the impact of a strengthening dollar and potential trade wars. Oil (WTI) jumped from $46/barrel at the beginning of the fiscal year to $74/barrel at the end of the period, helping producers but hurting importers. The U.S. dollar strengthened significantly during the later months of FY18, with the JP Morgan Emerging Markets Currency Index declining 6% versus the U.S. dollar over the fiscal year, as the expectations of further Fed hikes increased. Some currencies saw significant devaluations, driven by political events, including in Turkey, Brazil and Argentina. IFC continues to focus on selectivity, active management of its portfolio through close monitoring, portfolio reviews and oversight. Active management enabled the Corporation to continue its judicious divestitures in FY18 and take advantage of market opportunities to generate significant realized gains from its mature exposures.

LIQUIDITY RISK MANAGEMENT

IFC defines liquidity risk as the risk of a financial loss arising from the inability to liquidate financial assets or to raise additional funds in the expected time frame to meet contractual obligations. IFC faces liquidity risk in its core development finance activities because its investments are predominantly illiquid in nature, due to the lack of capital flows, the infrequency of transactions, and the lack of price transparency in many emerging markets. To offset this risk, IFC maintains appropriate liquid asset portfolios funded by market borrowings.

Liquid asset portfolios

Liquidity risk in the liquid asset portfolios is addressed by strict eligibility criteria defined in Directives approved by the Corporate Risk Committee. Examples include minimum sizes for bond issuances, and limits on single bond issue concentration and on the percentage of total bond issuance held by IFC. Consequently, a significant portion of the liquid asset portfolio is invested in highly liquid securities such as high-quality sovereign, sovereign-guaranteed, and supranational fixed income instruments. IFC expects to continue to be able to realize these assets as needed to meet its cash requirements, even in a liquidity crisis.

Funding

IFC’s funding operations ensure that IFC has the funds it needs for its lending operations, and that it has sufficient liquidity to safeguard its triple-A rating and fulfill IFC’s counter-cyclical role. IFC is able to access a variety of funding markets, including the US dollar market, the Australian dollar market as well as private placement and retail markets. IFC’s discount note program complements IFC’s traditional funding sources by providing swift access to funded liquidity. IFC’s triple-A rating is critical to the Corporation’s ability to maintain its low cost of funds. Regular issuance in a variety of markets serves to sustain investor confidence and maintain a diversified investor base. IFC continues to enjoy one of the lowest funding costs of any multilateral development bank.

FY18 LIQUIDITY RISK COMMENTARY

On June 30, 2018, IFC’s liquid asset portfolios totaled $38.9 billion (June 30, 2017 — $39.2 billion). The Corporation’s overall liquidity coverage ratio as a percentage of next three years’ estimated net cash needs stood at 100%, above the minimum requirement of 45%. During FY18, IFC raised $16.0 billion in market borrowings, net of derivatives (FY17 — $15.4 billion). The outstanding balance under the Discount Note Program at June 30, 2018 was $2.3 billion (June 30, 2017 — $2.7 billion). In FY18, IFC’s funding costs vs US dollar 6 month Libor increased slightly when compared with FY17 due to the increase in the weighted average maturity of the FY18 funding program.

OPERATIONAL RISK MANAGEMENT

Consistent with the Basel Framework, IFC defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events and holds economic capital against such risks. Given IFC’s business model, both financial and non-financial potential impacts are considered in assessment of risks.

IFC’s Operational Risk Management (ORM) program conforms to a Directive approved by the Corporate Risk Committee, which defines the management of, and roles and responsibilities for, operational risk management in the Corporation. IFC’s ORM approach is designed to ensure that operational risks are identified, assessed, and managed to enable senior management to determine which risks IFC will accept, mitigate or transfer. IFC seeks to manage key risks by maintaining a comprehensive set of business processes and internal controls.

IFC utilizes risk transfer mechanisms, including insurance, at both the project and the institutional levels for mitigation of low probability/frequency and high impact operational risks. IFC identifies and evaluates operational risks from a standard likelihood-potential impact approach, determines available contractual transfer and insurance options to bring residual risk within tolerance, implements the recommended/approved structuring of that risk, and tracks its effectiveness over time. IFC insures its corporate assets and operations against catastrophic losses where commercially viable.

FY18 OPERATIONAL RISK COMMENTARY

IFC continues to develop and implement enhanced methodologies to identify, measure, monitor and manage material operational risks in its key activities. IFC has an enterprise-level approach to assess risk and continues to develop this methodology for operational risk.

IFC therefore periodically assesses operational risks in the processes that support IFC’s key business pillars, namely, equity, debt, loans and treasury products, as well as advisory services and provides an ORM report to CRC on a quarterly basis. IFC also continues to focus on its preparedness to react to significant events that could disrupt its normal operations through the Business Continuity Management program, which covers critical business processes across all IFC offices.

In common with both private-sector financial institutions and its IFI peers, IFC continues to face an increasingly challenging cyber risk environment, including a higher active threat context and increasingly demanding compliance expectations. Accordingly, IFC is continually assessing its cybersecurity stance in line with financial services industry expectations and practices, including risk governance processes and enhanced data incident response practices. IFC has also adopted a privacy policy reflecting global practices, including appropriate procedural and technical standards, which is expected to be implemented over the next few years.

Among the key risk management concerns implicated are (a) increased reliance on third party vendors; (b) heightened privacy and confidential information requirements; and (c) heightened cyber risk governance expectations overall, including effective information governance, and integration of cyber risk management into enterprise-level ORM.

None of the issues described above is unique to IFC specifically, or even IFIs generally, but represent key emerging sources of potential financial and reputational impacts for the Corporation in the medium term.

BUSINESS RISK MANAGEMENT

Definition and scope of business risk

Business risk is risk that is specific to IFC given its mission and strategy and that is not covered by other risk dimensions. It has the following components, which are described in the paragraphs below together with the specific risk mitigation measures that are adopted: environment and social; corporate governance; integrity; anti-money laundering and combating the financing of terrorism (AML/CFT); use of offshore financial centers (OFCs); data access, security and privacy; operational conflict of interest; management of policies & procedures framework; and risks associated with external financing.

Environment and social risk

Environment and social (E&S) risk is the risk that IFC does not effectively engage and influence clients to fulfill the requirements of the Performance Standards on Environmental and Social Sustainability, potentially causing harm to people or the environment. The Performance Standards form part of IFC’s Sustainability Framework, articulating the Corporation’s strategic commitment to sustainable development:

•

The Performance Standards guide clients on sustainable business practices, including continually identifying and managing risks through: analytical work such as environmental and social assessments; stakeholder engagement; and client disclosure obligations in relation to project-level activities.

•	The Policy on Environmental and Social Sustainability describes IFC’s commitments, roles and responsibilities in relation to environmental and social sustainability.

•	IFC’s Access to Information Policy reflects the Corporation’s commitment to transparency and good governance and outlines institutional disclosure obligations.

IFC uses the Sustainability Framework along with other strategies, policies and initiatives to focus business activities on achieving the Corporation’s development objectives. All project teams are required to record expectations of development outcomes with time-bound targets using standard indicators. These indicators are tracked and performance is rated on an annual basis for the duration of every project.

Figure 5 on page 35 shows the historic Environmental and Social Risk Rating (ESRR) distribution by fiscal year. This distribution depicts a broad E&S risk profile of our portfolio. There was a measurable improvement in the last three fiscal years.

Client corporate governance risk

Corporate governance risk is the risk that IFC’s clients have inefficient or ineffective corporate governance practices, leading to adverse reputational or financial impact on IFC. IFC manages corporate governance risk primarily by conducting a structured evaluation of every new investment project, covering the following five areas:

•	Effectiveness of the Board of Directors;

•	Sufficiency of internal controls, audit, risk management and compliance;

•	Adequacy of financial and non-financial disclosures;

•	Adequacy of shareholders’ rights; and

•	Demonstration of the client’s commitment to implement high quality corporate governance policies and practices.

The findings from these assessments are considered in the decision on whether to proceed with the project.

Integrity risk, AML/CFT risks and use of OFCs

Integrity risk is the risk of engaging with external institutions or persons whose background or activities may have adverse reputational and/or financial impact on IFC. IFC works with a wide range of partners in both Investment Operations and Advisory Services, from multi-national to small companies, and from government institutions to non-governmental organizations. Thus, each transaction or service opportunity presents unique integrity risks, affected by different factors, including the type of engagement, financial instrument, structure, and duration of the engagement. IFC has defined procedures for conducting Integrity Due Diligence and these are used to:

•	Uncover integrity risk issues related to a prospective project or engagement and the institutions and persons involved;

•

Evaluate and assess integrity risks, including deciding on how to mitigate and whether to accept the risks, and determining next steps, which may include escalation to IFC senior management and Board approval;

•	Appropriately classify integrity risks; and

•	Monitor integrity risks throughout the life of the project or engagement.

IFC conducts AML/CFT due diligence on financial institution clients to determine whether the client has arrangements to ensure that:

•	Client AML/CFT procedures and controls are in compliance with relevant national AML/CFT laws and regulations;

•	AML/CFT procedures and controls are appropriate for the client’s business and operating environments; and

•	Implementation of the client’s AML/CFT controls is effective.

IFC also has defined procedures for analyzing the use of offshore financial centers (OFCs) by clients and sponsors and related tax issues by:

•

Determining whether an OFC is eligible to serve as an intermediary jurisdiction for a project by referencing the Global Forum’s published peer reviews (which provides a broad international perspective); and

•

Requiring the client to provide information to support the determination that the project’s corporate structure is legitimate and has not been designed for tax evasion/abuse or other illegitimate purposes.

Operational conflict of interest risk

Operational conflicts of interest can arise when IFC acts in the interests of more than one party, where the interests of those parties might be, or might be perceived to be, inconsistent. Given the nature and scope of products and services that IFC provides to its clients in furtherance of its development mandate, and the different roles played by other World Bank Group entities, actual or perceived operational conflicts of interest can arise in the normal course of its activities. IFC recognizes that adverse legal, reputational, client relationship and other implications may arise if such conflicts are not managed. IFC has implemented policies and procedures to manage these risks.

External financing risk

As well as using its own resources to invest in and provide advice to clients, IFC raises additional funds from public and private sector institutional investors, lenders and donors through several different mechanisms. External financing risk is the risk that when entrusted with oversight of such funds, IFC does not meet its contractual obligations to the third parties involved.

To mitigate this risk, IFC works within agreed frameworks which establish IFC’s responsibilities and obligations with respect to the third parties. For example, where financing to clients is mobilized through B Loans or the MCPP, the specialized Syndications Department follows defined processes to identify co-financiers, advise on structuring, and monitor compliance with investment agreements. In some cases, financing from third parties, including donors, is administered through trust funds. A separate unit within IFC follows predefined procedures for clearing all IFC trust fund proposals and agreements and overseeing IFC’s trust fund portfolio. Finally, AMC, a wholly-owned subsidiary, provides for an independent governance process making decisions for the benefit of investors in AMC-managed funds and AMC compliance matters are subject to IFC oversight.

FY18 BUSINESS RISK COMMENTARY

Focused supervision efforts in the last three fiscal years have improved the E&S risk profile of IFC’s investment portfolio by reducing the number of poor performing projects, defined as a historical environmental and social risk rating (ESRR) of 3 and 4. The ESRR evaluates a client’s management of E&S risks and avoidance and control of adverse outcomes.

Figure 5: Environment and Social Risk Rating Distribution

ESRR distribution scale: 1) Excellent, 2) Satisfactory, 3) Partly Unsatisfactory, 4) Unsatisfactory. The score is calculated at appraisal as a baseline, and is then updated after each supervision activity.

During FY18, IFC’s centralized Business Risk and Compliance Department (CBR) enhanced and expanded IFC’s approach to addressing non-financial risks relating to IFC’s operational, advisory and corporate functions, in particular, integrity, AML/CFT, economic sanctions, World Bank Group sanctions and debarment; use of OFCs by clients and sponsors and related tax behaviors and practices; market conduct and mobilization of third party capital; handling of material non-public information (MNPI); operational conflicts of interest; data access, security and privacy; and nominee directorship compliance matters. CBR sets business standards related to and assists business and project teams in the management of such risks and has implemented policies and procedures to manage these risks.

CRITICAL ACCOUNTING POLICIES

Note A to IFC’s FY18 Consolidated Financial Statements contain a summary of IFC’s significant accounting policies, including a discussion of recently adopted accounting standards and accounting and financial reporting developments. Certain of these policies are considered to be “critical” to the portrayal of IFC’s financial condition and results of operations, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain.

These policies include:

•	Determining the level of reserves against losses in the loan portfolio;

•

Determining the level and nature of impairment for equity investments and debt securities carried at fair value with changes in fair value being reported in other comprehensive income (OCI) and for equity investments accounted for at cost less impairment (where impairment is determined with reference to fair value);

•	Determining the fair value of certain equity investments, debt securities, loans, liquid assets, borrowings and derivatives, which have no quoted market prices and are accounted for at fair value; and

•

Determining the future pension and postretirement benefit costs and obligations using actuarial assumptions based on financial market interest rates, past experience, and management’s best estimate of future benefit cost changes and economic conditions.

Many of IFC’s financial instruments are classified in accordance with the fair value hierarchy established by accounting standards for fair value measurements and disclosures where the fair value and/or impairment is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable.

RESERVE AGAINST LOSSES ON LOANS

IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan’s contractual terms. The reserve against losses for impaired loans reflects management’s judgment of the present value of expected future cash flows discounted at the loan’s effective interest rate. The reserve against losses for loans also includes an estimate of probable losses on loans inherent in the portfolio but not specifically identifiable. The reserve is established through periodic charges to income in the form of a provision for losses on loans. Loans written off, as well as any subsequent recoveries, are recorded through the reserve.

The assessment of the adequacy of reserves against losses for loans is highly dependent on management’s judgment about factors such as its assessment of the financial capacity of borrowers, geographical concentration, industry, regional and macroeconomic conditions, and historical trends. Due to the inherent limitation of any particular estimation technique, management utilizes a capital pricing and risk framework to estimate the probable losses on loans inherent in the portfolio but not specifically identifiable. This Board of Directors-approved framework uses actual loan loss history and aligns the loan loss provisioning framework with IFC’s capital adequacy framework.

The reserve against losses on loans is separately reported in the consolidated balance sheet as a reduction of IFC’s total loans. Increases or decreases in the reserve level are reported in the income statement as provision for losses or release of provision for losses on loans, and guarantees. The reserve against losses on loans relates only to the Investment services segment of IFC (see Note S to the FY18 Consolidated Financial Statements for further discussion of IFC’s business segments).

OTHER-THAN-TEMPORARY IMPAIRMENTS ON EQUITY INVESTMENTS AND DEBT SECURITIES

IFC assesses all equity investments accounted for at fair value through OCI and all equity investments accounted for at cost less impairment for impairment each quarter. When impairment is identified and is deemed to be other-than-temporary, the equity investment is written down to its impaired value, which becomes the new cost basis in the equity investment. IFC generally presumes that all equity impairments are deemed to be other-than-temporary. Impairment losses on equity investments accounted for at cost less impairment are not reversed for subsequent recoveries in value of the equity investment until it is sold. Recoveries in value on equity investments accounted for at fair value through OCI that have been the subject of an other-than-temporary impairments are reported in OCI until sold.

IFC assesses all debt security investments accounted for at fair value through OCI for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if certain conditions are met (as detailed in Note A to IFC’s FY18 Consolidated Financial Statements). However, if IFC does not intend to sell the debt security and it is not more likely than not that IFC will be required to sell the security, but the security has suffered a credit loss, the credit-related impairment loss is recognized in net income and the non-credit related loss is recognized in OCI.

VALUATION OF FINANCIAL INSTRUMENTS WITH NO QUOTED MARKET PRICES

IFC reports at fair value all of its derivative instruments, all of its liquid asset trading securities and certain borrowings, loans, equity investments and debt securities. In addition, various investment agreements contain embedded or stand-alone derivatives that, for accounting purposes, are separately accounted as either derivative assets or liabilities, including puts, caps, floors, and forwards. IFC classifies all financial instruments accounted for at fair value based on the fair value hierarchy established by accounting standards for fair value measurements and disclosures as described in more detail in Notes A and R to IFC’s FY18 Consolidated Financial Statements.

Many of IFC’s financial instruments accounted for at fair value are valued based on unadjusted quoted market prices or using models where the significant assumptions and inputs are market-observable. The fair values of financial instruments valued using models where the significant assumptions and inputs are not market-observable are generally estimated using complex pricing models of the net present value of estimated future cash flows. Management makes numerous assumptions in developing pricing models, including an assessment about the counterparty’s financial position and prospects, the appropriate discount rates, interest rates, and related volatility and expected movement in foreign currency exchange rates. Changes in assumptions could have a significant impact on the amounts reported as assets and liabilities and the related unrealized gains and losses reported in the income statement and statement of OCI. The fair value computations affect both the Investment services and Treasury segments of IFC (see Note S to the FY18 Consolidated Financial Statements for further discussion of IFC’s business segments).

PENSION AND OTHER POSTRETIREMENT BENEFITS

IFC participates, along with IBRD and MIGA, in pension and postretirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. The underlying actuarial assumptions used to determine the projected benefit obligations, the fair value of plan assets and the funded status associated with these plans are based on financial market interest rates, past experience, and management’s best estimate of future benefit cost changes and economic conditions. For further details, please refer to Note V to the FY18 Consolidated Financial Statements.

RESULTS OF OPERATIONS

OVERVIEW

The overall market environment has a significant influence on IFC’s financial performance. The main elements of IFC’s net income (loss) and comprehensive income (loss) and influences on the level and variability of net income and comprehensive income (loss) from year to year are:

Table 11: Main Elements of Net Income (Loss) and Comprehensive Income (Loss)

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:

Yield on interest earning assets

Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes on individual loans are also included in income from loans.

Liquid asset income

Realized and unrealized gains and losses on the liquid asset portfolios, which are driven by external factors such as: the interest rate environment and liquidity of certain asset classes within the liquid asset portfolio.

Income from the equity investment portfolio

Global climate for emerging markets equities, fluctuations in currency and commodity markets and company-specific performance for equity investments. Performance of the equity portfolio (principally realized capital gains, dividends, equity impairments, gains on non-monetary exchanges and unrealized gains and losses on equity investments).

Provisions for losses on loans and guarantees	Risk assessment of borrowers and probability of default and loss given default.

Other income and expenses

Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved and actual administrative expenses and other budgets.

Gains and losses on other non-trading financial instruments accounted for at fair value

Principally, differences between changes in fair values of borrowings, including IFC’s credit spread, and associated derivative instruments and unrealized gains or losses associated with the investment portfolio including puts, warrants and stock options which in part are dependent on the global climate for emerging markets. These securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.

Grants to IDA	Level of the Board of Governors-approved grants to IDA.

ELEMENTS	SIGNIFICANT INFLUENCES
Other comprehensive income (loss):

Unrealized gains and losses on listed equity investments and debt securities accounted for as available-for-sale

Global climate for emerging markets equities, fluctuations in currency and commodity markets and company-specific performance. Such equity investments are valued using unadjusted quoted market prices and debt securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.

Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans

Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management’s best estimate of future benefit cost changes and economic conditions.

IFC’s net income (loss) for each of the past five fiscal years ended June 30, 2018 is presented below (US$ millions):

Figure 6: IFC’s Net Income (Loss), Fiscal Years 2014-2018

The following paragraphs detail significant variances between FY18 vs FY17 and FY17 vs FY16, covering the periods included in IFC’s FY18 Consolidated Financial Statements.

FY18 VERSUS FY17

Net income

IFC has reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interest of $1,272 million in FY18, as compared to $1,129 million in FY17. The $143 million increase in FY18 when compared to FY17 was principally a result of the following:

Table 12: Change in Net Income FY18 vs FY17 (US$ millions)

Increase (decrease) FY18 vs FY17
Higher foreign currency transaction gains on non-trading activities	$311
Lower other-than-temporary impairments on equity investments and debt securities	150
Higher income from loans and guarantees, realized gains and losses on loans and associated derivatives	79
Higher debt securities income	66
Higher unrealized gains on equity investments and associated derivatives, net	50
Higher other income	50
Lower pension expenses	49
Higher administrative expenses	(67)
Lower realized gains on equity investments and associated derivatives, net	(81)
Lower income from liquid asset trading activities	(146)
Higher charges on borrowings	(329)
Other, net	11

Change in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	$143

	FY18	FY17
Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	$1,272	$1,129
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	88	394

Income before grants to IDA	1,360	1,523
Grants to IDA	(80)	(101)

Net Income	1,280	1,422
Net (gains) losses attributable to non-controlling interests	—	(4)

Net Income (Loss) attributable to IFC	$1,280	$1,418

A more detailed analysis of the components of IFC’s net income follows.

Income from Loans and Guarantees, including Realized Gains and Losses on Loans and Associated Derivatives

IFC’s primary interest earning asset is its loan portfolio. Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for FY18 totaled $1,377 million, compared with $1,298 million in FY17, an increase of $79 million.

The disbursed loan portfolio increased by $962 million from $24,210 million at June 30, 2017 to $25,172 million at June 30, 2018. The increase in the loan portfolio is due to new disbursements exceeding repayments ($1,561 million in FY18), partially offset by reduction in loans outstanding due to write-offs net of recoveries ($294 million in FY18) and currency exchange rate fluctuations ($199 million in FY18). IFC’s reporting currency, the US dollar, appreciated significantly against emerging market investment currencies in FY18 such as the Turkish lira, Brazilian real and Indian rupee. The remainder of the change is primarily due to loan sales and capital charges.

Table 13: FY18 Change in Income from Loans and Guarantees, including Realized Gains and Losses on Loans and Associated Derivatives (US$ millions)

Income from loans and guarantees, including realized gains and losses on loans and associated derivatives in FY17	$1,298
Increase due to increase in interest rates	77
Increase due to increase in loan portfolio	32
Increase due to lower amount of interest reversed on non-accruing loans, net	26
Increase due to lower realized losses on loans	14
Increase due to higher income from swaps	11
Decrease due to lower income from participation notes, fees and other income	(10)
Decrease due to lower recognition of deferred interest	(71)

Change in Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$79

Income from loans and guarantees, including realized gains and losses on loans and associated derivatives in FY18	$1,377

The increase in interest rates during FY18, including the US$ six-month LIBOR which increased from 1.45% at June 30, 2017 to 2.50% at June 30, 2018, was a key driver of the higher loan income in FY18 compared to FY17. The weighted average contractual interest rate on loans at June 30, 2018 was 6.0%, up from 5.4% June 30, 2017.

The decrease in the recognition of deferred interest is primarily due to $67 million of previously capitalized and deferred interest that was recognized in FY17 as a result of a $127 million prepayment.

Income from Equity Investments and Associated Derivatives

Income from the equity investment portfolio, including associated derivatives, increased by $146 million from $707 million in FY17 to $853 million in FY18.

IFC sells equity investments where IFC’s developmental role is complete, where pre-determined sales trigger levels have been met, and where applicable, lock ups have expired. Gains on equity investments and associated derivatives comprise realized and unrealized gains.

IFC recognized realized gains on equity investments and associated derivatives in the form of cash and non-monetary considerations for FY18 of $992 million, as compared with $1,073 million for FY17, a decrease of $81 million. Realized gains on equity investments and associated derivatives are concentrated in a small number of investments. In FY18, there were nineteen investments that generated individual capital gains in excess of $20 million for a total of $684 million, or 68% of the FY18 realized gains, compared to sixteen investments that generated individual capital gains in excess of $20 million for a total of $674 million, or 63%, of the FY17 realized gains.

Dividend income in FY18 totaled $282 million, as compared with $244 million in FY17. Dividend income in FY18 included returns from two unincorporated joint venture (UJVs) in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $13 million, as compared with $11 million from three such UJVs in FY17. One investee generated dividends of $51 million in FY18 ($58 million in FY17).

Other-than-temporary impairments on equity investments totaled $446 million in FY18 ($264 million on equity investments accounted for at cost less impairment; and $182 million on equity investments accounted for as available-for-sale), as compared with $581 million in FY17 ($365 million on equity investments accounted for at cost less impairment; and $216 million on equity investments accounted for as available-for-sale), a decrease of $135 million. The largest amount of impairments in FY18 were from the South Asia, Europe and Central Asia regions, primarily in the Manufacturing, Agribusiness and Services and Financial Markets sectors. In FY18, five investments generated individual other-than-temporary impairments in excess of $20 million for a total of $155 million. In FY17, seven investments generated an individual other-than-temporary impairment in excess of $20 million for a total of $267 million.

Net unrealized gains on equity investments and associated derivatives totaled $17 million (Net unrealized losses of $33 million in FY17) reflecting an overall improvement in the macro environment for emerging market equities.

Income from Debt Securities and Realized Gains and Losses on Debt Securities and Associated Derivatives

Income from debt securities and realized gains and losses on debt securities and associated derivatives increased to $363 million in FY18 from $282 million in FY17. The increase was primarily due an increase in interest income of $128 million in FY18 when compared with FY17 due to higher average balances, partially offset by a $60 million decrease in realized gains ($93 million in FY18) when compared to FY17 ($153 million).

Provision for Losses on Loans, Guarantees, Accrued Interest and Other Receivables

The quality of the loan portfolio, as measured by the weighted average country risk ratings and the weighted average credit ratings, experienced some marginal improvement in FY18. Non-performing loans (NPLs) decreased by $122 million, from $1,522 million of the disbursed loan portfolio at June 30, 2017 to $1,400 million9 at June 30, 2018. The decrease of $122 million was comprised of $376 million of loans and loan-like debt securities being placed in NPL status, $319 million being removed from NPL status due to write-offs, $146 million being removed from NPL status due to positive developments such as repayments, prepayments and improvements and other changes of $33 million. In FY18, ten loans greater than $10 million, and totaling $300 million, were placed in NPL status.

IFC recorded a net provision for losses on loans, guarantees, accrued interest and other receivables of $90 million in FY18 ($82 million of specific provisions on loans, $2 million of portfolio provisions on loans, $1 million net release of provision on guarantees and other receivables and $7 million provision on accrued interest) as compared to a provision of $86 million in FY17 ($268 million of specific provisions on loans partially offset by $171 million release of portfolio provisions on loans and an $11 million release of provision on guarantees). Project-specific developments on ten loans comprised 68% of the specific provision for losses on loans in FY18 (excluding release of provisions).

At June 30, 2018, IFC’s total reserves against losses on loans were $1,293 million or 5.1% of the disbursed loan portfolio ($1,483 million; 6.1% at June 30, 2017), a decrease of $190 million from June 30, 2017. The decrease in reserves against losses on loans due to write-offs, net of recoveries of $285 million, and foreign exchange gains related to reserves held against non-U.S. dollar-denominated loans ($5 million), was partially offset by provisions of $84 million and other adjustments ($16 million).

Specific reserves against losses on loans at June 30, 2018 of $651 million ($841 million at June 30, 2017) are held against impaired loans of $1,258 million ($1,675 million at June 30, 2017), a coverage ratio of 52% (50% at June 30, 2017).

[9]	Includes $23 million reported as debt securities on the Balance Sheet as of June 30, 2018 ($101 million — June 30, 2017).

In FY17 Q3, IFC completed the implementation of the Investment Risk Platform (IRP), which replaced IFC’s previous credit risk rating system and economic capital engine. The new rating system better aligns IFC’s practice to internationally recognized standards, where appropriate, given IFC’s portfolio and IRP allows for easier comparison between external ratings and IFC’s internal ratings. More granular ratings are expected to lead to better differentiation and a better understanding of client credit standing which will allow for more focus on those credits that most warrant scrutiny. The improved predictive power for probability of default and loss given default is also anticipated to lead to more informed investment decisions. As a result of implementing IRP, IFC reviewed its methodology for estimating the portfolio reserve against losses, in particular the estimation of the probability of default and loss given default. The implementation of IRP resulted in a $156 million release of portfolio provision related to this change in estimate that was reported in FY17 Q3.

Income from Liquid Asset Trading Activities

The liquid assets portfolio, net of derivatives and securities lending activities, decreased by $0.3 billion from $39.2 billion at June 30, 2017, to $38.9 billion at June 30, 2018. Gross income from liquid asset trading activities totaled $771 million in FY18 compared to $917 million in FY17, a decrease of $146 million. The decrease in gross income was primarily attributable to a decrease in the performance of liquid assets net of benchmarks. The performance in FY17 was exceptionally strong, especially in FY17 Q1, due to a rebound from the post-BREXIT mark-to-market losses suffered in FY16 Q4.

Interest income in FY18 totaled $664 million, compared to $582 million in FY17. Holdings in products other than ABS and MBS, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $134 million of gains in FY18. The portfolio of ABS and MBS experienced fair value losses totaling $27 million in FY18, for a total net gain of $107 million (realized and unrealized). This compares to a total gain (realized and unrealized) of $335 million in FY17.

Performance over the course of FY18 was supported by narrowing spreads for high-quality ABS, contributions from cross-currency basis spreads, and deviations from interest-rate parity in foreign-exchange forward rates. In FY18 Q4, performance benefitted primarily from narrowing cross-currency basis swap spreads and movements in forward foreign exchange rates towards interest-rate parity. The Corporation reduced its exposure to credit spreads during FY18 and increased its exposure to deposits and other money-market instruments. Liquid asset holdings remain well diversified geographically and are concentrated in money-market instruments.

Improving economic growth in the U.S. accompanied by rising inflation allowed the U.S. Federal Reserve to continue its tightening of monetary policy. The Fed raised its benchmark policy rate 3 times in 25 bps increments over the course of the fiscal year, and the U.S. Treasury market reacted by flattening the spread between long-term and short-term yields. The 2-year Note yield rose 115 bps, while the 10-year Note yield rose 59 bps. The increase in the front-end of the yield curve was considerably faster than the pace embedded in the yield curve such that the benchmark for the Treasury Managed Portion of the Corporation’s net worth, the 1 to 3-year U.S. Treasury index, had a total return of close to zero. The performance of non-USD liquid assets in developed markets benefitted from a reduction in USD funding pressures, which resulted in less-negative cross-currency bases and adjustments in foreign-currency forward rates that contributed to returns.

During FY18 Q4, short-term US Treasury yields rose more than long-term yields with the 2-year Note yield rising 26 bps, and the 10-year Note yield up 12 bps. The U.S. Federal Reserve tightened monetary policy in June, in line with expectations, but they increased the projected number of interest rate hikes for 2018 from 3 to 4. The S&P 500 equity index was up modestly over the quarter, 2.9%, and credit spreads widened slightly. The IFC treasury managed portion of net worth gained $23 million during FY18 Q4 despite the increase in short-term interest rates. While the increase in yields resulted in a return for the benchmark that was considerably lower than the yield of the benchmark at the outset of the quarter, the portfolio benefited from an increase in its size, and this income was enhanced by the use of securities lending to make additional investments.

In FY18 and FY17, all internally managed liquid asset portfolios outperformed their respective benchmarks.

At June 30, 2018, trading securities with a fair value of $18 million are classified as Level 3 securities, which is 0.1% of total trading securities at fair value ($19 million — June 30, 2017).

Charges on Borrowings

IFC’s charges on borrowings increased by $329 million, from $712 million in FY17 (net of $2 million gain on extinguishment of borrowings) to $1,041 million in FY18 (net of $2 million gain on extinguishment of borrowings), largely attributable to rising LIBOR rates and increased term of new borrowings.

The weighted average cost of IFC’s borrowings outstanding from market sources, after the effects of borrowing-related derivatives, and excluding short-term borrowings from market and other sources, was 2.5% at June 30, 2018, an increase from 1.4% at June 30, 2017. The size of the borrowings portfolio (excluding short-term borrowings), net of borrowing-related derivatives and before unamortized discounts, net, and fair value adjustments, increased by $1.4 billion during FY18 from $52.0 billion at June 30, 2017, to $53.4 billion at June 30, 2018.

Other Income

Other income of $578 million for FY18 was $50 million higher than in FY17 ($528 million) due to a $20 million increase in service fees from FY17 to FY18, primarily in mobilization fees, which reflected Core Mobilization of $11,671 million in FY18 which was $4,209 million higher than in FY17 and higher income from Advisory Services, predominantly contributions from donors, of $305 million ($277 million in FY17). In FY18, income from advisory services comprised $252 million of donor funds utilized ($229 million — FY17) and $53 million of fees from clients and administrative fees from donors ($48 million — FY17).

Other Expenses

Administrative expenses (the principal component of other expenses) increased $67 million from $962 million in FY17 to $1,029 million in FY18. The increase in FY18 is principally due to higher staff costs which increased by $66 million in FY18.

Advisory services expenses totaled $354 million in FY18 ($327 million in FY17); the increase from FY17 is consistent with the increase in advisory services income.

IFC recorded expenses from pension and other postretirement benefit plans in FY18 of $244 million, compared with $293 million in FY17. This decrease, based on the beginning of the year actuarial assumptions and calculations reflecting the funding status of the plans at FY17-end, was primarily driven by lower amortization of unrecognized net actuarial losses resulting largely from an increase in the discount rates used to determine the projected benefit obligation between FY16-end and FY17-end. The discount rate used to determine the projected benefit obligation for the Staff Retirement Plan, was 3.70% at FY17-end versus 3.40% at FY16-end.

Foreign Currency Transaction Gains and Losses on Non-Trading Activities

Foreign currency transaction gains reported in net income in FY18 totaled $123 million (losses of $188 million — FY17). Foreign currency transaction losses on debt securities accounted for as available-for-sale of $193 million in FY18 (gains of $64 million — FY17) are reported in Other Comprehensive Income, while gains and losses on the derivatives economically hedging such debt securities are reported in Net Income. Additionally, these foreign currency gains and losses reported in Other Comprehensive Income are reclassified to Net Income upon sale or repayment. In FY18, this resulted in a loss of $73 million ($12 million — FY17), of which $62 million resulted from a single repayment of an available-for-sale debt security.

Largely due to a small population of unhedged non-U.S. dollar-denominated loans and debt securities and the U.S. dollar strengthening against such currencies, IFC has recorded overall foreign exchange related losses in a combination of Net Income and Other Comprehensive Income of $70 million in FY18 (losses of $124 million — FY17).

Net Unrealized Gains and Losses on Non-Trading Financial Instruments

As discussed in more detail in Note A to IFC’s FY18 Consolidated Financial Statements, IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all market borrowings that are economically hedged with financial instruments that are accounted for at fair value with changes therein reported in net income; (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives; and (iii) borrowings from IDA.

Table 14: Net Unrealized Gains and Losses on Non-Trading Financial Instruments FY18 vs FY17 (US$ millions)

	FY18	FY17
Unrealized gains and losses on loans, debt securities and associated derivatives	$181	$320
Unrealized gains and losses on borrowings from market, IDA and associated derivatives, net	(93)	74

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$88	$394

IFC reported net unrealized gains on loans, debt securities and associated derivatives of $181 million in FY18 ($320 million in FY17). In FY18 this comprised unrealized losses of $33 million on the loan and debt securities portfolio carried at fair value, unrealized gains of $177 million on lending-related swaps, unrealized gains of $28 million on client risk management swaps and unrealized gains of $9 million on other derivatives, mainly conversion features, warrants in investment contracts and interest rate and currency swaps economically hedging client obligations. The unrealized gains of $177 million on lending-related swaps is driven by upward movement in interest rates during the fiscal year in EUR, INR, and USD, the main currencies of lending-related swap issuance.

Changes in the fair value of IFC’s borrowings from market, IDA and associated derivatives, net, includes the impact of changes in IFC’s own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but does not alter the cash flows. IFC’s policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.

At June 30, 2018, the yield on the benchmark 5-year U.S. Treasury bond stood at 2.7 percent, up from 1.9 percent at the beginning of the fiscal year. Due to the increase in market interest rates, IFC recorded unrealized gains of $1,096 million on medium and long-term borrowings carried at fair value in FY18, offset by unrealized losses of $1,189 million on related derivatives. Overall, IFC has reported $93 million of net unrealized losses on borrowings and associated derivatives in FY18 (net unrealized gains $74 million in FY17). At the end of FY18, after swap credit spreads for IFC borrowing issuances in US dollars were generally narrower across the term structure than at the end of FY17. Additionally, compared to the end of FY17, the cost of economically hedging borrowings in Australian and New Zealand dollars was little changed, while the cost of borrowing in Japanese yen was higher at most maturities at the end of FY18.

Grants to IDA

During FY18, IFC recorded a grant to IDA of $80 million, as compared with $101 million in FY17.

Other comprehensive income (OCI)

Unrealized Gains and Losses on Equity Investments and Debt Securities

IFC’s investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values are classified as available-for-sale, with unrealized gains and losses on these investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities reported in OCI are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

Table 15: Other Comprehensive Income (Loss) — Unrealized Gains and Losses on Equity Investments and Debt Securities FY18 vs FY17 (US$ millions)

	FY18	FY17
Net unrealized gains and losses on equity investments arising during the year:
Unrealized gains	$859	$814
Unrealized losses	(414)	(269)
Reclassification adjustment for realized gains and other-than-temporary impairments included in net income	(511)	(332)

Net unrealized losses and gains on equity investments	$(66)	$213

Net unrealized gains and losses on debt securities arising during the year:
Unrealized gains	$391	$337
Unrealized losses	(627)	(88)
Reclassification adjustment for realized gains, non-credit related portion of impairments which were recognized in net income and other-than-temporary included in net income	(10)	(116)

Net unrealized losses and gains on debt securities	$(246)	$133

Total unrealized losses and gains on equity investments and debt securities	$(312)	$346

Net unrealized losses on equity investments and debt securities was $312 million in FY18 (net unrealized gains of $346 million in FY17). The unrealized loss in FY18 was primarily driven by foreign currency transaction losses on debt securities accounted for as available-for-sale and the reclassification of realized gains on listed equity investments, partially offset by the reclassification of impairments on listed equity investments and higher equity valuations, due to the improved emerging markets environment.

Unrecognized Net Actuarial Gains and Losses and Unrecognized Prior Service Costs on Benefit Plans

Unrecognized pension adjustments largely represent the unrecognized net actuarial gains and losses on benefit plans. Actuarial gains and losses occur when actual results differ from expected results in determining the funded status of the pension plans. Since the pension plans are long term, changes in asset returns and discount rates cause volatility in comprehensive income. The change in the funded status reflects the rise in interest rates used to measure the liability, and, to a greater extent, the higher actual asset returns compared with the long-term projection. Given its long-term planning horizon for pension plans, Management is focused mainly on ensuring that contributions to pension plans appropriately reflect long term assumptions about asset returns and discount rates.

During FY18, IFC experienced a gain of $118 million — $111 million of unrecognized net actuarial gains and a $7 million reduction of prior service cost. The gain resulted largely from the increase in the discount rates used to determine the projected benefit obligations at FY18-end when compared with FY17-end. The discount rate assumptions used to determine the projected benefit obligation for the Staff Retirement Plan and Post-Employment Benefits Plan increased from 3.7% at June 30, 2017 to 4.1% at June 30, 2018 and from 3.8% at June 30, 2017 to 4.1% at June 30, 2018, respectively.

FY17 VERSUS FY16

Net income

IFC has reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interest of $1,129 million in FY17, as compared to $500 million in FY16.

Table 16: Change in Net Income FY17 vs FY16 (US$ millions)

Increase (decrease) FY17 vs FY16
Higher income from liquid asset trading activities	$413
Lower provisions for losses on loans, guarantees and other receivables	273
Higher income from loans and guarantees, realized gains and losses on loans and associated derivatives	172
Lower unrealized losses on equity investments and associated derivatives, net	171
Higher debt securities income (excluding impairments)	162
Lower other-than-temporary impairments on equity investments and debt securities	154
Higher expenses from pension and other postretirement benefit plans	(108)
Higher foreign currency transaction losses on non-trading activities	(142)
Lower realized gains on equity investments and associated derivatives, net	(144)
Higher charges on borrowings	(303)
Other, net	(19)

Change in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	$629

	FY17	FY16
Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	$1,129	$500
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	394	(204)

Income before grants to IDA	1,523	296
Grants to IDA	(101)	(330)

Net Income (loss)	1,422	(34)
Net (gains) losses attributable to non-controlling interests	(4)	1

Net Income (Loss) attributable to IFC	$1,418	$(33)

A more detailed analysis of the components of IFC’s net income follows.

Income from Loans and Guarantees, Including Realized Gains and Losses on Loans and Associated Derivatives

IFC’s primary interest earning asset is its loan portfolio. Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for FY17 totaled $1,298 million, compared with $1,126 million in FY16, an increase of $172 million.

The disbursed loan portfolio increased by $300 million from $23,910 million at June 30, 2016 to $24,210 million at June 30, 2017. The increase in the loan portfolio is generally due to new disbursements exceeding repayments ($779 million in FY17) partially offset by the reduction in loans outstanding due to write-offs ($417 million in FY17). The remainder of the change is primarily due to conversions from loans to equity investments.

Table 17: FY17 Change in Income from Loans and guarantees, including Realized Gains and Losses on Loans and Associated Derivatives (US$ millions)

Income from loans and guarantees, including realized gains and losses on loans and associated derivatives in FY16	$1,126
Increase due to increase in loan portfolio and interest rate environment	72
Increase due to higher recognition of deferred interest	55
Increase due to lower amount of interest reversed on non-accruing loans, net	43
Increase due to higher income from participation notes and other income	48
Decrease due to higher realized losses on loans	(35)
Decrease due to lower commitment and financial fees	(11)

Change in Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$172

Income from loans and guarantees, including realized gains and losses on loans and associated derivatives in FY17	$1,298

The increase in interest rates during FY17, including the US$ six-month LIBOR which increased from 0.92% at June 30, 2016 to 1.45% at June 30, 2017, was a key driver of the higher loan income in FY17 compared to FY16. The weighted average contractual interest rate on loans at June 30, 2017 was 5.4%, up from 5.1% June 30, 2016.

The increase in the recognition of deferred interest is primarily due to $67 million of previously capitalized and deferred interest that was recognized in FY17 Q1 as a result of a full prepayment of a $127 million loan.

The increase in realized losses is primarily due to a $30 million write-off of a loan accounted for under the fair value option reported in FY17 Q2.

Income from Equity Investments and Associated Derivatives

Income from the equity investment portfolio, including associated derivatives, increased by $189 million from $518 million in FY16 to $707 million in FY17.

IFC sells equity investments where IFC’s developmental role is complete, where pre-determined sales trigger levels have been met, and where applicable, lock ups have expired. Gains on equity investments and associated derivatives comprise realized and unrealized gains.

IFC recognized realized gains on equity investments and associated derivatives in the form of cash and non-monetary considerations for FY17 of $1,073 million, as compared with $1,217 million for FY16, a decrease of $144 million. Realized gains on equity investments and associated derivatives are concentrated in a small number of investments. In FY17, there were sixteen investments that generated individual capital gains in excess of $20 million for a total of $674 million, or 63%, of the FY17 realized gains, compared to thirteen investments that generated individual capital gains in excess of $20 million for a total of $856 million, or 70%, of the FY16 realized gains.

Dividend income in FY17 totaled $244 million, as compared with $241 million in FY16. Dividend income in FY17 included returns from three unincorporated joint venture (UJVs) in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $11 million, as compared with $11 million from two such UJVs in FY16. One investee generated dividends of $58 million in FY17.

Other-than-temporary impairments on equity investments totaled $581 million in FY17 ($216 million on equity investments accounted for as available-for-sale; and $365 million on equity investments accounted for at cost less impairment), as compared with $744 million in FY16 ($360 million on equity investments accounted for as available-for-sale; and $384 million on equity investments accounted for at cost less impairment), a decrease of $163 million. Other-than-temporary impairments on equity investments in FY17 reflected the economic downturn in certain countries in South Asia, East Asia and the Pacific, Middle East and North Africa, and Latin America and the Caribbean regions. In FY17, seven investments generated individual other-than-temporary impairments in excess of $20 million for a total of $267 million. In FY16, six investments generated an individual other-than-temporary impairment in excess of $20 million for a total of $173 million.

Net unrealized losses on equity investments and associated derivatives totaled $33 million (Net unrealized losses of $204 million in FY16) reflecting the realization of gains and overall improvement in the macro environment for emerging market equities.

Income from Debt Securities and Realized Gains and Losses on Debt Securities and Associated Derivatives

Income from debt securities and realized gains and losses on debt securities and associated derivatives increased to $282 million in FY17 from $129 million in FY16. The largest changes were higher realized gains on debt securities and associated derivatives of $114 million, higher interest income of $53 million, partially offset by higher other-than-temporary impairments of $9 million in FY17 when compared with FY16. One investment generated a $102 million realized gain from a debt security to equity conversion in FY17 Q4 and overall higher average balances was the other main cause for the increase.

Provision for Losses on Loans, Guarantees and Other Receivables

The quality of the loan portfolio, as measured by the weighted average country risk ratings and the weighted average credit ratings, experienced some marginal improvement in FY17. NPLs decreased by $190 million, from $1,712 million of the disbursed loan portfolio at June 30, 2016 to $1,522 million10 at June 30, 2017. The decrease of $190 million was comprised of $508 million of loans and loan-like debt securities being placed in NPL status, $239 million being removed from NPL status due to positive developments such as repayments, prepayments and improvements resulting in moving to performing status, $468 million being removed from NPL status due to write-offs and other changes of $9 million. In FY17, fifteen loans greater than $10 million, and totaling $451 million, were placed in NPL status.

IFC recorded a net provision for losses on loans, guarantees and other receivables of $86 million in FY17 ($268 million of specific provisions on loans partially offset by $171 million release of portfolio provisions on loans and an $11 million release of provision on guarantees) as compared to a provision of $359 million in FY16 ($319 million of specific provisions for losses on loans; $36 million of portfolio provisions for losses on loans; and a net $4 million of provision for losses on guarantees and other receivables). Adverse project-specific developments on ten loans comprised 81% of the specific provision for losses on loans in FY17 (excluding release of provisions and recoveries).

In FY17, IFC completed the implementation of IRP, which replaced IFC’s previous credit risk rating system and economic capital engine. The new rating system better aligns IFC’s practice to internationally recognized standards, where appropriate, given IFC’s portfolio and IRP allows for easier comparison between external ratings and IFC’s internal ratings. More granular ratings are expected to lead to better differentiation and a better understanding of client credit standing which will allow for more focus on those credits that most warrant scrutiny. The improved predictive power for probability of default and loss given default is also anticipated to lead to more informed investment decisions. As a result of implementing IRP, IFC reviewed its methodology for estimating the portfolio reserve against losses, in particular the estimation of the probability of default and loss given default. The $171 million release of portfolio provisions in FY17 includes a $156 million release of provision related to this change in estimate that was reported in FY17 Q3. The additional release of portfolio provisions of $15 million was largely due to the impact of unimpaired loans becoming impaired during FY17, which had a resulting negative impact on specific provisions.

At June 30, 2017, IFC’s total reserves against losses on loans were $1,483 million or 6.1% of the disbursed loan portfolio ($1,775 million; 7.4% at June 30, 2016), a decrease of $292 million from June 30, 2016. The decrease in reserves against losses on loans due to write-offs, net of recoveries of $415 million has been partially offset by provisions of $97 million, foreign exchange losses related to reserves held against non-U.S. dollar-denominated loans of $6 million and other adjustments of $20 million. In FY17, IFC actively exited a number of loans through settlement or sale or upon a recognition that the possibility of recovery was remote resulting in a significant amount of exits — 23 loans exited NPL status in FY17 upon write-off.

[10]	Includes $101 million reported as debt securities on the Balance Sheet as of June 30, 2017 ($66 million — June 30, 2016).

Specific reserves against losses on loans at June 30, 2017 of $841 million ($965 million at June 30, 2016) are held against impaired loans of $1,675 million ($1,752 million at June 30, 2016), a coverage ratio of 50% (55% at June 30, 2016).

Income from Liquid Asset Trading Activities

The liquid assets portfolio, net of derivatives and securities lending activities, decreased by $2.2 billion from $41.4 billion at June 30, 2016, to $39.2 billion at June 30, 2017. Gross income from liquid asset trading activities totaled $917 million in FY17 compared to $504 million in FY16, an increase of $413 million. The increase in gross income was primarily attributable to an increase in the performance of liquid assets net of benchmarks and, to a lesser extent, the increase in money-market rates and short-term U.S. Treasury yields. The related increase in LIBOR resets will also be reflected in an increased funding cost (charges on borrowings) of the Corporation.

Interest income in FY17 totaled $582 million, compared to $561 million in FY16. Holdings in products other than ABS and MBS, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $285 million of gains in FY17. The portfolio of ABS and MBS experienced fair value gains totaling $50 million in FY17, for a total gain of $335 million (realized and unrealized). This compares to a total loss (realized and unrealized) of $57 million in FY16.

In FY17, the liquid assets portfolios outperformed their benchmarks by $408 million. FY17 began in the wake of the “BREXIT” vote, which had raised risk premia across the developed markets and dampened returns at the very end of FY16. The rebound in asset prices as the market adapted to the news of the result was tremendous. In fact, certain U.K. securities not only recaptured their FY16 mark-to-market losses but generated gains in excess of those losses. Increasing clarity around the rating actions impacting U.S. student loan securities also contributed to a recovery in assets that were negatively impacted in FY16. In addition, improving economic growth across much of the world, especially during the first half of FY17 contributed to tighter credit spreads. Tighter credit spreads contributed to a strong performance for the Funded Liquidity portfolios. The Corporation reduced its exposure to credit spreads over the course of FY17 and increased its exposure to deposits and money-market instruments. Liquid asset holdings remain well diversified both geographically and across the eligible sectors of the eligible interest-bearing investment universe.

Stable U.S. economic growth, an improving labor market, and an increase in the pace of inflation, at least in the first half of FY17, allowed the U.S. Federal Reserve to raise the range for its benchmark overnight rate for a second time in December and two more times in the second half of FY17. This resulted in negative returns for the Treasury Managed Portion of the Corporation’s net worth, which is invested in U.S. Treasuries. Interest rates rose significantly across the yield curve led by the “belly”. The yield for the on-the-run 2-year U.S. Treasury rose 80 bps, the 5-year yield rose 89 bps, the 10-year yield rose 83 bps, and the 30-year yield rose 55 bps over the fiscal year. The Treasury Managed Portion of IFC’s net worth is benchmarked to the 1 to 3-year U.S. Treasury index. As a result, the portfolio suffered a small loss as the income was not sufficient to offset the capital losses as yields rose. USD LIBOR-Swap yields rose more than U.S. Treasury yields, reversing some of the movement in FY16. With the yield spreads for the Corporation’s high-quality USD assets remaining stable relative to U.S. Treasuries, the spreads relative to the LIBOR-based benchmark narrowed, contributing to the performance of USD-denominated assets. The performance of non-USD liquid assets benefitted from a reduction in USD funding pressures, which resulted in less-negative cross-currency bases and adjustments in foreign-currency forward rates that contributed to returns.

During FY17 Q4, short-term US Treasury yields rose, while long-term yields declined. The US Federal Reserve tightened monetary policy in June despite weaker-than-expected inflation readings during the quarter. The S&P 500 equity index was up modestly over the quarter, and credit spreads narrowed, but at a slower pace. Option-implied volatilities remained at historically low levels. This resulted in positive excess returns for the high-quality securities in IFC’s Liquid Asset Portfolios. The IFC treasury managed portion of net worth gained $17 million during the quarter despite the increase in short-term interest rates. An increase in the size of the portfolio and the slow pace of increase in yields on 1 to 3-year Treasuries supported interest income, and this income was enhanced by the use of securities lending to make additional investments.

In FY17 and FY16, all internally managed liquid asset portfolios outperformed their respective benchmarks.

At June 30, 2017, trading securities with a fair value of $19 million are classified as Level 3 securities, which is 0.1% of total trading securities at fair value ($68 million — June 30, 2016).

Charges on Borrowings

IFC’s charges on borrowings increased by $303 million, from $409 million in FY16 (net of $6 million gain on extinguishment of borrowings) to $712 million in FY17 (net of $2 million gain on extinguishment of borrowings), largely attributable to rising LIBOR rates and increased interest charges on the back of pricing in the SSA (Sovereigns, Supranational and Agency) market becoming more expensive due to USD swap curve tightening and widening borrowing spreads vs. LIBOR.

The weighted average cost of IFC’s borrowings outstanding from market sources, after the effects of borrowing-related derivatives, and excluding short-term borrowings from market and other sources, was 1.4% at June 30, 2017, an increase from 1.1% at June 30, 2016. The size of the borrowings portfolio (excluding the short-term borrowings), net of borrowing-related derivatives and before fair value adjustments, decreased by $1.9 billion during FY17 from $53.9 billion at June 30, 2016, to $52.0 billion at June 30, 2017.

Other income

Other income of $528 million for FY17 was $27 million higher than in FY16 ($501 million). There were higher returns on the Post Employment Benefit Plan (PEBP) assets which are partly invested in global equities and reflected the improved market for equity investments in FY17 as compared to the same period in FY16. The decline in service fees from FY16 to FY17 was primarily due to a decrease in mobilization fees.

Other income also includes management and other fees from IFC’s consolidated subsidiary, AMC, of $79 million ($66 million in FY16) with the increase coming from increased number of funds and assets under management and income from Advisory Services, predominantly contributions from donors, of $277 million ($266 million in FY16). In FY17, income from advisory services comprised $229 million of donor funds utilized ($217 million — FY16) and $48 million of fees from clients and administrative fees from donors ($49 million —FY16).

Other expenses

Administrative expenses (the principal component of other expenses) increased by $29 million from $933 million in FY16 to $962 million in FY17. The increase in FY17 is due to higher salary costs and higher variable expenses, primarily consultants and travel.

Advisory services expenses totaled $327 million in FY17 ($308 million in FY16) with the increase from FY16 consistent with the increase in advisory services income.

IFC recorded expenses from pension and other postretirement benefit plans in FY17 of $293 million, compared with $185 million in FY16. This increase, based on the beginning of the year actuarial assumptions and calculations based on the funding status of the plans at FY16-end, was driven by higher service cost and lower interest costs, partially offset by higher expected returns on plan assets and higher amortization of unrecognized net actuarial losses resulting largely from the decrease in the discount rates used to determine the projected benefit obligation.

Foreign Currency Transaction Gains and Losses on Non-Trading Activities

Foreign currency transaction losses reported in net income in FY17 totaled $188 million (losses of $46 million — FY16). Foreign currency transaction gains on debt securities accounted for as available-for-sale in the amount of $64 million in FY17 (losses of $49 million — FY16) are reported in Other Comprehensive Income, while gains and losses on the derivatives economically hedging such debt securities are reported in net income.

Largely due to IFC having a small population of unhedged non-U.S. dollar-denominated loans and debt securities and the U.S. dollar strengthening against such currencies, IFC has recorded overall foreign exchange related losses in a combination of Net Income and Other Comprehensive Income of $124 million in FY17 (losses of $95 million — FY16).

Net Unrealized Gains and Losses on Non-Trading Financial Instruments

As discussed in more detail in Note A to IFC’s FY17 Consolidated Financial Statements, IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all market borrowings that are economically hedged with financial instruments that are accounted for at fair value with changes therein reported in net income; (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives; and (iii) borrowings from IDA.

Table 18: Net Unrealized Gains and Losses on Non-Trading Financial Instruments FY17 vs FY16 (US$ millions)

	FY17	FY16
Unrealized gains and losses on loans, debt securities and associated derivatives	$320	$(266)
Unrealized gains and losses on borrowings from market, IDA and associated derivatives, net	74	62

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$394	$(204)

IFC reported net unrealized gains on loans, debt securities and associated derivatives of $320 million in FY17 (net unrealized losses of $266 million in FY16). In FY17 this comprised unrealized gains of $102 million on the loan and debt securities portfolio carried at fair value, unrealized gains of $128 million on lending-related swaps, unrealized gains of $81 million on client risk management swaps and unrealized gains of $9 million on other derivatives, mainly conversion features, warrants in investment contracts and interest rate and currency swaps economically hedging client obligations. The unrealized gains of $128 million on lending-related swaps is driven by the increase in value of the pay fixed and receive floating swaps as LIBOR rates have increased.

Changes in the fair value of IFC’s borrowings from market, IDA and associated derivatives, net, includes the impact of changes in IFC’s own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows. IFC’s policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.

Due to the increase in market interest rates, IFC recorded unrealized gains of $991 million on market borrowings in FY17, more than offsetting $949 million of unrealized losses recorded on derivatives associated with market borrowings. At the end of FY17, the cost of economically hedging borrowings in U.S. dollars, Australian dollars, and New Zealand dollars was marginally more favorable to IFC as compared to the end of FY16. Additionally, credit spreads for IFC borrowing issuances were generally narrower across the term structure than at the end of FY16.

Overall, IFC has reported $74 million of net unrealized gains on borrowings and associated derivatives in FY17 ($62 million in FY16).

Grants to IDA

During FY17, IFC recorded a grant to IDA of $101 million, as compared with $330 million in FY16.

Other comprehensive income (OCI)

Unrealized Gains and Losses on Equity Investments and Debt Securities

IFC’s investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values are classified as available-for-sale, with unrealized gains and losses on these investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities reported in OCI are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

Table 19: Other Comprehensive Income (Loss) — Unrealized Gains and Losses on Equity Investments and Debt Securities FY17 vs FY16 (US$ millions)

	FY17	FY16
Net unrealized gains and losses on equity investments arising during the year:
Unrealized gains	$814	$355
Unrealized losses	(269)	(871)
Reclassification adjustment for realized gains and other-than-temporary impairments included in net income	(332)	(281)

Net unrealized gains and losses on equity investments	$213	$(797)

Net unrealized gains and losses on debt securities arising during the year:
Unrealized gains	$337	$103
Unrealized losses	(88)	(180)
Reclassification adjustment for realized gains, non-credit related portion of impairments which were recognized in net income and other-than-temporary included in net income	(116)	10

Net unrealized gains and losses on debt securities	$133	$(67)

Total unrealized gains and losses on equity investments and debt securities	$346	$(864)

Net unrealized gains on equity investments and debt securities was $346 million in FY17. This was primarily driven by higher equity valuations, as a result of the improved emerging markets environment, and the reclassification of write-downs of listed equity investments, partially offset by the reclassification of realized gains on listed equities.

Unrecognized Net Actuarial Gains and Losses and Unrecognized Prior Service Costs on Benefit Plans

Unrecognized pension adjustments largely represent the unrecognized net actuarial gains and losses on benefit plans. Actuarial gains and losses occur when actual results differ from expected results in determining the funded status of the pension plans. Since the pension plans are long term, changes in asset returns and discount rates cause volatility in comprehensive income. The improvement in the funded status reflects the rise in interest rates used to measure the liability, and to a greater extent the higher actual asset returns compared with the long-term projection. Given its long-term planning horizon for pension plans, Management is focused mainly on ensuring that contributions to pension plans appropriately reflect long term assumptions about asset returns and discount rates.

During FY17, IFC experienced a gain of $543 million primarily due to $537 million of unrecognized net actuarial gains and a $6 million reduction of prior service cost. The gain resulted largely from the increase in the discount rates used to determine the projected benefit obligations at FY17-end when compared with FY16-end. The discount rate assumptions used to determine the projected benefit obligation for the Staff Retirement Plan and Post-Employment Benefits Plan increased from 3.4% at June 30, 2016 to 3.7% at June 30, 2017 and from 3.5% at June 30, 2016 to 3.8% at June 30, 2017, respectively.

GOVERNANCE AND CONTROL

GENERAL GOVERNANCE

IFC’s decision-making structure consists of the Board of Governors, the Board of Directors, the President, the Executive Vice President and CEO, management and staff. The Board of Governors is the highest decision-making authority. Governors are appointed by their member governments for a five-year term, which is renewable. The Board of Governors may delegate authority to the Board of Directors to exercise any of its powers, except those reserved to the Board of Governors under the Articles of Agreement.

BOARD MEMBERSHIP

In accordance with its Articles of Agreement, Directors are appointed or elected every two years by their member governments. The Board currently has 25 Directors who represent all member countries. Directors are neither officers nor staff of IFC. The President is the only member of the Board from management, and he serves as a non-voting member and as Chairman of the Board.

The Board and its committees are in continuous session at the main IBRD offices in Washington DC, as business requires. Each committee’s terms of reference establishes its respective roles and responsibilities. As committees do not vote on issues, their role is primarily to serve the Board in discharging its responsibilities.

The committees are made up of eight members and function under their respective stipulated terms of reference. These committees are as follows:

•	Audit Committee — assists the Board in overseeing IFC’s finances, accounting, risk management and internal controls (see further explanation below).

•

Budget Committee — assists the Board in approving IFC’s budget and in overseeing the preparation and execution of IFC’s strategy and business plans. The committee provides guidance to management on strategic directions.

•

Committee on Development Effectiveness — supports the Board in assessing IFC’s development effectiveness, providing guidance on strategic directions, and monitoring the quality and results of operations.

•

Committee on Governance and Directors’ Administrative Matters — assists the Board on issues related to governance, the Board’s own effectiveness, and the administrative policy applicable to Directors’ offices.

•

Human Resources Committee — strengthens the efficiency and effectiveness of the Board in discharging its oversight responsibility on IFC’s human resources strategy, policies and practices, and their alignment with the business needs of the organization.

The Board is required to consider proposals made by the President on the use of IFC’s net income: retained earnings and designation of retained earnings and on other policies that affect its general operations. The Board is also responsible for presenting to the Board of Governors, at the Annual meetings, audited accounts, an administrative budget, and an annual report on operations and policies and on other matters.

AUDIT COMMITTEE

Membership

The Audit Committee consists of eight Directors. Membership in the Committee is determined by the Board, based on nominations by the Chairman of the Board, following informal consultation with Directors.

Key responsibilities

The Audit Committee is appointed by the Board for the primary purpose of assisting the Board in overseeing IFC’s finances, accounting, risk management, internal controls and institutional integrity, specific responsibilities include:

•	Oversight of the integrity of IFC’s financial statements.

•	Appointment, qualifications, independence and performance of the External Auditor.

•	Performance of the Internal Audit Department.

•

Adequacy and effectiveness of financial and accounting policies and internal controls and the mechanisms to deter, prevent and penalize fraud and corruption in IFC operations and corporate procurement.

•	Effective management of financial, fiduciary, compliance in IFC.

•	Oversight of the institutional arrangements and processes for risk management across IFC.

In carrying out its role, the Audit Committee discusses financial issues and policies that affect IFC’s financial position and capital adequacy with Management, external auditors, and internal auditors. It recommends the annual audited financial statements for approval to the Board. The Audit Committee monitors and reviews developments in corporate governance and its own role on an ongoing basis.

Executive sessions

Under the Audit Committee’s terms of reference, it may convene in executive session at any time, without Management’s presence. The Audit Committee meets separately in executive session with the external and internal auditors.

Access to resources and to management

Throughout the year, the Audit Committee receives a large volume of information to enable it to carry out its duties, and meets both formally and informally throughout the year to discuss relevant matters. It has complete access to Management and reviews and discusses with Management topics considered in its terms of reference.

The Audit Committee has the authority to seek advice and assistance from outside legal, accounting, or other advisors as it deems necessary.

BUSINESS CONDUCT

The WBG promotes a positive work environment in which staff members understand their ethical obligations to the institutions. In support of this commitment, the institutions have a Code of Conduct in place. The WBG has both an Ethics HelpLine and a Fraud and Corruption hotline. A third-party service offers many methods of worldwide communication. Reporting channels include telephone, mail, email, or confidential submission through a website.

IFC has in place procedures for receiving, retaining, and handling recommendations and concerns relating to business conduct identified during the accounting, internal control and auditing processes.

WBG staff rules clarify and codify the staff’s obligations in reporting suspected fraud, corruption, or other misconduct that may threaten the operations or governance of the WBG. These rules also offer protection from retaliation.

AUDITOR INDEPENDENCE

The appointment of the external auditor for IFC is governed by a set of Board-approved principles. These include:

•	Until the completion of the FY18 audit and audit-related work, prohibiting the external auditor from providing any non-audit-related services;

•	Requiring all audit-related services to be pre-approved on a case-by-case basis by the Board, upon recommendation of the Audit Committee; and

•

Mandatory rebidding of the external audit contract every five years, with a limit of two consecutive terms and mandatory rotation thereafter, provided however, that the Audit Committee may exceptionally recommend that the incumbent audit firm should be allowed to participate in the re-bidding.

The external auditor is appointed to a five-year term, with a limit of two consecutive terms, and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board. FY18 is the final year of KPMG LLP’s second term as IFC’s external auditor.

On November 28, 2017, following a mandatory rebidding of the external audit contract, IFC’s Directors approved the appointment of Deloitte as IFC’s external auditor for a five-year term commencing FY19.

Communication between the external auditor and the Audit Committee is ongoing and carried out as often as deemed necessary by either party. The Audit Committee meets periodically with the external auditor and individual committee members have independent access to the external auditor. IFC’s external auditors also follow the communication requirements with the Audit Committees set out under generally accepted auditing standards in the United States.

During FY17, the Board approved amendments to the policy on the appointment of an external auditor which will come into effect for the FY19 audit period. The primary amendments now permit the external auditor to provide non-prohibited non-audit related services subject to monetary limits. Broadly, the list of prohibited non-audit services include those that would put the external auditor in the roles typically performed by management or in a position of auditing their own work, such as accounting services, internal audit services, and provision of investment advice. The total non-audit services fees over the term of the relevant external audit contract shall not exceed 70 percent of the audit fees over the same period.

INTERNAL CONTROL

Internal control over external financial reporting

Each fiscal year, Management evaluates the internal controls over external financial reporting to determine whether any changes made in these controls during the fiscal year materially affect, or would be reasonably likely to materially affect IFC’s internal control over external financial reporting. The internal control framework promulgated by the COSO, “Internal Control — Integrated Framework (2013)” provides guidance for designing, implementing and conducting internal control and assessing its effectiveness. Since FY16, IFC has been using the 2013 COSO framework to assess the effectiveness of the internal control over external financial reporting. As of June 30, 2018, these controls were determined to be effective. See “Management’s report regarding effectiveness of Internal Control over External Financial Reporting” on Page 64.

Concurrently, IFC’s external auditor provides a report stating IFC maintained, in all material respects, effective internal control over external financial reporting. See Independent Auditors’ Report on effectiveness of internal control over financial reporting on Page 66.

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed is gathered and communicated to Management as appropriate, to allow timely decisions regarding required disclosure by IFC. Management conducted an evaluation of the effectiveness of such controls and procedures and the President, the Chief Executive Officer, the Vice President, Risk and Financial Sustainability and Controller have concluded that these controls and procedures were effective as of June 30, 2018.

AUDIT FEES

For FY18 and FY17, KPMG served as IFC’s independent external auditors. The aggregate fees for professional services rendered for IFC, including reimbursable expenses, by KPMG for FY18 and FY17 are as follows: Fees earned by KPMG for audit and audit-related services rendered to IFC, AMC and funds managed by AMC totaled $3.98 million ($3.60 million — FY17), comprising $3.52 million of audit services ($3.20 million — FY17) and $0.46 million of audit-related services ($0.40 million —FY17). Audit-related services performed by KPMG are closely related to audit services and in many cases could only be provided by IFC’s independent external auditors. Such audit-related services include accounting consultations, financial statement translation services, comfort letters and other reporting in support of IFC’s borrowing activities, and certain attestation services such as agreed upon procedures.

ORGANIZATION AND ADMINISTRATION OF IFC

MEMBERSHIP

IFC was organized in 1956 with an original membership of 56 countries, which has since grown to 184 member countries at June 30, 2018. Membership in IFC is open to members of IBRD at such times and in accordance with such terms and conditions as IFC shall prescribe.

Although any member may withdraw from membership in IFC by delivering notice thereof in writing, any government which ceases to be a member remains liable for all its obligations to IFC. In the event of withdrawal, IFC will arrange for the repurchase of that government’s capital stock in IFC. Also, a member may be suspended by a decision of a majority of the Board of Governors exercising a majority of IFC’s total voting power if such member fails to fulfil any of its obligations to IFC.

ADMINISTRATION

IFC’s administration is comprised of the Board of Governors, the Board of Directors, the President, the Chief Executive Officer, other officers and staff.

All of the powers of IFC are vested in the Board of Governors which is composed of a Governor (and an Alternate Governor) appointed by each member country of IFC. The voting power of each member shall be equal to the sum of its basic votes and share votes. The basic votes of each member shall be the number of votes that results from the equal distribution among all members of 5.55 percent of the aggregate sum of the voting power of all the members, provided that there shall be no fractional basic votes. The share votes of each member shall be the number of votes that results from the allocation of one vote for each share of stock held. Except as otherwise expressly provided in the Articles of Agreement, all matters before IFC are decided by a majority of the votes cast. The Board of Governors holds regular annual meetings, but has delegated to the Board of Directors authority to exercise all of the powers of IFC except those reserved to the Board of Governors under the Articles of Agreement.

The Board of Directors is responsible for the conduct of the general operations of IFC. It is composed of each Executive Director of IBRD who has been either (i) appointed by a member of IBRD which is also a member of IFC, or (ii) elected in an election in which the votes of at least one member of IBRD which is also a member of IFC shall have counted toward his or her election. Each Director is entitled to cast the number of votes which the member by which he or she was appointed, or the member (or members) that voted for his or her election, is entitled to cast. The Board of Directors presently consists of 25 Directors. Five Directors are appointed by individual members and the remaining 20 are elected by the Board of Governors representing the other members. The President of IBRD is ex officio Chairman of the Board of Directors of IFC.

The President is the chief of the operating staff of IFC and is appointed by the Board of Directors. Under the direction and control of the Board of Directors, the President is responsible for the organization, appointment and dismissal of the officers and staff. The authority to conduct the ordinary business of IFC is vested in the Chief Executive Officer.

The following is a list of the principal officers of IFC as of June 30, 2017:

President	Dr. Jim Yong Kim
Chief Executive Officer	Philippe Le Houérou
Vice President, New Business	Dimitris Tsitsiragos(*)
Vice President, Blended Finance and Partnerships	Nena Stoiljkovic
Vice President, General Counsel and Vice President, Legal, Compliance Risk, and ESG Sustainability	Ethiopis Tafara
Vice President, Portfolio Management	Saran Kebet-Koulibaly(**)
Vice President, Risk and Financial Sustainability	Mohamed Gouled
Vice President, Corporate Strategy and Resources	Stephanie von Friedeburg(****)
Vice President, Treasury and Syndications	Jingdong Hua
Vice President, WBG Controller	Bernard Lauwers
Vice President, Economics and Private Sector Development	Hans Peter Lankes
Vice President, CEO, IFC Asset Management Company LLC (a wholly-owned subsidiary of IFC)	Gavin E.R. Wilson(***)
Vice President, Communications and Outreach	Karin Finkelston

(*)	Dimitris Tsitsiragos left IFC in November 2017.
(**)	Saran Kebet-Koulibaly left IFC in November 2017.
(***)	Gavin E.R. Wilson left IFC and AMC in October 2017 and Marcos Brujis became AMC Chief Executive Officer and Vice President, IFC AMC Services effective November 1, 2017.
(****)

Stephanie von Friedeburg was appointed to the new position of IFC’s Chief Operating Officer, effective January 1, 2018. Stephanie temporarily assumed the position of Vice President, New Business on November 1, 2017.

IFC has realigned the organization to include a greater focus at the regional and country level in order to implement the IFC 3.0 strategy. The changes include the creation of the above mentioned new position of Chief Operating Officer, to oversee all IFC operations and drive the implementation of the IFC strategy, and the creation of three Regional Vice President positions who will report to the Chief Operating Officer. Accordingly,

IFC announced the following appointments effective January 1, 2018:

•	The appointment of Georgina Baker, Regional Vice President, Latin America & Caribbean and Europe & Central Asia.

•	The appointment of Sérgio Pimenta, Regional Vice President, Middle-East and Africa.

•	The reassignment of Nena Stoiljkovic, to the position of Regional Vice President, South Asia and East Asia & Pacific.

IFC has also appointed Monish Mahurkar as Vice President, Corporate Strategy and Resources, including Human Resources and Information Technology, and Mohamed Gouled assumed the IFC Controllers function within the Risk and Financial Sustainability Vice Presidency, both effective January 1, 2018.

Accordingly, the following is a list of the principal officers of IFC as of June 30, 2018:

President	Dr. Jim Yong Kim
Chief Executive Officer	Philippe Le Houérou
Chief Operating Officer	Stephanie von Friedeburg
Regional Vice President, Latin America & Caribbean and Europe & Central Asia	Georgina Baker
Regional Vice President, Middle-East and Africa	Sérgio Pimenta
Regional Vice President, South Asia and East Asia & Pacific	Nena Stoiljkovic
Vice President and General Counsel, Legal, Compliance Risk, and ESG Sustainability	Ethiopis Tafara
Vice President, Risk and Financial Sustainability(*)	Mohamed Gouled
Vice President, Corporate Strategy and Resources	Monish Mahurkar
Vice President, Treasury and Syndications	Jingdong Hua
Vice President, Economics and Private Sector Development	Hans Peter Lankes
Vice President, CEO, IFC Asset Management Company LLC (a wholly-owned subsidiary of IFC)	Marcos Brujis
Vice President, Partnerships, Communications and Outreach	Karin Finkelston

(*)	Renamed Risk and Finance effective July 1, 2018.

THE ARTICLES OF AGREEMENT

The Articles of Agreement constitute IFC’s governing charter. They prescribe IFC’s purpose, capital structure and organization, authorize the operations in which it may engage, prescribe limitations on the carrying on of those operations and establish the status, privileges and immunities of IFC in its member countries. The Articles of Agreement also contain provisions with respect to the admission of additional members, the increase of the authorized capital stock of IFC, the terms and conditions under which IFC may invest its funds, the distribution of the net income of IFC to its members, the withdrawal and suspension of members and the suspension of operations of IFC.

Pursuant to its provisions, the Articles of Agreement may be amended only by a vote of three-fifths of the Governors exercising 85% of the total voting power (except for certain provisions the amendment of which requires the affirmative vote of all Governors). The Articles of Agreement further provide that questions of interpretation of provisions of the Articles of Agreement arising between any member and IFC or between members of IFC shall be decided by the Board of Directors. Its decisions may be referred by any member to the Board of Governors, whose decision is final. Pending the result of such reference, IFC may act on the basis of the decision of the Board of Directors.

Copies of the full text of the Articles of Agreement are available for inspection and distribution at IFC’s head office in Washington, D.C. and are available at www.ifc.org.

LEGAL STATUS, IMMUNITIES AND PRIVILEGES

The Articles of Agreement contain provisions which accord to IFC legal status and certain immunities and privileges in the territories of each of its members, including those summarized below.

IFC has full juridical personality with capacity to make contracts, to acquire and dispose of property and to sue and be sued. Actions may be brought against IFC only in a court of competent jurisdiction in the territories of a member in which IFC has an office, has appointed an agent to accept service of process, or has issued or guaranteed securities, but no action may be brought against IFC by a member or persons acting for or deriving claims from a member.

The Governors, Directors, Alternates and the officers, and employees of IFC are immune from legal process for acts performed by them in their official capacities.

The archives of IFC are inviolable and the property and assets of IFC are immune from seizure, attachment or execution prior to delivery of final judgment against IFC. The property and assets of IFC are also immune from search, requisition, confiscation, expropriation or any other form of seizure by executive or legislative action.

IFC, its assets, property, income and its operations and transactions authorized by the Articles of Agreement, are immune from all taxation and customs duties imposed by a member country. IFC is also immune from liability for the collection or payment of any tax or duty.

Under the Articles of Agreement, securities issued or guaranteed by IFC and the interest or dividends thereon are not subject to any tax (a) which discriminates against such securities solely because they are issued or guaranteed by IFC or (b) if the sole jurisdictional basis for the tax is the place or currency in which such securities are issued, made payable or paid, or the location of any office or place of business maintained by IFC.

IFC in its discretion may waive any of the privileges and immunities conferred under the Articles of Agreement upon such conditions as it may determine.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND INTERNAL CONTROL REPORTS

June 30, 2018

Management’s Financial Reporting Assurance

August 9, 2018

Audit Committee of the Board of Directors

International Finance Corporation

We have reviewed the consolidated financial statements for the period ending on June 30, 2018, and the accompanying management’s discussion and analysis of the International Finance Corporation (IFC) (collectively, the “Reports”). Based on our knowledge, the Reports do not (1) contain any untrue statement of a material fact, or (2) omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports.

Based on our knowledge, the consolidated financial statements and other financial information included in the Reports fairly present in all material respects the financial condition, results of operations, changes in net assets, and cash flows of IFC for the periods presented in the Reports.

Management is responsible for establishing and maintaining internal controls and procedures over external financial reporting for IFC. As part of carrying out these responsibilities, Management has:

•

designed internal controls and procedures to ensure that material information required to meet the accuracy and completeness standards set forth above with regard to the Reports is recorded, processed, summarized and reported in a timely manner, as well as to ensure that such information is accumulated and communicated to Management as appropriate to allow timely decisions regarding required disclosure; and

•

designed internal controls over external financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Management has evaluated the effectiveness of IFC’s internal controls and procedures as of the date of the Reports; and presented in management's discussion and analysis its conclusions about the effectiveness of such controls and procedures, as of the end of the period covered by the Reports, based on such evaluation. Management has disclosed in the Reports any change in IFC’s internal controls over external financial reporting that occurred during the period covered by the Reports that has materially affected, or is reasonably likely to materially affect, IFC’s internal controls over external financial reporting.

Further, Management has disclosed, based on its most recent evaluation of internal controls over external financial reporting, to IFC’s external auditors and the Audit Committee of IFC’s Board of Directors:

•

all significant deficiencies in the design or operation of internal controls over external financial reporting which are reasonably likely to adversely affect IFC’s ability to record, process, summarize, and report financial information; and

•	any fraud, material or not, that involves Management or other employees who have a significant role in IFC’s internal controls over external financial reporting.

Jim Yong Kim
President

Philippe H. Le Houérou
Chief Executive Officer

Mohamed Gouled
Vice President, Risk and Finance

Paul B. Bravery
Acting Controller and Director

Management’s Report Regarding Effectiveness of

Internal Control over External Financial Reporting

August 9, 2018

The management of the International Finance Corporation (IFC) is responsible for the preparation, integrity, and fair presentation of its published consolidated financial statements. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and, as such, include amounts based on informed judgments and estimates made by management.

The consolidated financial statements have been audited by an independent audit firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IFC’s consolidated financial statements and audit of its internal control over external financial reporting were valid and appropriate. The independent auditor’s reports accompany the audited consolidated financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial statement presentations in conformity with US GAAP. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal controls over external financial reporting, which are subject to scrutiny by management and the internal auditors, and are revised as considered necessary, support the integrity and reliability of the external consolidated financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statements preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

IFC assessed its internal control over external financial reporting for financial statement presentation in conformity with US GAAP as of June 30, 2018. This assessment was based on the criteria for effective internal control over external financial reporting described in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IFC maintained effective internal control over external financial reporting presented in conformity with US GAAP as of June 30, 2018. The independent audit firm that audited the consolidated financial statements has issued an Independent Auditors Report which expresses an opinion on IFC’s internal control over external financial reporting.

The Board of Directors has appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IFC. The Audit Committee is comprised entirely of Directors who are independent of IFC’s management. The Audit Committee is responsible for recommending to the Board of Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IFC in addition to reviewing IFC’s financial reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

Jim Yong Kim
President

Philippe H. Le Houérou
Chief Executive Officer

Mohamed Gouled
Vice President, Risk and Finance

Paul B. Bravery
Acting Controller and Director

KPMG LLP
Suite 12000
1801 K Street, NW
Washington, DC 20006

Independent Auditors’ Report

President and Board of Directors

International Finance Corporation:

We have audited the International Finance Corporation and subsidiaries’ (IFC) internal control over financial reporting as of June 30, 2018, based on criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s Responsibility for Internal Control Over Financial Reporting

Management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting.

Auditors’ Responsibility

Our responsibility is to express an opinion on the entity’s internal control over financial reporting based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditors’ judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Definition and Inherent Limitations of Internal Control Over Financial Reporting

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with U.S. generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, IFC maintained, in all material respects, effective internal control over financial reporting as of June 30, 2018, based on criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Report on Consolidated Financial Statements

We also have audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying consolidated financial statements of IFC, which comprise the consolidated balance sheets as of June 30, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), changes in capital and cash flows for each of the years in the three-year period ended June 30, 2018, and our report dated August 9, 2018 expressed an unmodified opinion on those consolidated financial statements.

Washington, D.C.

August 9, 2018

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED BALANCE SHEETS

as of June 30, 2018 and June 30, 2017

(US$ millions)

	2018	2017
Assets
Cash and due from banks	$1,249	$1,107
Time deposits — Note C	13,156	13,576
Trading securities — Notes C and R	28,909	30,188
Securities purchased under resale agreements and receivable for cash collateral pledged — Notes C and W	1,989	932
Investments — Notes B, D, E, F, G, R and T
Loans ($927 at June 30, 2018, $970 at June 30, 2017 at fair value; net of reserve against losses of $1,293 at June 30, 2018, $1,483 at June 30, 2017) — Notes D, E and R	23,609	22,520
Equity investments ($10,322 at June 30, 2018, $10,279 at June 30, 2017 at fair value) — Notes B, D, G and R	13,032	13,488
Debt securities — Notes D, F and R	5,623	4,511

Total investments	42,264	40,519

Derivative assets — Notes Q, R and W	2,809	2,647
Receivables and other assets — Note J	3,896	3,285

Total assets	$94,272	$92,254

Liabilities and capital

Liabilities
Securities sold under repurchase agreements and payable for cash collateral received — Notes C and W	$6,364	$5,401
Borrowings outstanding — Notes K and R
From market and other sources at amortized cost	2,874	3,025
From market sources at fair value	49,414	49,927
From International Development Association at fair value	807	955
From International Bank for Reconstruction and Development at amortized cost	—	196

Total borrowings	53,095	54,103

Derivative liabilities — Notes Q, R and W	4,289	3,381
Payables and other liabilities — Notes L and V	4,388	4,316

Total liabilities	68,136	67,201

Capital
Capital stock, authorized (2,580,000 at June 30, 2018 and June 30, 2017) shares of $1,000 par value each — Note M Subscribed and paid-in	2,566	2,566
Accumulated other comprehensive income — Note O	264	458
Retained earnings — Note O	23,306	22,026

Total IFC capital	26,136	25,050
Non-controlling interests	—	3

Total capital	26,136	25,053

Total liabilities and capital	$94,272	$92,254

The notes to the Consolidated Financial Statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

for each of the three years ended June 30, 2018

(US$ millions)

	2018	2017	2016
Income from investments
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives — Note E	$1,377	$1,298	$1,126
Provision for losses on loans, guarantees, accrued interest and other receivables — Note E	(90)	(86)	(359)
Income from equity investments and associated derivatives — Note G	853	707	518
Income from debt securities, including realized gains and losses on debt securities and associated derivatives — Note F	363	282	129

Total income from investments	2,503	2,201	1,414
Income from liquid asset trading activities — Note C	771	917	504
Charges on borrowings — Note K	(1,041)	(712)	(409)

Income from investments and liquid asset trading activities, after charges on borrowings	2,233	2,406	1,509
Other income
Advisory services income	305	277	266
Service fees	102	82	117
Other — Notes B and N	171	169	118

Total other income	578	528	501

Other expenses
Administrative expenses — Note X	(1,029)	(962)	(933)
Advisory services expenses	(354)	(327)	(308)
Expense from pension and other postretirement benefit plans — Note V	(244)	(293)	(185)
Other — Note B	(35)	(35)	(38)

Total other expenses	(1,662)	(1,617)	(1,464)

Foreign currency transaction gains (losses) on non-trading activities	123	(188)	(46)

Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	1,272	1,129	500
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value — Note P	88	394	(204)

Income before grants to IDA	1,360	1,523	296

Grants to IDA — Note O	(80)	(101)	(330)

Net income (loss)	1,280	1,422	(34)

Net (gains) losses attributable to non-controlling interests	—	(4)	1

Net income (loss) attributable to IFC	$1,280	$1,418	$(33)

The notes to the Consolidated Financial Statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

for each of the three years ended June 30, 2018

(US$ millions)

	2018	2017	2016
Net income (loss) attributable to IFC	$1,280	$1,418	$(33)
Other comprehensive income (loss)
Unrealized gains and losses on debt securities
Net unrealized gains (losses) on available-for-sale debt securities arising during the period	(236)	249	(77)
Reclassification adjustment for realized gains included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	(49)	(170)	(35)
Reclassification adjustment for other-than-temporary impairments included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	39	54	45

Net unrealized (losses) gains on debt securities	(246)	133	(67)

Unrealized gains and losses on equity investments
Net unrealized gains (losses) on equity investments arising during the period	445	545	(516)
Reclassification adjustment for realized gains included in net income (income from equity investments and associated derivatives)	(693)	(548)	(641)
Reclassification adjustment for other-than-temporary impairments included in net income (income from equity investments and associated derivatives)	182	216	360

Net unrealized (losses) gains on equity investments	(66)	213	(797)

Net unrecognized net actuarial gains (losses) and unrecognized prior service credits (cost) on benefit plans — Note V	118	543	(764)

Total other comprehensive (loss) income	(194)	889	(1,628)

Total comprehensive income (loss) attributable to IFC	$1,086	$2,307	$(1,661)

The notes to the Consolidated Financial Statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for each of the three years ended June 30, 2018

(US$ millions)

	Attributable to IFC
	Undesignated retained earnings	Designated retained Earnings	Total retained earnings	Accumulated other comprehensive income (loss) - Note O	Capital stock	Total IFC capital	Non- controlling interests	Total capital
At June 30, 2015	$20,457	$184	$20,641	$1,197	$2,566	$24,404	$22	$24,426

Year ended June 30, 2016
Net Loss attributable to IFC	(33)		(33)			(33)		(33)
Other comprehensive loss				(1,628)		(1,628)		(1,628)
Payments received for IFC capital stock subscribed					—	—		—
Designation of retained earnings — Note O	(344)	344	—			—		—
Expenditures against designated retained earnings — Note O	395	(395)	—			—		—
Non-controlling interests issued							2	2
Net losses attributable to non-controlling interests							(1)	(1)

At June 30, 2016	$20,475	$133	$20,608	$(431)	$2,566	$22,743	$23	$22,766

Year ended June 30, 2017
Net Income attributable to IFC	1,418		1,418			1,418		1,418
Other comprehensive income				889		889		889
Payments received for IFC capital stock Subscribed					—	—		—
Designations of retained earnings — Note O	(161)	161	—			—		—
Expenditures against designated retained earnings — Note O	169	(169)	—			—		—
Non-controlling interests redeemed							(24)	(24)
Net gains attributable to non-controlling interests							4	4

At June 30, 2017	$21,901	$125	$22,026	$458	$2,566	$25,050	$3	$25,053

The notes to the Consolidated Financial Statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for each of the three years ended June 30, 2018

(US$ millions)

	Attributable to IFC
	Undesignated retained earnings	Designated retained Earnings	Total retained earnings	Accumulated other comprehensive income (loss) - Note O	Capital stock	Total IFC capital	Non- controlling interests	Total capital
At June 30, 2017	$21,901	$125	$22,026	$458	$2,566	$25,050	$3	$25,053

Year ended June 30, 2018
Net Income attributable to IFC	1,280		1,280			1,280		1,280
Other comprehensive loss				(194)		(194)		(194)
Payments received for IFC capital stock Subscribed					—	—		—
Designations of retained earnings — Note O	(205)	205	—			—		—
Expenditures against designated retained earnings — Note O	140	(140)	—			—		—
Non-controlling interests redeemed							(3)	(3)
Net gains attributable to non-controlling interests							—	—

At June 30, 2018	$23,116	$190	$23,306	$264	$2,566	$26,136	$—	$26,136

The notes to the Consolidated Financial Statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the three years ended June 30, 2018

(US$ millions)

	2018	2017	2016
Cash flows from investing activities
Loan disbursements	$(7,919)	$(6,486)	$(7,248)
Investments in equity securities	(1,270)	(1,872)	(1,929)
Investments in debt securities	(1,961)	(1,996)	(775)
Loan repayments	6,358	5,707	5,988
Equity redemptions	—	78	—
Debt securities repayments	514	256	292
Proceeds from sales of loan investments	43	17	—
Proceeds from sales of equity investments	2,369	2,101	2,297
Proceeds from sales of debt securities	20	146	141
Investment in land and building for headquarters	(29)	(56)	—

Net cash used in investing activities	(1,875)	(2,105)	(1,234)

Cash flows from financing activities
Medium and long-term borrowings
Issuance	16,524	16,296	15,462
Retirement	(16,755)	(17,868)	(10,981)
Medium and long-term borrowings related derivatives, net	(551)	(901)	(1,189)
Short-term borrowings, net	1,577	1,329	(434)
Non-controlling interests (redeemed) issued	(3)	(24)	2

Net cash provided by (used in) financing activities	792	(1,168)	2,860

Cash flows from operating activities
Net income (loss) attributable to IFC	1,280	1,418	(33)
Add: Net gains (losses) attributable to non-controlling interests	—	4	(1)

Net income (loss)	1,280	1,422	(34)
Adjustments to reconcile net income or loss to net cash used in operating activities:
Realized losses (gains) on loans and associated derivatives, net	19	33	(2)
Realized gains on debt securities and associated derivatives, net	(93)	(153)	(39)
Gains on equity investments and related derivatives, net	(1,009)	(1,040)	(1,013)
Provision for losses on loans, guarantees, accrued interest and other receivables	90	86	359
Other-than-temporary impairments on debt securities	39	54	45
Other-than-temporary impairments on equity investments	446	581	744
Net premiums received at issuance of borrowings	2	7	4
Net discounts paid on retirement of borrowings	(33)	(13)	(83)
Net realized gains on extinguishment of borrowings	(2)	(2)	(6)
Foreign currency transaction losses (gains) on non-trading activities	(123)	188	46
Net unrealized (gains) losses on non-trading financial instruments accounted for at fair value	(88)	(394)	204
Change in accrued income on loans, time deposits and securities	(35)	(70)	(61)
Change in payables and other liabilities	(450)	20	743
Change in receivables and other assets	(720)	(148)	(279)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	1,905	2,592	2,504

Net cash provided by operating activities	1,228	3,163	3,132

The notes to the Consolidated Financial Statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the three years ended June 30, 2018

(US$ millions)

	2018	2017	2016
Change in cash and cash equivalents	145	(110)	4,758
Effect of exchange rate changes on cash and cash equivalents	(423)	288	729

Net change in cash and cash equivalents	(278)	178	5,487
Beginning cash and cash equivalents	14,683	14,505	9,018

Ending cash and cash equivalents	$14,405	$14,683	$14,505

Composition of cash and cash equivalents
Cash and due from banks	$1,249	$1,107	$1,391
Time deposits	13,156	13,576	13,114

Total cash and cash equivalents	$14,405	$14,683	$14,505

Supplemental disclosure
Change in ending balances resulting from currency exchange rate fluctuations:
Loans outstanding	$(199)	$98	$(271)
Debt securities	(193)	64	(49)
Loan and debt security-related currency swaps	340	(93)	335
Borrowings	1,473	(81)	368
Borrowing-related currency swaps	(1,318)	23	(190)
Charges on borrowings paid, net	$896	$733	$413
Non-cash items:
Loan and debt security conversion to equity, net	$59	$197	$52

The notes to the Consolidated Financial Statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED STATEMENT OF CAPITAL STOCK

AND VOTING POWER

as of June 30, 2018

(US$ thousands)

Members	Capital Stock		Voting Power
	Amount paid	Percent of total	Number of votes	Percent of total
Afghanistan	111	*	931	0.03
Albania	1,302	0.05	2,122	0.08
Algeria	5,784	0.23	6,604	0.24
Angola	1,481	0.06	2,301	0.08
Antigua and Barbuda	13	*	833	0.03
Argentina	42,405	1.65	43,225	1.59
Armenia	992	0.04	1,812	0.07
Australia	47,329	1.84	48,149	1.77
Austria	19,741	0.77	20,561	0.76
Azerbaijan	2,367	0.09	3,187	0.12
Bahamas, The	335	0.01	1,155	0.04
Bahrain	1,746	0.07	2,566	0.09
Bangladesh	9,632	0.38	10,452	0.38
Barbados	361	0.01	1,181	0.04
Belarus	5,267	0.21	6,087	0.22
Belgium	50,610	1.97	51,430	1.89
Belize	101	*	921	0.03
Benin	119	*	939	0.03
Bhutan	720	0.03	1,540	0.06
Bolivia	1,902	0.07	2,722	0.10
Bosnia and Herzegovina	620	0.02	1,440	0.05
Botswana	113	*	933	0.03
Brazil	55,585	2.17	56,405	2.08
Bulgaria	4,934	0.19	5,754	0.21
Burkina Faso	836	0.03	1,656	0.06
Burundi	100	*	920	0.03
Cabo Verde	15	*	835	0.03
Cambodia	339	0.01	1,159	0.04
Cameroon	885	0.03	1,705	0.06
Canada	81,342	3.17	82,162	3.02
Central African Republic	119	*	939	0.03
Chad	1,364	0.05	2,184	0.08
Chile	12,647	0.49	13,467	0.50
China	61,756	2.41	62,576	2.30
Colombia	13,658	0.53	14,478	0.53
Comoros	14	*	834	0.03
Congo, Dem. Rep. of	2,159	0.08	2,979	0.11
Congo, Republic of	131	0.01	951	0.04
Costa Rica	952	0.04	1,772	0.07

*	Less than .005 percent
+	May differ from the sum of the individual percentages shown because of rounding.

The notes to the Consolidated Financial Statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED STATEMENT OF CAPITAL STOCK

AND VOTING POWER

as of June 30, 2018

(US$ thousands)

Members	Capital Stock		Voting Power
	Amount paid	Percent of total	Number of votes	Percent of total
Côte d’Ivoire	3,544	0.14	4,364	0.16
Croatia	2,882	0.11	3,702	0.14
Cyprus	2,139	0.08	2,959	0.11
Czech Republic	8,913	0.35	9,733	0.36
Denmark	18,554	0.72	19,374	0.71
Djibouti	21	*	841	0.03
Dominica	42	*	862	0.03
Dominican Republic	1,187	0.05	2,007	0.07
Ecuador	2,161	0.08	2,981	0.11
Egypt, Arab Republic of	13,380	0.52	14,200	0.52
El Salvador	29	*	849	0.03
Equatorial Guinea	43	*	863	0.03
Eritrea	935	0.04	1,755	0.06
Estonia	1,434	0.06	2,254	0.08
Eswatini	684	0.03	1,504	0.06
Ethiopia	127	*	947	0.03
Fiji	287	0.01	1,107	0.04
Finland	15,697	0.61	16,517	0.61
France	121,015	4.72	121,835	4.48
Gabon	1,268	0.05	2,088	0.08
Gambia, The	94	*	914	0.03
Georgia	1,380	0.05	2,200	0.08
Germany	128,908	5.02	129,728	4.77
Ghana	5,546	0.22	6,366	0.23
Greece	6,898	0.27	7,718	0.28
Grenada	74	*	894	0.03
Guatemala	1,084	0.04	1,904	0.07
Guinea	339	0.01	1,159	0.04
Guinea-Bissau	18	*	838	0.03
Guyana	1,392	0.05	2,212	0.08
Haiti	822	0.03	1,642	0.06
Honduras	495	0.02	1,315	0.05
Hungary	11,771	0.46	12,591	0.46
Iceland	42	*	862	0.03
India	102,947	4.01	103,767	3.82
Indonesia	31,602	1.23	32,422	1.19
Iran, Islamic Republic of	1,444	0.06	2,264	0.08
Iraq	147	0.01	967	0.04

*	Less than .005 percent
+	May differ from the sum of the individual percentages shown because of rounding.

The notes to the Consolidated Financial Statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED STATEMENT OF CAPITAL STOCK

AND VOTING POWER

as of June 30, 2018

(US$ thousands)

Members	Capital Stock		Voting Power
	Amount paid	Percent of total	Number of votes	Percent of total
Ireland	1,290	0.05	2,110	0.08
Israel	2,135	0.08	2,955	0.11
Italy	81,342	3.17	82,162	3.02
Jamaica	4,282	0.17	5,102	0.19
Japan	162,534	6.33	163,354	6.01
Jordan	941	0.04	1,761	0.06
Kazakhstan	4,637	0.18	5,457	0.20
Kenya	4,041	0.16	4,861	0.18
Kiribati	12	*	832	0.03
Korea, Republic of	28,148	1.10	28,968	1.07
Kosovo	1,454	0.06	2,274	0.08
Kuwait	15,073	0.59	15,893	0.58
Kyrgyz Republic	1,720	0.07	2,540	0.09
Lao People’s Dem. Rep	278	0.01	1,098	0.04
Latvia	2,150	0.08	2,970	0.11
Lebanon	135	0.01	955	0.04
Lesotho	71	*	891	0.03
Liberia	83	*	903	0.03
Libya	55	*	875	0.03
Lithuania	2,341	0.09	3,161	0.12
Luxembourg	2,139	0.08	2,959	0.11
Macedonia, FYR of	536	0.02	1,356	0.05
Madagascar	432	0.02	1,252	0.05
Malawi	1,822	0.07	2,642	0.10
Malaysia	16,606	0.65	17,426	0.64
Maldives	16	*	836	0.03
Mali	451	0.02	1,271	0.05
Malta	1,615	0.06	2,435	0.09
Marshall Islands	663	0.03	1,483	0.05
Mauritania	214	0.01	1,034	0.04
Mauritius	1,665	0.06	2,485	0.09
Mexico	30,532	1.19	31,352	1.15
Micronesia, Fed. States of	744	0.03	1,564	0.06
Moldova	1,192	0.05	2,012	0.07
Mongolia	144	0.01	964	0.04
Montenegro	1,035	0.04	1,855	0.07
Morocco	9,635	0.38	10,455	0.38
Mozambique	322	0.01	1,142	0.04

*	Less than .005 percent
+	May differ from the sum of the individual percentages shown because of rounding.

The notes to the Consolidated Financial Statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED STATEMENT OF CAPITAL STOCK

AND VOTING POWER

as of June 30, 2018

(US$ thousands)

Members	Capital Stock		Voting Power
	Amount paid	Percent of total	Number of votes	Percent of total
Myanmar	666	0.03	1,486	0.05
Namibia	404	0.02	1,224	0.05
Nepal	822	0.03	1,642	0.06
Netherlands	56,131	2.19	56,951	2.10
New Zealand	3,583	0.14	4,403	0.16
Nicaragua	715	0.03	1,535	0.06
Niger	147	0.01	967	0.04
Nigeria	27,672	1.08	28,492	1.05
Norway	17,599	0.69	18,419	0.68
Oman	1,187	0.05	2,007	0.07
Pakistan	21,292	0.83	22,112	0.81
Palau	25	*	845	0.03
Panama	1,007	0.04	1,827	0.07
Papua New Guinea	1,147	0.04	1,967	0.07
Paraguay	436	0.02	1,256	0.05
Peru	8,373	0.33	9,193	0.34
Philippines	13,658	0.53	14,478	0.53
Poland	7,605	0.30	8,425	0.31
Portugal	8,324	0.32	9,144	0.34
Qatar	1,650	0.06	2,470	0.09
Romania	4,278	0.17	5,098	0.19
Russian Federation	102,853	4.01	103,673	3.82
Rwanda	306	0.01	1,126	0.04
Samoa	35	*	855	0.03
Sao Tome and Principe	439	0.02	1,259	0.05
Saudi Arabia	51,038	1.99	51,858	1.91
Senegal	2,299	0.09	3,119	0.11
Serbia	1,803	0.07	2,623	0.10
Seychelles	27	*	847	0.03
Sierra Leone	223	0.01	1,043	0.04
Singapore	177	0.01	997	0.04
Slovak Republic	4,457	0.17	5,277	0.19
Slovenia	1,585	0.06	2,405	0.09
Solomon Islands	37	*	857	0.03
Somalia	83	*	903	0.03
South Africa	17,418	0.68	18,238	0.67
South Sudan	1,880	0.07	2,700	0.10
Spain	37,026	1.44	37,846	1.39

*	Less than .005 percent
+	May differ from the sum of the individual percentages shown because of rounding.

The notes to the Consolidated Financial Statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED STATEMENT OF CAPITAL STOCK

AND VOTING POWER

as of June 30, 2018

(US$ thousands)

Members	Capital Stock		Voting Power
	Amount paid	Percent of total	Number of votes	Percent of total
Sri Lanka	7,491	0.29	8,311	0.31
St. Kitts and Nevis	638	0.02	1,458	0.05
St. Lucia	74	*	894	0.03
Sudan	111	*	931	0.03
Suriname	620	0.02	1,440	0.05
Sweden	26,876	1.05	27,696	1.02
Switzerland	44,063	1.72	44,883	1.65
Syrian Arab Republic	194	0.01	1,014	0.04
Tajikistan	1,212	0.05	2,032	0.07
Tanzania	1,003	0.04	1,823	0.07
Thailand	11,781	0.46	12,601	0.46
Timor-Leste	777	0.03	1,597	0.06
Togo	808	0.03	1,628	0.06
Tonga	34	*	854	0.03
Trinidad and Tobago	4,112	0.16	4,932	0.18
Tunisia	3,566	0.14	4,386	0.16
Turkey	15,837	0.62	16,657	0.61
Turkmenistan	810	0.03	1,630	0.06
Uganda	735	0.03	1,555	0.06
Ukraine	10,159	0.40	10,979	0.40
United Arab Emirates	4,033	0.16	4,853	0.18
United Kingdom	121,015	4.72	121,835	4.48
United States	569,379	22.19	570,199	20.99
Uruguay	3,569	0.14	4,389	0.16
Uzbekistan	3,873	0.15	4,693	0.17
Vanuatu	55	*	875	0.03
Venezuela, Rep. Boliv. De	27,588	1.08	28,408	1.05
Vietnam	446	0.02	1,266	0.05
Yemen, Republic of	715	0.03	1,535	0.06
Zambia	1,286	0.05	2,106	0.08
Zimbabwe	3,215	0.13	4,035	0.15

Total June 30, 2018	2,566,199	100.00+	2,717,079	100.00+

Total June 30, 2017	2,566,199	100.00+	2,717,079	100.00+

*	Less than .005 percent
+	May differ from the sum of the individual percentages shown because of rounding.

The notes to the Consolidated Financial Statements are an integral part of these statements

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group (WBG), which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC’s activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC’s share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the IFC Asset Management Company, LLC and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The Consolidated Financial Statements include the financial statements of IFC and consolidated subsidiaries as detailed in Note B. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). In the opinion of management, the Consolidated Financial Statements reflect all adjustments necessary for the fair presentation of IFC’s financial position and results of operation.

Consolidated Financial Statements presentation — Certain amounts in prior years have been changed to conform to the current year’s presentation.

Advisory services — Funding received for IFC advisory services from governments and other donors are recognized as contribution revenue when the conditions on which they depend are substantially met. Advisory services expenses are recognized in the period incurred. Advisory client fees and administration fees are recognized as income when earned. See Notes S and U.

Functional currency — IFC’s functional currency is the United States dollar (US dollars or $).

Use of estimates — The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of debt securities and equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC’s operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES  (continued)

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and analysis of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Consolidation, non-controlling interests and variable interest entities — IFC consolidates:

i)	all majority-owned subsidiaries;

ii)

limited partnerships in which it is the general partner, unless the presumption of control is overcome by certain management participation or other rights held by minority shareholders/limited partners; and

iii)	variable interest entities (VIEs) for which IFC is deemed to be the VIE’s primary beneficiary (together, consolidated subsidiaries).

Significant intercompany accounts and transactions are eliminated in consolidation.

Equity interests in consolidated subsidiaries held by third parties are referred to as non-controlling interests. Such interests and the amount of consolidated net income/loss attributable to those interests are identified within IFC’s consolidated balance sheet and consolidated income statement as “non-controlling interests” and “net gains/losses attributable to non-controlling interests”, respectively.

An entity is a VIE if:

i)	its equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties;

ii)	its equity investors do not have decision-making rights about the entity’s operations; or

iii)	its equity investors do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A variable interest is a contractual, ownership or other interest whose value changes as the fair value of the VIE’s net assets change. IFC’s variable interests in VIEs arise from financial instruments, service contracts, guarantees, leases or other monetary interests in those entities.

IFC is considered to be the primary beneficiary of a VIE if it has the power to direct the VIE’s activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Fair Value Option and Fair Value Measurements — IFC has adopted FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (ASC 820) and the Fair Value Option subsections of ASC Topic 825, Financial Instruments (ASC 825 or the Fair Value Option). ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES  (continued)

The Fair Value Option

IFC has elected the Fair Value Option (FVO) for the following financial assets and financial liabilities:

i)	investees in which IFC has significant influence:

a)	direct investments in securities issued by the investee and, if IFC would have otherwise been required to apply equity method accounting, all other financial interests in the investee (e.g., loans);

b)	investments in Limited Liability Partnerships (LLPs), Limited Liability Companies (LLCs) and other investment fund structures that maintain specific ownership accounts and loans or guarantees to such;

ii)	direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence;

iii)	all equity interests in private equity funds;

iv)	certain hybrid instruments in the investment portfolio;

v)

all market borrowings and investments in certain debt securities that are economically hedged with financial instruments that are accounted for at fair value with changes therein reported in earnings; and

vi)	borrowings from IDA.

All borrowings and investments in debt securities for which the Fair Value Option has been elected are economically hedged with derivative or other financial instruments that are accounted for at fair value with changes in fair value reported in earnings as such changes occur. Measuring at fair value those borrowings and investments for which the Fair Value Option has been elected mitigates the earnings volatility that would otherwise occur, due to measuring the borrowings and investments and related economic hedges differently, without having to apply ASC Topic 815’s, Derivatives and Hedging (ASC 815) complex hedge accounting requirements.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the consolidated balance sheet based on a measure (fair value) that IFC considers preferable to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees; therefore, the Fair Value Option is also applied to those loans. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

The FVO has been elected for certain hybrid instruments in the investment portfolio that would otherwise require bifurcation of the host and embedded derivative. Election of the FVO for these instruments eliminates the bifurcation requirement.

Equity securities held by consolidated subsidiaries that are investment companies

Pursuant to ASC Topic 946, Financial Services — Investment Companies (ASC 946) and ASC Topic 810, Consolidation, equity securities held by consolidated subsidiaries that are investment companies are accounted for at fair value, with unrealized gains and losses reported in earnings.

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NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES  (continued)

Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity’s principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming that market participants act in their economic best interest, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.

Pursuant to ASC Topic 320, Investments — Debt and Equity Securities (ASC 320), IFC reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income.

ASC 820 established a fair value hierarchy which gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date. It includes IFC’s debt securities and equity investments, which are listed in markets that provide readily determinable fair values, government issues and money market funds in the liquid assets portfolio, and market borrowings that are listed on exchanges.

Level 2: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly for substantially the full term of the asset or liability. It includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-backed securities, as well as the majority of trading securities in the liquid asset portfolio, and the portion of IFC’s borrowings accounted for at fair value not included in Level 1.

Level 3: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. It consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Level 3 includes equity and debt securities in the investment portfolios that are not listed in markets that provide readily determinable fair values, all loans for which IFC has elected the Fair Value Option, and certain hard-to-price securities in the liquid assets portfolio.

IFC estimates the fair value of its investments in private equity funds that do not have readily determinable fair value based on the funds’ net asset values (NAVs) per share as a practical expedient to the extent that a fund reports its investment assets at fair value and has all the attributes of an investment company, pursuant to ASC 946. If the NAV is not as of IFC’s measurement date, IFC adjusts the most recent NAV, as necessary, to estimate a NAV for the investment that is calculated in a manner consistent with the fair value measurement principles established by ASC 820.

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NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES  (continued)

Remeasurement of foreign currency transactions — Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at June 30, 2018 and June 30, 2017. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans — IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC’s practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in Net unrealized gains and losses on non-trading financial instruments accounted for at fair value on the consolidated income statement.

Certain loans originated by IFC contain income participation, prepayment and conversion features. These features are bifurcated and separately accounted for in accordance with ASC 815 if IFC has not elected the Fair Value Option for the loan host contracts and the features meet the definition of a derivative and are not considered to be clearly and closely related to their host loan contracts. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC’s accounting policies for loans as indicated herein.

Loans held for sale are carried at the lower of cost or fair value. The excess, if any, of amortized cost over fair value is accounted for as a valuation allowance. Changes in the valuation allowance are recognized in net income as they occur.

Revenue recognition on loans — Interest income and commitment fees on loans are recorded as income on an accrual basis. Loan origination fees and direct loan origination costs are deferred and amortized over the estimated life of the originated loan; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received.

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the consolidated balance sheet.

Reserve against losses on loans — IFC recognizes impairment on loans not carried at fair value in the consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

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NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES  (continued)

The reserve against losses on loans reflects management’s estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management’s judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan’s contractual terms. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining that a loan is impaired include, but are not limited to, the borrower’s financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

For purposes of providing certain disclosures about IFC’s entire reserve against losses on loans, IFC considers its entire loan portfolio to comprise one portfolio segment. A portfolio segment is the level at which the method for estimating the reserve against losses on loans is developed and documented.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries, if any, associated with previously written-off loans.

Equity investments — IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

Revenue recognition on equity investments — Equity investments, which are listed in markets that provide readily determinable fair values, are accounted for as available-for-sale securities at fair value with unrealized gains and losses reported in other comprehensive income in accordance with ASC 320. As noted above under “Fair Value Option and Fair Value Measurements”, direct equity investments and investments in LLPs and LLCs that maintain separate ownership accounts in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and all new equity interests in funds are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence and which are not listed in markets that provide readily determinable fair values are carried at cost, less impairment. Notwithstanding the foregoing, equity securities held by consolidated subsidiaries that are investment companies are accounted for at fair value, with unrealized gains and losses reported in earnings.

IFC’s investments in certain private equity funds in which IFC is deemed to have a controlling financial interest, are fully consolidated by IFC, as the presumption of control by the fund manager or the general partner has been overcome. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is applied to IFC’s investments in its oil and gas unincorporated joint ventures (UJVs). IFC’s share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES  (continued)

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments and associated derivatives on the consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold.

Dividends on listed equity investments are recorded on the ex-dividend date, and dividends on unlisted equity investments are recorded upon receipt of notice of declaration. Realized gains on listed equity investments are recorded upon trade date, and realized gains on unlisted equity investments are recorded upon incurring the obligation to deliver the applicable shares. Losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with certain equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Gains and losses on debt conversions and exchanges of equity interests — Loan and debt security conversions to equity interests are based on the fair value of the equity interests received. Transfers of equity interests in exchange for equity interests in other entities and other non-cash transactions are generally accounted for based on the fair value of the asset relinquished unless the fair value of the asset received is more clearly evident in which case the accounting is based on the fair value of the asset received. The difference between the fair value of the asset received and the recorded amount of the asset relinquished is recorded as a gain or loss in the income statement.

Impairment of equity investments — Equity investments accounted for at cost, less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other-than-temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Such other-than-temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income, while subsequent decreases in fair value, if not other-than-temporary impairment, also are included in other comprehensive income.

Debt securities — Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities and realized gains and losses on debt securities and associated derivatives on the consolidated income statement.

Certain debt securities are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value on the consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Impairment of debt securities — In determining whether an unrealized loss on debt securities is other-than-temporary, IFC considers all relevant information including the length of time and the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES  (continued)

Debt securities in the investment portfolio are assessed for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, or (2) it is more likely than not that IFC will be required to sell the security before recovery. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent fair value increases and decreases in the fair value of debt securities, if not an additional other-than-temporary impairment, are included in other comprehensive income.

The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.

Guarantees — IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. As part of these financial guarantee facilities, IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC’s guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the “inception” of the guarantee. Guarantees are regarded as called when IFC’s obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (i) the stand-ready obligation to perform and (ii) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated balance sheet.

Designations of retained earnings — IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC’s annual income before expenditures against designated retained earnings and net unrealized gains and losses on non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES  (continued)

Expenditures resulting from such designations are recorded as expenses in IFC’s consolidated income statement in the year in which they are incurred and reduces the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient disburses the funds to a non-related party. On occasion, recipients who are deemed to be controlled by IFC make investments. In such cases, IFC includes those assets on its consolidated balance sheet until the recipient disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient. These investments have had no material impact on IFC’s financial position, results of operations, or cash flows. Investments resulting from such designations are recorded on IFC’s consolidated balance sheet in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes.

Liquid asset portfolio — The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements and receivable for cash collateral pledged, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges. IFC’s liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto and student loan-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations.

Securities and related derivative instruments within IFC’s liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and as cash equivalents in the consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition generally when the original maturities for such instruments are under 90 days or in some cases are under 180 days.

Repurchase, resale and securities lending agreements — Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price. Securities lending agreements are similar to repurchase agreements except that the securities loaned are securities that IFC has received as collateral under unrelated agreements and allowed by contract to rehypothecate. Amounts due under securities lending agreements are included in securities sold under repurchase agreements and payable for cash collateral received on the consolidated balance sheet.

It is IFC’s policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES  (continued)

Repurchase, resale and securities lending agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings — To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. In managing the currency exposure inherent in borrowing in a variety of currencies, generally, IFC either simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions or utilizes liquid asset portfolio or debt investments denominated in the same currency to economically hedge changes in the fair value of certain borrowings. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value in the consolidated income statement.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management and use of derivative instruments — IFC enters into transactions in various derivative instruments primarily for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management. There are no derivatives designated as accounting hedges.

All derivative instruments are recorded on the consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets or liabilities unless the hybrid instrument is accounted for at fair value with any changes in fair value reported in income. The fair value at inception of such embedded derivatives is excluded from the carrying amount of the host contracts on the consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio and those associated with equity investments are recorded in net unrealized gains and losses on non-trading financial instruments accounted for at fair value. The risk management policy for each of IFC’s principal business activities and the accounting policies particular to them are described below.

Lending activities IFC’s policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC’s loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

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NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES  (continued)

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries’ capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC generally uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert certain of such borrowings into variable rate US dollar obligations, consistent with IFC’s matched funding policy. IFC elects to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument, liquid asset portfolio investment or debt investment is used to create an economic hedge. Changes in the fair value of such borrowings and the associated derivatives are reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value in the consolidated income statement.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars or by utilizing market borrowings denominated in the same currency to economically hedge changes in the fair value of certain liquid asset portfolio investments. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and re-schedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements with its derivative market counterparties governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the credit exposure to one of the parties to the agreement, on a mark-to-market basis, exceeds a specified level, that party must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return, or rights to receive, cash collateral associated with these master-netting agreements.

Loan participations — IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC’s consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC’s consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC’s consolidated balance sheet.

Pension and other postretirement benefits — IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

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NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES  (continued)

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Recently adopted accounting standards — In November 2014, the FASB issued ASU 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (ASU 2014-16). ASU 2014-16 requires, for purposes of evaluating embedded features for bifurcation under ASU 815, the determination of the nature of a host contract issued in share form to be based on the economic characteristics and risks of the entire hybrid instrument, including the embedded feature being evaluated. Further, the ASU stipulates that the existence or omission of any single term or feature does not necessarily determine the economic characteristics and risks of the host. ASU 2014-16 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 (which was the year ending June 30, 2017 for IFC). As permitted, IFC early adopted ASU 2014-16 on January 1, 2016 with no material impact on IFC’s financial position, results of operations or cash flows.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Instruments — Going Concern (ASU 2014-15). ASU 2014-15 requires reporting entities to perform interim and annual assessments of their ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year of the date on which the financial statements are available to be issued). A reporting entity will be required to make certain disclosures if there is substantial doubt about the entity’s ability to continue to as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016 (which was the year ending June 30, 2017 for IFC) and for interim periods thereafter. IFC adopted ASU 2014-15, effective June 30, 2017, with no material impact on IFC’s financial position, results of operations or cash flows.

In March 2016, the FASB issued ASU 2016-06, Contingent Put and Call Options in Debt Instruments; ASU 2016-07, Simplifying the Transition to the Equity Method of Accounting; and ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross Versus Net). ASU 2016-06 clarifies certain matters regarding the assessment required under ASC 815 of whether contingent puts and calls embedded in debt instruments require bifurcation. ASU 2016-06 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016, (which is the year ended June 30, 2018 for IFC). Early adoption is permitted. IFC adopted ASU 2016-06 on July 1, 2017 with no material impact on IFC’s financial position, results of operations or cash flows.

ASU 2016-07 simplifies the equity method of accounting by eliminating the requirement to retroactively apply the equity method to an investment that subsequently qualifies for such accounting as a result of an increase in ownership and/or degree of influence. Consequently, when an investment qualifies for equity method accounting, the cost of acquiring the additional ownership would be added to the investor’s previous cost basis and the equity method subsequently applied upon the date the investor obtains the ability to exercise significant influence over the investee. ASU 2016-07 is effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2016, (which is the year ended June 30, 2018 for IFC). Given IFC’s current election of the FVO for all investments that otherwise qualify for equity method accounting, IFC adopted ASU 2016-07 effective July 1, 2017 with no material impact on IFC’s financial position, results of operations or cash flows.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES  (continued)

In October, 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interests Held through Related Parties That are under Common Control (ASC 2016-17). ASC 2016-17 amends Topic 810 so that a single decision maker with respect to a VIE is not required to consider interests held through related parties that are under common control with the single decision maker to be the equivalent of direct interests in their entirety. Instead, the entity is required to include those interests on a proportional basis consistent with interests held through other related parties. ASC 2016-17 is effective for fiscal years, and interim periods within those annual periods, beginning after December 5, 2016 (which is the year ended June 30, 2018 for IFC). IFC adopted ASU 2016-17 effective July 1, 2017 with no material impact on IFC’s financial position, results of operations or cash flows.

Accounting standards under evaluation — In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development of these rules, no impact on IFC has been determined as of June 30, 2018. IFC continues to evaluate the potential future implications of the Act.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASU 2014-09). ASU 2014-09 replaces most existing revenue recognition guidance by establishing a single recognition model for revenue arising from contracts with customers to deliver goods and services and requires additional disclosure regarding those revenues — it does not change current accounting guidance for derivative contracts, investments in and transfers of financial instruments or guarantees. ASU 2014-09 is currently applicable for annual reporting periods and interim periods within those annual periods, beginning after December 15, 2017 (which is the year ending June 30, 2019 for IFC). IFC does not expect ASU 2014-09 to have a material impact on IFC’s financial position, results of operations or cash flows.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Liabilities (ASU 2016-01). ASU 2016-01 requires all investments in equity securities to be accounted for at fair value through net income (except investments accounted for under the equity method and those that result in consolidation of the investee), and separate presentation in other comprehensive income (OCI) the portion of the total change in fair value resulting from a change in the instrument-specific credit risk when the entity has elected to measure a liability at fair value under the FVO. Given the magnitude of its investments in equity securities and the inherent volatility of prices for equity securities, the adoption of ASU 2016-01 will have a significant impact on IFC’s future reported net earnings. IFC adopted ASU 2016-01 on July 1, 2018. As of that date, IFC reclassified accumulated net unrealized gains related to available-for-sale equity investments of approximately $1.4 billion from accumulated other comprehensive income to retained earnings, and recognized in retained earnings accumulated net unrealized gains of approximately $1.5 billion related to equity investments at cost less impairment. In addition, the portion of the total cumulative change in the fair value of liabilities for which the FVO is applied that results from a change in the instrument-specific credit risk of $43 million was reclassified from retained earnings to accumulated other comprehensive income.

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 introduces a new accounting model that will result in lessees recording most leases on the balance sheet, aligns many of the underlying profit recognition principles with those in ASU 2014-09 and eliminates the use of “bright line” tests currently required for determining lease classification. ASU 2016-02 is effective for fiscal years, and interim periods within the fiscal years, beginning after December 15, 2018, (which is the year ending June 30, 2020 for IFC). Earlier adoption is permitted. IFC is currently evaluating the impact of ASU 2016-02.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES  (continued)

In March 2016, the FASB issued ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net), that amends ASU 2014-09’s principal-versus-agent guidance. It requires a reporting entity to evaluate whether it is a principal or agent for each specified good or service in a contract with a customer and clarifies the application of the related indicators in accordance with ASC 2014-09’s control principle. ASU 2016-08 has the same effective date as 2014-09, (which is the year ending June 30, 2019 for IFC). IFC is currently evaluating the impact of ASU 2016-08.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (ASU 2016-13). ASU 2016-13 requires the measurement of estimated credit losses on financial instruments held at the balance sheet date based on historical loss experience, current conditions, and reasonable and supportable forecasts of future economic conditions. Contrary to the incurred impairment loss accounting model currently in place, this forward-looking approach is intended to result in the immediate recognition of all estimated credit losses expected to occur over the remaining life of the instruments. The resulting allowance for current expected credit losses (CECL) reduces the amortized cost basis of a financial asset to an amount expected to be collected. For future periods which cannot be forecasted in a reasonable and supportable manner, the reporting entity will revert to historical loss experience. Although ASU 2016-13 does not prescribe a specific methodology, it requires a collective assessment for financial assets with similar risk characteristics. Credit losses for financial assets that do not share similar risk characteristics with other financial assets will be measured individually. Impairment of investments in available-for-sale debt securities will be recognized via the allowance method, which allows for immediate reversals of credit losses. ASU 2016-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 (which is the year ended June 30, 2021 for IFC). IFC is currently evaluating the impact of ASU 2016-13.

In March, 2017, The FASB issued ASU 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (ASU 2017-07). ASU 2017-07 requires entities to (1) disaggregate the current-service-cost component from other components of net periodic benefit cost and present it with other current period compensation costs for related employees in the income statement, and (2) present the other components elsewhere in the income statement and outside of income from operations if that subtotal is presented. In addition, ASU 2017-07 requires entities to disclose the income statement lines that contain the other components if they are not presented on appropriately described lines. For IFC, this ASU will be effective from the quarter ending September 30, 2018. Implementation will result in a modification in the presentation of IFC’s Statement of Income, with no impact on net income, as well as additional disclosures in the notes to the financial statements.

In March, 2017, The FASB issued ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities (ASU 2017-08). ASU 2017-08 shortens the amortization period for certain investments in callable debt securities purchased at a premium by requiring the premium to be amortized to the earliest call date. ASU 2017-08 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018 (which is the year ended June 30, 2020 for IFC). ASU 2017-08 is not expected to have a material impact on IFC’s financial position, results of operations or cash flows.

In June 2018, the FASB issued ASU 2018-08, Clarifying the Scope and Accounting Guidance for Contributions made and Contributions Received (ASU 2018-08). ASU 2018-08 provides guidance to assist entities in evaluating whether transactions are contributions and whether a contribution is conditional. ASU 2019-08 is effective for annual periods beginning after June 30, 2018, including interim periods within those annual periods (which is the year ended June 30, 2019 for IFC). IFC is currently evaluating the impact of ASU 2018-08.

In addition, during the year ended June 30, 2018, the FASB issued and/or approved various other ASUs. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on the financial position, results of operations or cash flows of IFC.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B — SCOPE OF CONSOLIDATION

IFC Asset Management Company, LLC (AMC) and AMC Funds

IFC, through its wholly owned subsidiary, AMC, mobilizes capital from outside IFC’s traditional investor pool and manages third-party capital. AMC is consolidated into IFC’s financial statements. At June 30, 2018, IFC has provided $2 million of capital to AMC ($2 million — June 30, 2017).

As a result of the consolidation of AMC, amounts included in IFC’s consolidated balance sheet at June 30, 2018 and June 30, 2017 comprise (US$ millions):

	June 30, 2018	June 30, 2017
Cash, receivables and other assets	$55	$58
Equity investments	*	*
Payables and other liabilities	2	2

*	Less than $0.5 million.

As a result of the consolidation of AMC, amounts included in IFC’s consolidated statement of operations for the years ended June 30, 2018, June 30, 2017 and June 30, 2016 comprise (US$ millions):

	2018	2017	2016
Other income	$80	$79	$66
Other expenses	24	23	24

At June 30, 2018, AMC managed twelve funds (collectively referred to as the AMC Funds). All AMC Funds are investment companies and are required to report their investment assets at fair value through net income. IFC’s ownership interests in these AMC Funds are shown in the following table:

AMC Funds	IFC’s ownership interest
IFC Capitalization (Equity) Fund, L.P.	61	%**
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
Africa Capitalization Fund, Ltd.	—
IFC Catalyst Funds	18	%***
IFC Global Infrastructure Fund, LP	17%
China-Mexico Fund, LP	—
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds	19	%****
IFC Middle East and North Africa Fund, LP	37%
Women Entrepreneurs Debt Fund, LP	26%
IFC Emerging Asia Fund, LP	22%

**	By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
***

The ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which is comprised of IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have an ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.

****

The ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which are comprised of IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP. IFC does not have an ownership interest in the IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B — SCOPE OF CONSOLIDATION  (continued)

IFC’s investments in AMC Funds are accounted for at fair value under the Fair Value Option.

Other Consolidated entities

In August 2015, IFC created a special purpose vehicle, IFC Sukuk Company, to facilitate a $100 million Sukuk under IFC’s borrowings program. The Sukuk is scheduled to mature in September 2020. IFC Sukuk Company is a VIE and has been consolidated into these Consolidated Financial Statements because IFC is the VIE’s primary beneficiary. The collective impact of this and other entities consolidated into these Consolidated Financial Statements under the VIE or voting interest model is insignificant.

NOTE C — LIQUID ASSET PORTFOLIO

Income from liquid asset trading activities

Income from liquid asset trading activities for the years ended June 30, 2018, June 30, 2017 and June 30, 2016 comprises (US$ millions):

	2018	2017	2016
Interest income, net	$664	$582	$561
Net gains and losses on trading activities (realized and unrealized)	107	335	(57)

Total income from liquid asset trading activities	$771	$917	$504

Net gains and losses on trading activities comprise net losses on asset-backed and mortgage-backed securities of $27 million for the year ended June 30, 2018 ($50 million net gains — year ended June 30, 2017; $70 million net losses — year ended June 30, 2016) and net gains on other trading securities of $134 million for the year ended June 30, 2018 ($285 million net gains — year ended June 30, 2017; $13 million net gains — year ended June 30, 2016).

The annualized rate of return on the liquid asset trading portfolio, calculated as total income from the liquid asset trading activities divided by fair value average daily balance of total trading securities, during the year ended June 30, 2018, was 2.6% (3.0% — year ended June 30, 2017; 1.4% — year ended June 30, 2016). After the effect of associated derivative instruments, the liquid asset portfolio generally reprices within one year.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C — LIQUID ASSET PORTFOLIO  (continued)

Composition of liquid asset portfolio

The composition of IFC’s liquid asset portfolio included in the consolidated balance sheet captions is as follows (US$ millions):

	June 30, 2018	June 30, 2017
Assets
Cash and due from banks	$837	$643
Time deposits	13,156	13,576
Trading securities	28,909	30,188
Securities purchased under resale agreements and receivable for cash collateral pledged	1,989	932
Derivative assets	689	241
Receivables and other assets:
Receivables from unsettled security trades	868	586
Accrued interest income on time deposits and securities	154	187
Accrued income on derivative instruments	29	31

Total assets	46,631	46,384

Liabilities
Securities sold under repurchase agreements and payable for cash collateral received	6,364	5,401
Derivative liabilities	233	611
Payables and other liabilities:
Payables for unsettled security trades	1,055	1,084
Short-Term Borrowings	—	36
Liability for short sold securities	1	—
Accrued charges on derivative instruments	42	60

Total liabilities	7,695	7,192

Total net liquid asset portfolio	$38,936	$39,192

The liquid asset portfolio is denominated primarily in US dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-US dollar securities into US dollar securities, represent 3.7% of the portfolio at June 30, 2018 (6.3% — June 30, 2017).

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C — LIQUID ASSET PORTFOLIO  (continued)

Trading securities comprises:

	Year ended June 30, 2018	At June 30, 2018
	Fair value average daily balance (US$ million)	Fair value (US$ millions)	Weighted average contractual maturity (years)
Government, agency and government-sponsored agency obligations	$12,958	$13,401	2.5
Asset-backed securities	7,972	7,192	19.0
Corporate securities	8,753	8,238	0.8
Money market funds	125	78	n/a

Total trading securities	$29,808	$28,909

	Year ended June 30, 2017	At June 30, 2017
	Fair value average daily balance (US$ million)	Fair value (US$ millions)	Weighted average contractual maturity (years)
Government, agency and government-sponsored agency obligations	$12,137	$13,120	2.0
Asset-backed securities	9,814	8,407	18.1
Corporate securities	8,316	8,534	1.2
Money market funds	113	127	n/a

Total trading securities	$30,380	$30,188

The expected maturity of the asset-backed securities may be significantly shorter than the contractual maturity, as reported above, due to prepayment features.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D — INVESTMENTS

The carrying amount of investments at June 30, 2018 and June 30, 2017 comprises (US$ millions):

	June 30, 2018	June 30, 2017
Loans
Loans at amortized cost	$23,975	$23,033
Less: Reserve against losses on loans	(1,293)	(1,483)

Loans at amortized cost less reserve against losses	22,682	21,550
Loans accounted for at fair value under the Fair Value Option (outstanding principal balance $1,037 at June 30, 2018, $1,026 — June 30, 2017)	927	970

Total loans	23,609	22,520

Equity investments
Equity investments at cost less impairment	2,710	3,209
Equity investments accounted for at fair value as available-for-sale (cost $2,126 at June 30, 2018, $2,122 — June 30, 2017)	3,528	3,590
Equity investments accounted for at fair value (cost $6,096 at June 30, 2018, $5,973 — June 30, 2017)	6,794	6,689

Total equity investments	13,032	13,488

Debt securities
Debt securities accounted for at fair value as available-for-sale (amortized cost $5,092 at June 30, 2018, $3,930 — June 30, 2017)	4,900	3,984
Debt securities accounted for at fair value under the Fair Value Option (amortized cost $692 at June 30, 2018, $517 — June 30, 2017)	723	527

Total debt securities	5,623	4,511

Total carrying amount of investments	$42,264	$40,519

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D — INVESTMENTS  (continued)

The distribution of the investment portfolio by industry sector and by geographical region and a reconciliation of total disbursed portfolio to carrying amount of investments is as follows (US$ millions):

	June 30, 2018				June 30, 2017
Sector	Loans	Equity investments	Debt securities	Total	Loans	Equity investments	Debt securities	Total
Manufacturing, agribusiness and services
Asia	$1,870	$978	$228	$3,076	$1,645	$928	$293	$2,866
Europe, Middle East and North Africa	2,293	775	283	3,351	2,426	965	122	3,513
Sub-Saharan Africa, Latin America and Caribbean	3,018	687	74	3,779	2,811	693	103	3,607
Other	667	129	—	796	587	128	—	715

Total manufacturing, agribusiness and services	7,848	2,569	585	11,002	7,469	2,714	518	10,701

Financial markets
Asia	2,461	1,238	1,732	5,431	1,919	1,206	1,312	4,437
Europe, Middle East and North Africa	1,819	832	1,722	4,373	1,981	1,203	1,262	4,446
Sub-Saharan Africa, Latin America and Caribbean	3,708	754	598	5,060	3,183	821	482	4,486
Other	896	370	400	1,666	894	265	225	1,384

Total financial markets	8,884	3,194	4,452	16,530	7,977	3,495	3,281	14,753

Infrastructure and natural resources
Asia	2,338	702	29	3,069	1,882	603	40	2,525
Europe, Middle East and North Africa	1,823	769	236	2,828	2,079	817	264	3,160
Sub-Saharan Africa, Latin America and Caribbean	3,335	630	53	4,018	3,686	646	77	4,409
Other	203	21	—	224	211	5	—	216

Total infrastructure and natural resources	7,699	2,122	318	10,139	7,858	2,071	381	10,310

Telecom, media & technology, and venture investing
Asia	277	994	104	1,375	307	852	109	1,268
Europe, Middle East and North Africa	52	435	26	513	111	524	32	667
Sub-Saharan Africa, Latin America and Caribbean	292	1,094	69	1,455	346	996	59	1,401
Other	120	567	37	724	142	733	40	915

Total Telecom, media & technology, and venture investing	741	3,090	236	4,067	906	3,105	240	4,251

Total disbursed investment portfolio	$25,172	$10,975	$5,591	$41,738	$24,210	$11,385	$4,420	$40,015

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D — INVESTMENTS  (continued)

	June 30, 2018				June 30, 2017
Sector	Loans	Equity investments	Debt securities	Total	Loans	Equity investments	Debt securities	Total
Reserve against losses on loans	(1,293)	—	—	(1,293)	(1,483)	—	—	(1,483)
Unamortized deferred loan origination fees, net and other	(156)	—	—	(156)	(144)	—	—	(144)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets	(4)	(37)	—	(41)	(7)	(39)	—	(46)
Adjustments to disbursed investment portfolio	—	(2)	(16)	(18)	—	(35)	(62)	(97)
Unrealized losses on equity investments held by consolidated VIEs	—	(4)	—	(4)	—	(7)	—	(7)
Unrealized gains on investments accounted for at fair value as available-for-sale	—	1,402	17	1,419	—	1,468	143	1,611
Unrealized gains (losses) on investments accounted for under the fair value option	(110)	698	31	619	(56)	716	10	670

Carrying amount of investments	$23,609	$13,032	$5,623	$42,264	$22,520	$13,488	$4,511	$40,519

NOTE E — LOANS AND GUARANTEES

Loans

Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives for the years ended June 30, 2018, June 30, 2017 and June 30, 2016 comprise the following (US$ millions):

	2018	2017	2016
Interest income	$1,274	$1,244	$1,026
Commitment fees	41	34	34
Other financial fees	81	53	64
Realized (losses) gains on loans, guarantees and associated derivatives	(19)	(33)	2

Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$1,377	$1,298	$1,126

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E — LOANS AND GUARANTEES  (continued)

The currency composition and average contractual rate of the disbursed loan portfolio are summarized below:

	June 30, 2018		June 30, 2017
	Amount (US$ millions)	Average contractual rate (%)	Amount (US$ millions)	Average contractual rate (%)
US dollar	$18,332	5.9	$18,065	5.0
Euro	2,754	3.1	2,729	3.3
Chinese renminbi	789	5.8	665	5.6
Brazilian real	722	8.3	427	12.8
South African rand	388	10.2	373	10.5
Indian rupee	370	10.2	455	10.2
Colombian peso	303	7.9	181	9.7
Indonesian rupiah	219	7.9	335	7.6
Philippine peso	216	5.6	156	6.9
Mexican peso	184	10.3	152	10.3
New Romanian lei	156	3.6	125	3.7
Kazakhstan tenge	97	17.7	63	17.0
Peruvian Soles nuevos	84	8.7	88	8.7
Russian ruble	79	12.0	105	11.9
Hong Kong dollar	74	2.2	19	1.9
Turkish lira	67	16.8	81	14.4
Other currencies
OECD currencies	1	1.8	7	2.4
Non-OECD currencies	337	12.5	184	11.3

Total disbursed loan portfolio	$25,172	6.0	$24,210	5.4

After the effect of interest rate swaps and currency swaps, IFC’s loans are principally denominated in variable rate US dollars.

Loans in all currencies are repayable during the years ending June 30, 2019 through June 30, 2023 and thereafter, as follows (US$ millions):

	2019	2020	2021	2022	2023	Thereafter	Total
Fixed rate loans	$1,169	$1,229	$675	$464	$308	$1,464	$5,309
Variable rate loans	3,576	3,554	2,837	2,186	2,035	5,675	19,863

Total disbursed loan portfolio	$4,745	$4,783	$3,512	$2,650	$2,343	$7,139	$25,172

At June 30, 2018, 21% of the disbursed loan portfolio consisted of fixed rate loans (20% — June 30, 2017), while the remainder was at variable rates. At June 30, 2018, the disbursed loan portfolio included $185 million of loans serving as collateral under secured borrowing arrangements ($216 million — June 30, 2017).

IFC’s disbursed variable rate loans generally reprice within one year.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E — LOANS AND GUARANTEES  (continued)

Reserve against losses on loans and provision for losses on loans

Changes in the reserve against losses on loans for the years ended June 30, 2018, June 30, 2017 and June 30, 2016, as well as the related recorded investment in loans evaluated for impairment individually (specific reserves) and on a pool basis (portfolio reserves) respectively, are summarized below (US$ millions):

	Year ended June 30, 2018
	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$841	$642	$1,483
Provision (release of provision) for losses on loans, net	82	2	84
Write-offs	(304)	—	(304)
Recoveries of previously written-off loans	19	—	19
Foreign currency transaction adjustments	(2)	(3)	(5)
Other adjustments*	15	1	16

Ending balance	$651	$642	$1,293

Related recorded investment in loans at June 30, 2018 evaluated for impairment**	$23,975	$22,717	$23,975
Recorded investment in loans with specific reserves	$1,258

	Year ended June 30, 2017
	Specific reserves	Portfolio reserves		Total reserves
Beginning balance	$965	$810		$1,775
Provision (release of provision) for losses on loans, net	268	(171	)***	97
Write-offs	(417)	—		(417)
Recoveries of previously written-off loans	2	—		2
Foreign currency transaction adjustments	3	3		6
Other adjustments*	20	—		20

Ending balance	$841	$642		$1,483

Related recorded investment in loans at June 30, 2017 evaluated for impairment**	$23,033	$21,358		$23,033
Recorded investment in loans with specific reserves	$1,675

	Year ended June 30, 2016
	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$962	$781	$1,743
Provision (release of provision) for losses on loans, net	319	36	355
Write-offs	(310)	—	(310)
Recoveries of previously written-off loans	18	—	18
Foreign currency transaction adjustments	(18)	(7)	(25)
Other adjustments*	(6)	—	(6)

Ending balance	$965	$810	$1,775

Related recorded investment in loans at June 30, 2016 evaluated for impairment**	$22,681	$20,929	$22,681
Recorded investment in loans with specific reserves	$1,752

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E — LOANS AND GUARANTEES  (continued)

*	Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.
**	IFC individually evaluates all loans for impairment. Portfolio reserves are established for losses incurred, but not specifically identifiable, on loans for which no specific reserve is established.
***

Includes $156 million release of provision in FY17 Q3 due to a change in estimate as a result of reviewing IFC’s methodology for estimating the portfolio reserves against losses, in particular the probability of default and loss given default, pursuant to the implementation of a new Investment Risk Platform (IRP), which replaced IFC’s previous credit risk rating system.

Reserve for losses on guarantees and other receivables and provision for losses on guarantees and other receivables

Changes in the reserve against losses on guarantees for the years ended June 30, 2018, June 30, 2017 and June 30, 2016, are summarized below (US$ millions):

	2018	2017	2016
Beginning balance	$12	$23	$20
Provision (release of provision) for losses on guarantees	3	(11)	3

Ending balance	$15	$12	$23

Changes in the reserve against losses on other receivables for the years ended June 30, 2018, June 30, 2017 and June 30, 2016, are summarized below (US$ millions):

	2018	2017	2016
Beginning balance	$8	$8	$7
Provision (release of provision) for losses on other receivables	(4)	*	1
Write-offs	(2)	—	—
Foreign currency transaction adjustments	(1)	—	—

Ending balance	$1	$8	$8

*	Less than $0.5 million.

Provision (release of provision) for losses on loans, guarantees, accrued interest and other receivables includes $7 million of provision for accrued interest in the year ended 30 June, 2018 ($0 for the years ended 30 June, 2017 and 2016).

Impaired loans

The average recorded investment and the recorded investment in loans at amortized cost that are impaired at June 30, 2018 and June 30, 2017 are as follows (US$ millions):

	June 30, 2018	June 30, 2017
Average recorded investment in loans at amortized cost that are impaired	$1,357	$1,792
Recorded investment in loans at amortized cost that are impaired	1,258	1,675

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E — LOANS AND GUARANTEES  (continued)

Loans at amortized cost that are impaired with specific reserves are summarized by industry sector and geographic region as follows (US$ millions):

	June 30, 2018
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services
Asia	$74	$177	$40	$86	$2
Europe, Middle East and North Africa	278	354	118	315	4
Sub-Saharan Africa, Latin America and Caribbean	158	177	64	163	7
Other	—	15	—	—	—

Total manufacturing, agribusiness and services	510	723	222	564	13

Financial markets
Asia	—	2	—	—	—
Europe, Middle East and North Africa	17	26	17	27	2
Sub-Saharan Africa, Latin America and Caribbean	41	69	37	46	1

Total financial markets	58	97	54	73	3

Infrastructure and natural resources
Asia	109	131	77	95	—
Europe, Middle East and North Africa	186	211	127	188	2
Sub-Saharan Africa, Latin America and Caribbean	317	364	146	353	6

Total infrastructure and natural resources	612	706	350	636	8

Telecom, media & technology, and venture investing
Asia	46	46	10	46	—
Europe, Middle East and North Africa	12	12	1	17	1
Sub-Saharan Africa, Latin America and Caribbean	20	20	14	21	—

Total Telecom, media & technology, and venture investing	78	78	25	84	1

Total	$1,258	$1,604	$651	$1,357	$25

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E — LOANS AND GUARANTEES  (continued)

All impaired loans at June 30, 2018 had specific reserves.

	June 30, 2017
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services
Asia	$101	$153	$84	$102	$1
Europe, Middle East and North Africa	447	682	226	600	12
Sub-Saharan Africa, Latin America and Caribbean	167	189	58	167	9
Other	—	15	—	10	—

Total manufacturing, agribusiness and services	715	1,039	368	879	22

Financial markets
Asia	—	2	—	—	—
Europe, Middle East and North Africa	33	38	18	35	3
Sub-Saharan Africa, Latin America and Caribbean	45	70	15	43	1

Total financial markets	78	110	33	78	4

Infrastructure and natural resources
Asia	105	119	67	112	—
Europe, Middle East and North Africa	167	176	108	155	4
Sub-Saharan Africa, Latin America and Caribbean	524	535	241	478	20

Total infrastructure and natural resources	796	830	416	745	24

Telecom, media & technology, and venture investing
Europe, Middle East and North Africa	65	65	13	68	3
Sub-Saharan Africa, Latin America and Caribbean	21	21	11	22	1

Total Telecom, media & technology, and venture investing	86	86	24	90	4

Total	$1,675	$2,065	$841	$1,792	$54

All impaired loans at June 30, 2017 had specific reserves.

Nonaccruing loans

Loans on which the accrual of interest has been discontinued amounted to $1,377 million at June 30, 2018 ($1,421 million — June 30, 2017). The interest income on such loans for the years ended June 30, 2018, June 30, 2017 and June 30, 2016 is summarized as follows (US$ millions):

	2018	2017	2016
Interest income not recognized on nonaccruing loans	201	121	157
Interest income recognized on loans in nonaccrual status related to current and prior years, on a cash basis	48	41	34

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E — LOANS AND GUARANTEES  (continued)

The recorded investment in nonaccruing loans at amortized cost at June 30, 2018 and June 30, 2017 is summarized by industry sector and geographic region as follow (US$ millions):

	June 30, 2018
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Telecom, media & technology, and venture investing	Total recorded investment in nonaccruing loans
Asia	$71	$—	$123	$46	$240
Europe, Middle East and North Africa	257	35	236	20	548
Sub-Saharan Africa, Latin America and Caribbean	242	53	295	20	610
Other	—	—	—	2	2

Total disbursed loans at amortized cost	$570	$88	$654	$88	$1,400

	June 30, 2017
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Telecom, media & technology, and venture investing	Total recorded investment in nonaccruing loans
Asia	$106	$—	$105	$—	$211
Europe, Middle East and North Africa	392	33	129	64	618
Sub-Saharan Africa, Latin America and Caribbean	165	45	271	22	503

Total disbursed loans at amortized cost	$663	$78	$505	$86	$1,332

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E — LOANS AND GUARANTEES  (continued)

Past due loans

An age analysis, based on contractual terms, of IFC’s loans at amortized cost by industry sector and geographic region follows (US$ millions):

	June 30, 2018
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services
Asia	$—	$—	$54	$54	$1,790	$1,844
Europe, Middle East and North Africa	—	14	184	198	2,049	2,247
Sub-Saharan Africa, Latin America and Caribbean	14	5	150	169	2,734	2,903
Other	—	—	—	—	667	667

Total manufacturing, agribusiness and services	14	19	388	421	7,240	7,661

Financial markets
Asia	—	—	—	—	2,371	2,371
Europe, Middle East and North Africa	—	—	2	2	1,797	1,799
Sub-Saharan Africa, Latin America and Caribbean	—	2	26	28	3,602	3,630
Other	—	—	—	—	897	897

Total financial markets	—	2	28	30	8,667	8,697

Infrastructure and natural resources
Asia	—	—	62	62	2,128	2,190
Europe, Middle East and North Africa	34	—	146	180	1,339	1,519
Sub-Saharan Africa, Latin America and Caribbean	—	—	88	88	3,185	3,273
Other	—	—	—	—	202	202

Total infrastructure and natural resources	34	—	296	330	6,854	7,184

Telecom, media & technology, and venture investing
Asia	—	—	46	46	226	272
Europe, Middle East and North Africa	—	—	—	—	45	45
Sub-Saharan Africa, Latin America and Caribbean	—	—	16	16	260	276

Total Telecom, media & technology, and venture investing	—	—	62	62	531	593

Total disbursed loans at amortized cost	$48	$21	$774	$843	$23,292	$24,135

Unamortized deferred loan origination fees, net and other						(156)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(4)

Recorded investment in loans at amortized cost						$23,975

At June 30, 2018, loans 90 days or greater past due still accruing were insignificant.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E — LOANS AND GUARANTEES  (continued)

	June 30, 2017
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services
Asia	$—	$—	$102	$102	$1,514	$1,616
Europe, Middle East and North Africa	33	3	377	413	1,963	2,376
Sub-Saharan Africa, Latin America and Caribbean	4	20	134	158	2,571	2,729
Other	—	—	—	—	587	587

Total manufacturing, agribusiness and services	37	23	613	673	6,635	7,308

Financial markets
Asia	—	—	—	—	1,859	1,859
Europe, Middle East and North Africa	5	—	3	8	1,945	1,953
Sub-Saharan Africa, Latin America and Caribbean	20	—	26	46	3,059	3,105
Other	—	—	—	—	894	894

Total financial markets	25	—	29	54	7,757	7,811

Infrastructure and natural resources
Asia	—	—	105	105	1,737	1,842
Europe, Middle East and North Africa	11	—	143	154	1,503	1,657
Sub-Saharan Africa, Latin America and Caribbean	64	13	36	113	3,509	3,622
Other	—	—	—	—	211	211

Total infrastructure and natural resources	75	13	284	372	6,960	7,332

Telecom, media & technology, and venture investing
Asia	—	—	—	—	305	305
Europe, Middle East and North Africa	—	—	46	46	57	103
Sub-Saharan Africa, Latin America and Caribbean	—	—	16	16	309	325

Total Telecom, media & technology, and venture investing	—	—	62	62	671	733

Total disbursed loans at amortized cost	$137	$36	$988	$1,161	$22,023	$23,184

Unamortized deferred loan origination fees, net and other						(144)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(7)

Recorded investment in loans at amortized cost						$23,033

At June 30, 2017, loans 90 days or greater past due still accruing were insignificant.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E — LOANS AND GUARANTEES  (continued)

Loan Credit Quality Indicators

IFC utilizes a rating system to classify loans according to credit worthiness and risk. In FY17 Q3, IFC implemented a new rating system, replacing its previous rating system. A description of each credit rating and categorization in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself under the new rating system follows:

Credit Risk Rating	Indicative External Rating	Category	Description
CR-1	AAA, AA+, AA, AA-	Very Strong	An obligor rated CR-1 is the highest rating assigned by IFC. The obligor’s ability to meet its financial obligations is very strong.

CR-2	A+, A, A-	Strong

An obligor rated CR-2 is slightly more susceptible to the negative effects of changes in circumstances and economic conditions than obligors rated CR-1. The obligor’s ability to meet its financial obligations remains strong.

CR-3	BBB+	Adequate	An obligor rated CR-3 exhibits an adequate financial profile, even though at a weaker level than ‘CR-1’ and ‘CR-2’.
CR-4	BBB

An obligor rated CR-4 exhibits an adequate financial profile. However, adverse economic conditions or changing circumstances are more likely to lead to a deterioration of the obligor’s ability to meet its financial obligations.

CR-5	BBB-

An obligor rated CR-5, as the lowest of the investment grade ratings, exhibits an adequate financial profile. However, adverse economic conditions and/or changing circumstances are more likely to lead to a weaker financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-6	BB+	Moderate	An obligor rated CR-6, as the first non-investment grade rating, is less vulnerable to default than other non-investment obligors.
CR-7	BB

An obligor rated CR-7 can face major uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor’s insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-8	BB-

An obligor rated CR-8 faces major ongoing uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor’s insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E — LOANS AND GUARANTEES  (continued)

Credit Risk Rating	Indicative External Rating	Category	Description

CR-9	B+	Weak

An obligor rated CR-9 is less vulnerable to default than obligors rated ‘CR-10’ or ‘CR-11’. Significantly negative business, financial, or economic conditions will likely weaken the obligor’s financial profile and ability to meet its financial obligations.

CR-10	B

An obligor rated CR-10 is more vulnerable to default than obligors rated ‘CR-9’ but the obligor still has the capacity to meet its financial obligations. Negative business, financial, or economic conditions will likely weaken the obligor’s financial profile and ability to meet its financial obligations.

CR-11	B-

An obligor rated CR-11 is more vulnerable to default than obligors rated ‘CR-9’ or ‘CR-10’. The obligor still has the capacity to meet its obligations but slightly negative business, financial, or economic conditions are more likely to weaken the obligor’s financial profile and ability to meet its financial obligations than a company rated CR-10.

CR-12	CCC+	Very Weak/ Special Attention

An obligor rated CR-12 faces significant challenges. While such obligors will likely have some positive characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The obligor is dependent upon favorable business, financial, and economic conditions to meet its financial obligations

CR-13	CCC	Very Weak/ Substandard

An obligor rated CR-13 is currently vulnerable to default, and is dependent upon significantly favorable business, financial, and economic conditions to meet its financial obligations. In the event of negative business, financial, or economic conditions, the obligor is not likely to meet its financial obligations and rescheduling and/or restructuring is likely to be required.

CR-14	CCC-	Extremely Weak /Doubtful

An obligor rated CR-14 is highly vulnerable to default. It is highly likely that a rescheduling and/or restructuring are required without which a default under IFC’s accounting definition would ensue. In some cases, even though default has not occurred yet, cash flow may be insufficient to service debt in full.

CR-15	Worse than CCC- and D	Imminent Default /Default	An obligor rated CR-15 is currently extremely vulnerable to nonpayment and there are indications that the next payment will not be made before meeting IFC’s accounting definition of default.
D			An obligor rated D is in payment default according to IFC’s accounting definition of default.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E — LOANS AND GUARANTEES  (continued)

A summary of IFC’s disbursed loans at amortized cost by credit quality indicator effective June 30, 2018 and June 30, 2017 respectively, as well as by industry sector and geographic region follows (US$ millions):

	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Total disbursed loans at amortized cost at June 30, 2018	$35	$1,207	$3,457	$8,814	$8,299	$291	$402	$561	$1,069	$24,135

Total disbursed loans at amortized cost at June 30, 2017	$56	$1,029	$3,308	$9,196	$6,151	$1,114	$466	$456	$1,408	$23,184

	June 30, 2018
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Asia	$—	$292	$1,248	$2,520	$2,320	$37	$19	$19	$222	$6,677
Europe, Middle East and North Africa	—	405	707	1,663	2,055	34	17	285	444	5,610
Sub-Saharan Africa, Latin America and Caribbean	—	510	725	3,969	3,632	220	366	257	403	10,082
Other	35	—	777	662	292	—	—	—	—	1,766

Total geographic region	$35	$1,207	$3,457	$8,814	$8,299	$291	$402	$561	$1,069	$24,135

	June 30, 2018
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$35	$772	$1,238	$2,660	$2,037	$134	$88	$216	$481	$7,661
Financial markets	—	29	1,879	4,632	2,048	23	28	16	42	8,697
Infrastructure and natural resources	—	300	281	1,286	4,113	133	282	317	472	7,184
Telecom, media & technology, and venture investing	—	106	59	236	101	1	4	12	74	593

Total industry sector	$35	$1,207	$3,457	$8,814	$8,299	$291	$402	$561	$1,069	$24,135

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E — LOANS AND GUARANTEES  (continued)

	June 30, 2017
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Asia	$40	$257	$1,054	$2,355	$1,557	$118	$22	$19	$200	$5,622
Europe, Middle East and North Africa	—	253	610	2,367	1,574	390	63	217	615	6,089
Sub-Saharan Africa, Latin America and Caribbean	—	518	1,116	3,610	2,737	606	381	220	593	9,781
Other	16	1	528	864	283	—	—	—	—	1,692

Total geographic region	$56	$1,029	$3,308	$9,196	$6,151	$1,114	$466	$456	$1,408	$23,184

	June 30, 2017
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$56	$551	$1,191	$2,783	$1,447	$388	$150	$75	$667	$7,308
Financial markets	—	29	1,763	4,369	1,412	122	36	45	35	7,811
Infrastructure and natural resources	—	300	262	1,769	3,226	538	273	324	640	7,332
Telecom, media & technology, and venture investing	—	149	92	275	66	66	7	12	66	733

Total industry sector	$56	$1,029	$3,308	$9,196	$6,151	$1,114	$466	$456	$1,408	$23,184

Loan modifications, including past due amounts capitalized and written off, during the year ended June 30, 2018 considered troubled debt restructurings totaled $208 million ($351 million — year ended June 30, 2017). There were two loans that defaulted during the year ended June 30, 2018 that had been modified in a troubled debt restructuring within 12 months prior to the date of default with an outstanding balance of $13 million.

Guarantees

IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC’s guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at June 30, 2018 totaled $4,809 million ($4,599 million — June 30, 2017). Guarantees of $4,096 million that were outstanding (i.e., not called) at June 30, 2018 ($3,528 million — June 30, 2017), were not included in loans on IFC’s consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE F — DEBT SECURITIES

Income from debt securities, including realized gains and losses on debt securities and associated derivatives for the years ended June 30, 2018, June 30, 2017 and June 30, 2016 comprise the following (US$ millions):

	2018	2017	2016
Interest income	$306	$178	$125
Dividends	3	5	10
Realized gains on debt securities and associated derivatives	93	153	39
Other-than-temporary impairments	(39)	(54)	(45)

Total income from debt securities, including realized gains and losses on debt securities and associated derivatives	$363	$282	$129

Debt securities accounted for as available-for-sale at June 30, 2018 and June 30, 2017 comprise (US$ millions):

	June 30, 2018
	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$4,115	$81	$(97)	$(138)	$3,961
Preferred shares	144	66	(2)	—	208
Asset-backed securities	833	—	(31)	(71)	731

Total	$5,092	$147	$(130)	$(209)	$4,900

	June 30, 2017
	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$3,169	$107	$(11)	$(72)	$3,193
Preferred shares	220	48	(1)	—	267
Asset-backed securities	541	—	—	(17)	524

Total	$3,930	$155	$(12)	$(89)	$3,984

The following table shows the unrealized losses and fair value of debt securities at June 30, 2018 and June 30, 2017 by length of time that individual securities had been in a continuous loss position where the fair value of securities declined below their cost basis (US$ millions):

	June 30, 2018
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$1,116	$(78)	$308	$(19)	$1,424	$(97)
Preferred shares	18	(1)	1	(1)	19	(2)
Asset-backed securities	125	(31)	—	—	125	(31)

Total	$1,259	$(110)	$309	$(20)	$1,568	$(130)

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE F — DEBT SECURITIES  (continued)

	June 30, 2017
	Less than 12 months		12 months or greater			Total
	Fair value	Unrealized losses	Fair value	Unrealized losses		Fair value	Unrealized losses
Corporate debt securities	$599	$(11)	$2	$	*	$601	$(11)
Preferred shares	16	(1)	—		—	16	(1)

Total	$615	$(12)	$2	$	*	$617	$(12)

*	Less than $0.5 million.

Corporate debt securities comprise investments in bonds and notes. Unrealized losses associated with corporate debt securities are primarily attributable to movements in the credit default swap spread curve applicable to the issuer. Based upon IFC’s assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.

Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC’s assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.

Debt securities with contractual maturities that are accounted for as available-for-sale have contractual maturities during the years ending June 30, 2019 through June 30, 2023 and thereafter, as follows (US$ millions):

	2019	2020	2021	2022	2023	Thereafter	Total
Corporate debt securities	$181	$394	$589	$488	$594	$1,747	$3,993
Asset-backed securities	8	59	73	69	118	435	762

Total disbursed portfolio of debt securities with contractual maturities	$189	$453	$662	$557	$712	$2,182	$4,755

The expected maturity of asset-backed securities may differ from the contractual maturity, as reported above, due to prepayment features. In addition, IFC has $144 million of redeemable preferred shares and other debt securities with undefined maturities ($220 million — June 30, 2017).

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE F — DEBT SECURITIES  (continued)

The currency composition and average contractual rate of debt securities with contractual maturities that are accounted for as available-for-sale are summarized below:

	June 30, 2018		June 30, 2017
	Amount (US$ millions)	Average contractual rate (%)	Amount (US$ millions)	Average contractual rate (%)
Indian rupee	1,587	8.5	1,170	8.9
US dollar	1,311	4.8	1,168	4.6
Euro	868	3.2	541	3.4
Turkish lira	387	13.0	202	11.1
Colombian peso	342	7.0	304	9.0
South African rand	54	11.8	93	8.7
Georgian lari	44	11.0	45	11.0
New Romanian lei	39	3.1	54	5.9
Swiss franc	38	2.0	—	—
Chilean peso	38	7.7	37	7.7
Other currencies	47	8.9	70	6.4

Total disbursed portfolio of debt securities with contractual maturities	$4,755	6.8	$3,684	6.8

After the effect of interest rate swaps and currency swaps, IFC’s debt securities with contractual maturities that are accounted for as available-for-sale are principally denominated in variable rate US dollars.

Nonaccruing debt securities

Debt securities on which the accrual of interest has been discontinued amounted to $23 million at June 30, 2018 ($101 million — June 30, 2017). The interest income on such debt securities for the year ended June 30, 2018, June 30, 2017 and June 30, 2016 is summarized as follows (US$ millions):

	2018	2017	2016
Interest income not recognized on nonaccruing debt securities	1	11	4
Interest income recognized on debt securities in nonaccrual status related to current and prior years, on a cash basis	*	2	2

*	Less than $0.5 million.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G — EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES

Income from equity investments and associated derivatives for the years ended June 30, 2018, June 30, 2017 and June 30, 2016 comprises the following (US$ millions):

	2018	2017	2016
Gains on equity investments and associated derivatives, net	$1,009	$1,040	$1,013
Dividends	282	244	241
Other-than-temporary impairments:
Equity investments at cost less impairment	(264)	(365)	(384)
Equity investments available-for-sale	(182)	(216)	(360)

Total other-than-temporary impairments	(446)	(581)	(744)
Custody, fees and other	8	4	8

Total income from equity investments and associated derivatives	$853	$707	$518

Gains on equity investments and associated derivatives includes net realized gains on equity investments and associated derivatives of $992 million for the year ended June 30, 2018 ($1,073 million — year ended June 30, 2017, $1,217 million — year ended June 30, 2016).

Dividends include $13 million for the year ended June 30, 2018 ($11 million — years ended June 30, 2017 and June 30, 2016) of receipts, net of cash disbursements, related to investments accounted for under the cost recovery method, for which cost has been fully recovered.

Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. These investments cannot be redeemed. Instead distributions are received through the liquidation of the underlying assets of the funds. IFC estimates that the underlying assets of the funds will be liquidated over five to eight years. The fair values of these funds have been determined using the net asset value of IFC’s ownership interest in partners’ capital and totaled $3,960 million as of June 30, 2018 ($3,630 million — June 30, 2017).

NOTE H — INVESTMENT TRANSACTIONS COMMITTED BUT NOT DISBURSED OR UTILIZED

Loan, equity and debt security commitments signed but not yet disbursed, and guarantee and client risk management facilities signed but not yet utilized are summarized below (US$ millions):

	June 30, 2018	June 30, 2017
Investment transactions committed but not disbursed:
Loans, equity investments and debt securities	$10,284	$10,099
Investment transactions committed but not utilized:
Guarantees	713	1,071
Client risk management facilities	144	126

Total investment transactions committed but not disbursed or utilized	$11,141	$11,296

The disbursements of investment transactions committed but not disbursed or utilized are generally subject to fulfillment of conditions of disbursement.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I — LOAN PARTICIPATIONS

Loan participations signed as commitments for which disbursement has not yet been made and loan participations disbursed and outstanding which are serviced by IFC for participants are as follows (US$ millions):

	June 30, 2018	June 30, 2017
Loan participations signed as commitments but not disbursed	$1,779	$1,684
Loan participations disbursed and outstanding which are serviced by IFC	$8,467	$9,021

NOTE J — RECEIVABLES AND OTHER ASSETS

Receivables and other assets are summarized below (US$ millions):

	June 30, 2018	June 30, 2017
Receivables from unsettled security trades	$868	$586
Accrued income on derivative instruments	641	517
Accrued interest income on loans	315	279
Accrued interest income on time deposits and securities	154	187
Fixed assets	1,033	967
Less: Accumulated depreciation	(570)	(519)

Fixed assets, net	463	448
Deferred charges and other assets	1,455	1,268

Total receivables and other assets	$3,896	$3,285

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K — BORROWINGS

Market borrowings and associated derivatives

IFC’s borrowings outstanding from market sources and currency and interest rate swaps, net of unamortized issue premiums and discounts, are summarized below:

	June 30, 2018
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation
	Amount (US$ millions)	Weighted average rate (%)	Amount (US$ millions)	Weighted average rate (%)	Notional amount (US$ millions)	Weighted average rate (%)	Amount (US$ millions)	Weighted average rate (%)
US dollar	$29,601	2.1	$21,060	2.2	$30,344	2.3	$50,698	2.3
					(30,307)	(2.0)
Australian dollar	7,369	3.5	(7,369)	3.5	—	—	—	—
Mexican peso	3,867	7.5	(3,867)	7.5	—	—	—	—
New Turkish lira	2,751	10.0	(2,696)	9.8	—	—	55	19.8
Indian rupee	2,262	6.8	—	—	—	—	2,262	6.8
Japanese yen	2,137	4.3	(2,137)	4.3	—	—	—	—
Brazilian real	1,629	5.3	(1,629)	5.3	—	—	—	—
New Zealand dollar	1,156	3.5	(1,156)	3.5	—	—	—	—
Russian ruble	994	7.4	(994)	7.3	—	—	—	—
South African rand	456	5.5	(456)	4.4	—	—	—	—
Euro	357	5.0	(357)	5.0	—	—	—	—
Chinese renminbi	357	3.3	(206)	3.5	—	—	151	3.1
Pounds sterling	315	2.2	(315)	2.2	—	—	—	—
Swedish kronor	245	1.0	(245)	1.0	—	—	—	—
Hong Kong dollar	151	2.0	(151)	2.0	—	—	—	—
New Romanian lei	134	2.3	(116)	2.3	—	—	18	2.6
Peso uruguayo	100	11.3	(100)	11.3	—	—	—	—
Peruvian soles nuevo	91	2.6	(91)	2.6	—	—	—	—
Philippine peso	90	6.3	—	—	—	—	90	6.3
Colombian peso	78	5.1	(78)	5.1	—	—	—	—
Singapore dollar	73	1.0	(73)	1.0	—	—	—	—
Georgian lari	44	8.0	—	—	—	—	44	8.0
Nigerian naira	38	12.7	(38)	12.7	—	—	—	—
Botswana pula	25	4.0	—	—	—	—	25	4.0
Kazakhstan tenge	24	7.8	(20)	8.0	—	—	4	7.0
Chilean peso	22	2.5	(22)	2.5	—	—	—	—
Uzbekistan sum	20	9.5	(20)	9.5	—	—	—	—
Rwanda franc	17	12.3	—	—	—	—	17	12.3
Ukraine hrivnya	15	13.6	—	—	—	—	15	13.6
Namibia dollar	13	9.8	—	—	—	—	13	9.8
Costa Rican colon	12	6.4	(12)	6.4	—	—	—	—
New Ghanaian cedi	9	4.5	(9)	4.5	—	—	—	—
New Serbian dinar	5	3.8	—	—	—	—	5	3.8
Dominican peso	4	8.7	—	—	—	—	4	8.7

Principal at face value	54,461		$(1,097)		$37		$53,401	2.5

Short-term borrowings from market and other sources	2,262

	56,723
Unamortized discounts, net	(3,065)

Total market borrowings	53,658
Fair value adjustments	(1,370)

Carrying amount of market borrowings	$52,288

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K — BORROWINGS  (continued)

	June 30, 2017
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation
	Amount (US$ millions)	Weighted average rate (%)	Amount (US$ millions)	Weighted average rate (%)	Notional amount (US$ millions)	Weighted average rate (%)	Amount (US$ millions)	Weighted average rate (%)
US dollar	$30,531	1.7	$18,925	1.3	$34,214	1.0	$49,443	1.1
					(34,227)	(1.6)
Australian dollar	7,832	3.6	(7,448)	3.6	307	2.0	384	2.0
					(307)	(3.5)
Brazilian real	2,183	5.4	(2,183)	(5.4)	—	—	—	—
New Zealand dollar	2,136	3.7	(2,136)	3.7	—	—	—	—
Turkish lira	1,885	9.5	(1,842)	9.0	—	—	43	29.2
Indian rupee	1,792	7.1	—	—	—	—	1,792	7.1
Japanese yen	1,638	3.8	(1,638)	3.8	—	—	—	—
Russian ruble	1,185	6.9	(1,170)	7.0	—	—	15	5.3
Mexican peso	1,081	6.2	(1,081)	6.0	—	—	—	—
South African rand	447	5.0	(447)	3.8	—	—	—	—
Chinese renminbi	383	2.3	(236)	1.8	—	—	147	3.1
Euro	302	5.4	(302)	5.4	—	—	—	—
Hong Kong dollar	177	2.8	(177)	2.8	—	—	—	—
Pounds sterling	117	5.4	(117)	5.4	—	—	—	—
Uruguayan peso	103	11.2	(103)	11.2	—	—	—	—
Nigerian naira	96	14.0	(83)	14.6	—	—	13	10.2
Swedish kronor	95	1.3	(95)	1.3	—	—	—	—
Singapore dollar	73	1.0	(73)	1.0	—	—	—	—
Peruvian soles nuevo	45	1.0	(45)	1.0	—	—	—	—
Georgian lari	45	8.0	—	—	—	—	45	8.0
Rwanda franc	22	11.6	(4)	9.0	—	—	18	12.2
Ghanaian cedi	22	11.6	(22)	11.6	—	—	—	—
Colombian peso	20	5.3	(20)	5.3	—	—	—	—
New Romanian lei	18	0.8	—	—	—	—	18	0.8
Zambian kwacha	16	15.0	—	—	—	—	16	15.0
Costa Rican colon	15	6.7	(15)	6.6	—	—	—	—
Namibia dollar	14	9.8	—	—	—	—	14	9.8
Dominican peso	12	9.9	—	—	—	—	12	9.9
Kazakhstan tenge	11	8.0	(11)	8.0	—	—	—	—
Chilean peso	10	3.4	(10)	3.4	—	—	—	—

Principal at face value	52,306		$(333)		$(13)		$51,960	1.4

Short-term borrowings from market and other sources	2,706

	55,012
Unamortized discounts, net	(1,765)

Total market borrowings	53,247
Fair value adjustments	(295)

Carrying amount of market borrowings	$52,952

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K — BORROWINGS  (continued)

The net currency obligations not fully hedged by borrowings related swaps have generally been invested and/or on-lent to clients in such currencies.

The weighted average remaining maturity of IFC’s borrowings from market sources was 7.4 years at June 30, 2018 (6.4 years — June 30, 2017).

Charges on borrowings for the year ended June 30, 2018 include $6 million of interest expense on secured borrowings ($2 million — year ended June 30, 2017 and $2 million — year ended June 30, 2016) and is net of $2 million of gains on buybacks of market borrowings ($2 million — year ended June 30, 2017; $6 million —year ended June 30, 2016).

The net nominal amount receivable from currency swaps of $1,097 million and the net notional amount payable from interest rate swaps of $37 million at June 30, 2018 (receivable of $333 million from currency swaps and receivable of $13 million from interest rate swaps — June 30, 2017), shown in the above table, are represented by currency and interest rate swap assets at fair value of $437 million and currency and interest rate swap liabilities at fair value of $3,659 million ($865 million and $2,351 million — June 30, 2017), included in derivative assets and derivative liabilities, respectively, on the consolidated balance sheet.

Short-term market borrowings

IFC’s short-term Discount Note Program has maturities ranging from overnight to one year. The amount outstanding under the program at June 30, 2018 is $2,262 million ($2,670 million — June 30, 2017). Charges on borrowings for the year ended June 30, 2018, include $38 million in respect of this program ($15 million — June 30, 2017 and $7 million — June 30, 2016).

Borrowings from IBRD

Borrowings outstanding from IBRD and currency are summarized below:

	June 30, 2018		June 30, 2017
	Principal amount (US$ millions)	Weighted average cost (%)	Principal amount (US$ millions)	Weighted average cost (%)
US dollar	$—	—	$196	0.9

Total borrowings outstanding from IBRD	$—		$196

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K — BORROWINGS  (continued)

Borrowings from IDA

Borrowings outstanding from IDA are summarized below:

	June 30, 2018
	IDA Borrowings		Interest rate swap notional principal payable (receivable)		Net currency obligation
	Principal amount (US$ millions)	Weighted average cost (%)	Notional amount (US$ millions)	Weighted average cost (%)	Notional amount (US$ millions)	Weighted average cost (%)
US dollar	$843	1.8	$843	1.9	$843	1.9
			(843)	(1.8)

Total IDA borrowings outstanding	843		$—		$843	1.9

Fair value adjustments	(36)

Carrying amount of IDA borrowings	$807

	June 30, 2017
	IDA Borrowings		Interest rate swap notional principal payable (receivable)		Net currency obligation
	Principal amount (US$ millions)	Weighted average cost (%)	Notional amount (US$ millions)	Weighted average cost (%)	Notional amount (US$ millions)	Weighted average cost (%)
US dollar	$970	1.8	$970	0.9	$970	0.9
			(970)	(1.8)

Total IDA borrowings outstanding	970		$—		$970	0.9

Fair value adjustments	(15)

Carrying amount of IDA borrowings	$955

The weighted average remaining maturity of borrowings from IDA was 4.2 years at June 30, 2018 (4.7 years — June 30, 2017). Charges on borrowings for the year ended June 30, 2018, includes $17 million ($19 million — year ended June 30, 2017; $21 million — year ended June 30, 2016) in respect of borrowings from IDA.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K — BORROWINGS  (continued)

Maturity of borrowings

The principal amounts repayable on borrowings outstanding in all currencies during the years ending June 30, 2019, through June 30, 2023, and thereafter are summarized below (US$ millions):

	2019	2020	2021	2022	2023	Thereafter	Total
Borrowings from market sources	$10,118	$8,512	$9,970	$5,056	$5,607	$15,198	$54,461
Short-term borrowings from market and other sources	2,262	—	—	—	—	—	2,262
Borrowings from IBRD	—	—	—	—	—	—	—
Borrowings from IDA	121	125	125	114	96	262	843

Total borrowings, gross	$12,501	$8,637	$10,095	$5,170	$5,703	$15,460	$57,566

Unamortized discounts, net							(3,065)
Fair value adjustments							(1,406)

Carrying amount of borrowings							$53,095

After the effect of interest rate and currency swaps, IFC’s borrowings generally reprice within one year.

NOTE L — PAYABLES AND OTHER LIABILITIES

Payables and other liabilities are summarized below (US$ millions):

	June 30, 2018	June 30, 2017
Accounts payable, accrued expenses and other liabilities	$1,520	$1,588
Payables for unsettled security trades	1,055	1,083
Accrued charges on borrowings	551	422
Liabilities under retirement benefit plans	531	589
Accrued charges on derivative instruments	435	329
Secured borrowings & short sold securities	185	216
Deferred income	111	89

Total payables and other liabilities	$4,388	$4,316

NOTE M — CAPITAL TRANSACTIONS

During the years ended June 30, 2018 and June 30, 2017, no shares were subscribed and paid by member countries.

Under IFC’s Articles of Agreement, in the event a member withdraws from IFC, IFC and the member may negotiate on the repurchase of the member’s capital stock on such terms as may be appropriate under the circumstances. Such agreement may provide, among other things, for a final settlement of all obligations of the member to IFC. If such an agreement is not made within six months after the member withdraws or such other time as IFC and the member may agree, the repurchase price of the member’s capital stock shall be the value thereof shown by the books of IFC on the day when the member withdraws. The repurchase of capital stock is subject to certain conditions including payments in installments, at such times and in such available currency or currencies as IFC reasonably determines, taking into account the financial position of IFC. IFC’s Articles of Agreement also provide for the withdrawing member to repay losses on loans and equity investments in excess of reserves provided on the date of withdrawal.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N — OTHER INCOME

Other income for the years ended June 30, 2018, June 30, 2017 and June 30, 2016 comprise the following (US$ millions):

	June 30, 2018	June 30, 2017	June 30, 2016
Income from AMC consolidated entities	$80	$79	$66
Other reimbursable arrangements	26	16	19
Investment gain (loss) on PEBP assets	25	35	(4)
Fees collected from clients	22	19	22
Others	18	20	15

Total Other Income	$171	$169	$118

NOTE O — RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Designated retained earnings

The components of designated retained earnings and related expenditures are summarized below (US$ millions):

	Grants to IDA	Advisory services	Creating Markets Advisory Window	Performance- based grants	SME Ventures for IDA countries	Global Infrastructure Project Development Fund	Total designated retained earnings
At June 30, 2015	$—	$137	$—	$16	$21	$10	$184

Year ended June 30, 2016
Designations of retained earnings	330	14	—	—	—	—	344
Expenditures against designated retained earnings	(330)	(53)	—	(4)	(1)	(7)	(395)

At June 30, 2016	$—	$98	$—	$12	$20	$3	$133

Year ended June 30, 2017
Designations of retained earnings	101	60	—	—	—	—	161
Expenditures against designated retained earnings	(101)	(59)	—	(4)	(2)	(3)	(169)

At June 30, 2017	$—	$99	$—	$8	$18	$—	$125

Year ended June 30, 2018
Designations of retained earnings	80	40	85	—	—	—	205
Reallocation of prior year designations	—	(49)	49	—	—	—	—
Expenditures against designated retained earnings	(80)	(44)	(12)	(3)	(1)	—	(140)

At June 30, 2018	$—	$46	$122	$5	$17	$—	$190

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE O — RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME  (continued)

On August 3, 2017, the Board of Directors approved a designation of $85 million of IFC’s retained earnings for IFC’s Creating Markets Advisory Window (CMAW), $40 million of IFC’s retained earnings for advisory services, a reallocation of $49 million of the unutilized balances of prior year designations related to Advisory Services to CMAW, and a designation of $80 million of IFC’s retained earnings for grants to IDA. The transfer of funds to IDA are subject to certain conditions, including IFC’s financial results. On October 13, 2017, the Board of Governors noted with approval the designations approved by the Board of Directors. IFC recognizes designation of retained earnings for advisory services and CMAW when the Board of Directors approves it and recognizes designation of retained earnings for grants to IDA when it is noted with approval by the Board of Governors.

On June 20, 2018, IFC recognized grants to IDA of $80 million on the signing of a grant agreement between IDA and IFC concerning the transfer to IDA and use of funds corresponding to the designation of retained earnings for grants to IDA approved by IFC’s Board of Directors on August 3, 2017 and noted with approval by IFC’s Board of Governors on October 13, 2017.

Accumulated other comprehensive income

The components of accumulated other comprehensive income at June 30, 2018 and June 30, 2017 are summarized as follows (US$ millions):

	June 30, 2018	June 30, 2017
Net unrealized (losses) gains on available-for-sale debt securities	$(192)	$54
Net unrealized gains on available-for-sale equity investments	1,402	1,468
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(946)	(1,064)

Total accumulated other comprehensive income	$264	$458

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE P — NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value for the years ended June 30, 2018, June 30, 2017 and June 30, 2016 comprise (US$ millions):

	2018	2017	2016
Unrealized gains and losses on loans, debt securities and associated derivatives:
Unrealized gains (losses) on loans and associated derivatives	$108	$281	$(229)
Unrealized gains (losses) on debt securities and associated derivatives	73	39	(37)

Total net unrealized gains (losses) on loans, debt securities and associated derivatives	181	320	(266)

Unrealized gains and losses on borrowings from market, IDA and associated derivatives:
Unrealized gains and losses on market borrowings accounted for at fair value:
Credit spread component	(278)	89	239
Interest rate, foreign exchange and other components	1,353	902	(436)

Total unrealized gains (losses) on market borrowings	1,075	991	(197)
Unrealized (losses) gains on derivatives associated with market borrowings	(1,189)	(949)	295
Unrealized gains (losses) on borrowings from IDA accounted for at fair value	21	32	(36)

Total net unrealized (losses) gains on borrowings from market, IDA and associated derivatives	(93)	74	62

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$88	$394	$(204)

As discussed in Note A, “Summary of significant accounting and related policies”, market borrowings economically hedged with financial instruments, including derivatives, accounted for at fair value with changes therein reported in earnings are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value reported in “Unrealized gains and losses on borrowings from market, IDA and associated derivatives” includes the impact of changes in IFC’s own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but they do not alter the timing of the cash flows on the market borrowings.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q — DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As discussed in Note A, “Summary of significant accounting and related policies”, IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes IFC’s risk management and use of derivative instruments. The fair value of derivative instrument assets and liabilities by risk type at June 30, 2018 and June 30, 2017 is summarized as follows (US$ millions):

Consolidated balance sheet location	June 30, 2018	June 30, 2017
Derivative assets
Interest rate	$318	$309
Foreign exchange	483	53
Interest rate and currency	1,773	2,051
Equity and other	235	234

Total derivative assets	$2,809	$2,647

Derivative liabilities
Interest rate	$1,153	$662
Foreign exchange	88	262
Interest rate and currency	3,037	2,444
Equity and other	11	13

Total derivative liabilities	$4,289	$3,381

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q — DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS  (continued)

The effect of derivative instrument contracts on the consolidated statement of operations for the years ended June 30, 2018, June 30, 2017 and June 30, 2016 is summarized as follows (US$ millions):

Derivative risk category	Income statement location	2018	2017	2016
Interest rate	Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$(3)	$(7)	$(24)
	Income from debt securities, including realized gains and losses on debt securities and associated derivatives	4	—	(1)
	Income from liquid asset trading activities	(2)	(33)	(241)
	Charges on borrowings	101	152	313
	Other income	(6)	(2)	(1)
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(478)	(581)	88
Foreign exchange	Income from equity investments and associated derivatives	—	—	—
	Income from liquid asset trading activities	158	156	(25)
	Foreign currency transaction gains and losses on non-trading activities	(182)	(153)	8
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	1	(5)	1
Interest rate and currency	Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	(147)	(153)	(184)
	Income from debt securities, including realized gains and losses on debt securities and associated derivatives	(31)	(23)	(16)
	Income from liquid asset trading activities	139	220	103
	Charges on borrowings	731	701	653
	Foreign currency transaction gains and losses on non-trading activities	(1,071)	(295)	200
	Other income	—	3	—
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(507)	(158)	87
Equity	Income (loss) from equity investments and associated derivatives	4	(163)	95
	Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	(10)	—	—
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	9	15	(4)

	Total	$(1,290)	$(326)	$1,052

The income related to each derivative risk category includes realized and unrealized gains and losses.

At June 30, 2018, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $57,960 million ($57,477 million at June 30, 2017), foreign exchange contracts was $21,279 million ($16,550 million at June 30, 2017) and interest rate and currency contracts was $38,267 million ($37,253 million at June 30, 2017). At June 30, 2018, there were 352 equity contracts related to IFC’s loan and equity investment portfolio and 1 other derivative contract recognized as derivatives assets or liabilities under ASC Topic 815 (371 equity risk and other contracts at June 30, 2017).

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R — FAIR VALUE MEASUREMENTS

Many of IFC’s financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the values which will ultimately be realized, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their contractual cash flows.

The estimated fair values as of June 30, 2018 and June 30, 2017 reflect multiple factors such as interest rates, credit risk, foreign currency exchange rates and commodity prices. Reasonable comparability of fair values among financial institutions is not likely because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standard in the market introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.

All of IFC’s financial instruments in its liquid assets portfolio are managed according to an investment authority approved by the Board of Directors and investment guidelines approved by IFC’s Corporate Risk Committee (CRC), a subcommittee of IFC’s Management Team. Third party independent vendor prices are used to price the vast majority of the liquid assets. The vendor prices are evaluated by IFC’s Treasury department and IFC’s Corporate and Portfolio Risk Management department maintains oversight for the pricing of liquid assets.

IFC’s regional and industry departments are primarily responsible for fair valuing IFC’s investment portfolio (equity investments, debt securities, loan investments and related derivatives). IFC’s Portfolio Valuation Unit, in Risk & Financial Sustainability, and Portfolio Review Unit, in Finance and Accounting, provide oversight over the fair valuation process by monitoring and reviewing the fair values of IFC’s investment portfolio. A Portfolio Committee, a committee of IFC’s management team, was established effective FY18 Q1 with responsibilities that include oversight of portfolio valuations.

IFC’s borrowings are fair valued by the Quantitative Analysis and Modeling Group in IFC’s Treasury department under the oversight of the Corporate Portfolio and Risk Management department.

The methodologies used and key assumptions made to estimate fair values as of June 30, 2018, and June 30, 2017, are summarized below.

Liquid assets — The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures, options, and US Treasuries. For exchange traded futures and options, exchange quoted prices are obtained and these are classified as Level 1 in accordance with ASC 820. Liquid assets valued using quoted market prices are also classified as Level 1. Securities valued using vendor prices for which there is evidence of high market trade activity may also be classified as Level 1. US Treasuries are valued using index prices and also classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC’s evaluation of the vendor’s pricing methodologies and individual security facts and circumstances. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield-pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R — FAIR VALUE MEASUREMENTS  (continued)

The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.

Loans and debt securities — Loans and debt securities in IFC’s investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. All loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans’ fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of June 30, 2018 and June 30, 2017 are presented below:

June 30, 2018
	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities — preferred shares	Discounted cash flows	$112	Discount rate	10.2 – 30.0	15.2
	Relative valuations	71	Valuation multiples*
	Listed price (adjusted)	—
	Recent transactions	192
	Other techniques	8

Total preferred shares		383

Loans and other debt securities	Discounted cash flows	2,203	Credit default swap spreads	0.6 – 6.9	2.2
	Recent transactions	1,715	Expected recovery rates	35.0 – 50.0	44.8
	Other techniques	408

Total loans and other debt securities		4,326

Total		$4,709

*	In case of valuation techniques with multiple significant inputs, including price/earnings ratio and enterprise value/sales ratio, the range and weighted average are not provided.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R — FAIR VALUE MEASUREMENTS  (continued)

June 30, 2017
	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities — preferred shares	Discounted cash flows	$175	Discount rate	8.7 – 30.0	13.6
	Relative valuations Listed price (adjusted)	78 2	Valuation multiples*
	Recent transactions	133
	Other techniques	3

Total preferred shares		391

Loans and other debt securities	Discounted cash flows	2,033	Credit default swap spreads	0.3 – 8.1	2.5
	Recent transactions	1,586	Expected recovery rates	10.0 – 85.0	42.7
	Other techniques	293

Total loans and other debt securities		3,912

Total		$4,303

*	In case of valuation techniques with multiple significant inputs, including price/earnings ratio and enterprise value/sales ratio, the range and weighted average are not provided.

Borrowings — Fair values derived by using quoted prices in active markets are classified as Level 1. Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC’s credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC’s credit curve.

As of June 30, 2018, IFC had bond issuances with a total fair value of $46 million classified as level 3 in Costa Rican colon, Kazakhstan tenge and Uzbekistan sum where the significant unobservable inputs were yield curve data.

Derivative instruments — The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R — FAIR VALUE MEASUREMENTS  (continued)

The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of June 30, 2018 and June 30, 2017 are presented below:

Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

June 30, 2018
Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$21	Volatilities	11.6 – 35.4	20.1
	Variable strike price options	202	Contractual strike price*
	Other	1
Interest rate and currency swap assets	Vanilla swaps	8	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(7)	Yield curve points, exchange rates

Total		$225

*	In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

June 30, 2017
Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$40	Volatilities	11.8 – 42.6	21.5
	Variable strike price options	180	Contractual strike price*
	Other	1
Interest rate and currency swap assets	Vanilla swaps	7	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(3)	Yield curve points, exchange rates

Total		$225

*	In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R — FAIR VALUE MEASUREMENTS  (continued)

Equity investments — Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 were valued using quoted prices in inactive markets. The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of June 30, 2018 and June 30, 2017 are presented below:

June 30, 2018
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average
Banking and other financial Institutions	Discounted cash flows	$473	Cost of equity (%)	10.1 – 25.0	14.7
			Asset growth rate (%)	(23.2) – 125.0	14.1
			Return on assets (%)	(1.3) – 5.2	2.6
			Perpetual growth rate (%)	3.0 – 14.0	5.3
	Relative valuations	—	Discount for lock-up (%)	0.0 – 50.0	7.2
	Listed price (adjusted)	713
	Recent transactions	67
	Other techniques	73

Total banking and other financial institutions		1,326

Funds	Recent transactions	83

Total funds		83

Others	Discounted cash flows	1,098	Weighted average cost of capital (%)	8.0 – 21.9	12.1
			Cost of equity (%)	12.1 – 18.5	15.6
	Relative valuations	272	Valuation multiples*
	Listed price (adjusted)	3	Discount for lock-up (%)	**	4.5
	Recent transactions	141
	Other techniques	174

Total others		1,688

Total		$3,097

*

In case of valuation techniques with multiple significant inputs, including price/earnings ratio and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided.

**	No range is provided as all of the projects that use this valuation technique are with the same institution and have the same lock-up discount percentage.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R — FAIR VALUE MEASUREMENTS  (continued)

June 30, 2017
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average
Banking and other financial Institutions	Discounted cash flows	$550	Cost of equity (%)	10.3 – 25.0	16.1
			Asset growth rate (%)	(62.5) – 51.4	9.4
			Return on assets (%)	(19.1) – 6.1	2.3
			Perpetual growth rate (%)	2.5 – 12.0	5.0
	Relative valuations	—	Discount for lock-up (%)	0.0 – 50.0	8.1
	Listed price (adjusted)	263
	Recent transactions	123
	Other techniques	44

Total banking and other financial institutions		980

Funds	Recent transactions	88

Total funds		88

Others	Discounted cash flows	894	Weighted average cost of capital (%)	6.3 – 19.6	12.2
			Cost of equity (%)	10.4 – 17.8	13.9
	Relative valuations	290	Valuation multiples*
	Listed price (adjusted)	248	Discount for lock-up (%)	0.0 – 10.4	3.0
	Recent transactions	588
	Other techniques	22

Total others		2,042

Total		$3,110

*

In case of valuation techniques with multiple significant inputs, including price/earnings ratio and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R — FAIR VALUE MEASUREMENTS  (continued)

Fair value of assets and liabilities

Estimated fair values of IFC’s financial assets and liabilities and off-balance sheet financial instruments at June 30, 2018 and June 30, 2017 are summarized below (US$ millions):

	June 30, 2018		June 30, 2017
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements and receivable for cash collateral pledged	$45,303	$45,303	$45,803	$45,803

Investments:
Loans at amortized cost, net of reserves against losses	22,682	23,975	21,550	23,059
Loans accounted for at fair value under the Fair Value Option	927	927	970	970

Total loans	23,609	24,902	22,520	24,029

Equity investments at cost less impairment	2,710	4,251	3,209	4,379
Equity investments accounted for at fair value as available-for-sale	3,528	3,528	3,590	3,590
Equity investments accounted for at fair value	6,794	6,794	6,689	6,689

Total equity investments	13,032	14,573	13,488	14,658

Debt securities accounted for at fair value as available-for-sale	4,900	4,900	3,984	3,984
Debt securities accounted for at fair value under the Fair Value Option	723	723	527	527

Total debt securities	5,623	5,623	4,511	4,511

Total investments	42,264	45,098	40,519	43,198

Derivative assets:
Borrowings-related	437	437	865	865
Liquid asset portfolio-related and other	693	693	239	239
Investment-related	1,437	1,437	1,324	1,324
Client risk management-related	242	242	219	219

Total derivative assets	2,809	2,809	2,647	2,647

Other investment-related financial assets	—	83	—	87

Financial liabilities
Securities sold under repurchase agreements and payable for cash collateral received	$6,364	$6,364	$5,401	$5,401

Market, IBRD, IDA and other borrowings outstanding	53,095	53,078	54,103	54,103

Trading securities — short sold bonds	—	—	—	—

Derivative liabilities:
Borrowings-related	3,659	3,659	2,352	2,352
Liquid asset portfolio-related and other	232	232	613	613
Investment-related	169	169	205	205
Client risk management-related	229	229	211	211

Total derivative liabilities	4,289	4,289	3,381	3,381

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R — FAIR VALUE MEASUREMENTS  (continued)

Other investment-related financial assets comprise standalone options and warrants that do not meet the definition of a derivative.

The fair value of loan commitments amounted to $40 million at June 30, 2018 ($33 million—June 30, 2017). Fair values of loan commitments are based on present value of loan commitment fees.

Fair value hierarchy

The following tables provide information as of June 30, 2018 and June 30, 2017, about IFC’s financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	June 30, 2018
	Level 1		Level 2	Level 3	Total
Trading securities:
Asset-backed securities	$—		$7,192	$—	$7,192
Corporate securities	1,566		6,672	—	8,238
Government and agency obligations	9,514		3,869	18	13,401
Money market funds	78		—	—	78

Total trading securities	11,158	*	17,733	18	28,909

Loans	—		2	894	896
Loans measured at net asset value***					31

Total Loans (outstanding principal balance $1,037)	—		2	894	927

Equity investments:
Banking and other financial institutions	1,596		254	1,326	3,176
Funds	30		15	83	128
Others	1,313		57	1,688	3,058
Equity investments measured at net asset value***					3,960

Total equity investments	2,939		326	3,097	10,322

Debt securities:
Corporate debt securities	621		672	2,590	3,883
Preferred shares	—		—	383	383
Asset-backed securities	—		—	840	840
Other debt securities	—		—	2	2
Debt securities measured at net asset value***					515

Total debt securities	621		672	3,815	5,623

Derivative assets:
Interest rate	—		318	—	318
Foreign exchange	—		483	—	483
Interest rate and currency	—		1,765	8	1,773
Equity and other	—		—	235	235

Total derivative assets	—		2,566	243	2,809

Total assets at fair value	$14,718		$21,299	$8,067	$48,590

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R — FAIR VALUE MEASUREMENTS  (continued)

	June 30, 2018
	Level 1	Level 2	Level 3	Total
Borrowings:
Structured bonds	$36	$6,103	$—	$6,139
Unstructured bonds	36,042	7,994	46	44,082

Total borrowings (outstanding principal balance $54,692**)	36,078	14,097	46	50,221

Trading securities — short sold bonds	—	—	—	—

Derivative liabilities:
Interest rate	—	1,153	—	1,153
Foreign exchange	—	88	—	88
Interest rate and currency	—	3,030	7	3,037
Equity and other	—	—	11	11

Total derivative liabilities	—	4,271	18	4,289

Total liabilities at fair value	$36,078	$18,368	$64	$54,510

*	includes securities priced at par plus accrued interest, which approximates fair value.
**

includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $5,281 million, with a fair value of $1,940 million as of June 30, 2018.

***

In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in consolidated balance sheet.

Note: For the year ended June 30, 2018: Trading securities with fair value of $2,950 million transferred from level 1 to level 2 and $0 from level 2 to level 1 due to decrease/increase in market activities. Equity investments with fair value of $158 million transferred from level 1 to level 2 and $34 million from level 2 to level 1 due to decrease/increase in market activities. Bonds issued by IFC with a fair value $1,072 million transferred from level 1 to level 2, while bonds with a fair value of $300 million were transferred from level 2 to level 1 due to change in quality of market price information.

	June 30, 2017
	Level 1		Level 2	Level 3	Total
Trading securities:
Asset-backed securities	$—		$8,407	$—	$8,407
Corporate securities	4,125		4,408	—	8,533
Government and agency obligations	11,724		1,378	19	13,121
Money market funds	127		—	—	127

Total trading securities	15,976	*	14,193	19	30,188

Loans	—		9	928	937
Loans measured at net asset value***					33

Total Loans (outstanding principal balance $1,026)	—		9	928	970

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R — FAIR VALUE MEASUREMENTS  (continued)

	June 30, 2017
	Level 1	Level 2	Level 3	Total
Equity investments:
Banking and other financial institutions	1,968	105	980	3,053
Funds	—	13	88	101
Others	1,357	96	2,042	3,495
Equity investments measured at net asset value***				3,630

Total equity investments	3,325	214	3,110	10,279

Debt securities:
Corporate debt securities	429	367	2,458	3,254
Preferred shares	—	—	391	391
Asset-backed securities	—	—	524	524
Other debt securities	—	—	2	2
Debt securities measured at net asset value***				340

Total debt securities	429	367	3,375	4,511

Derivative assets:
Interest rate	—	309	—	309
Foreign exchange	—	53	—	53
Interest rate and currency	—	2,044	7	2,051
Equity and other	—	—	234	234

Total derivative assets	—	2,406	241	2,647

Total assets at fair value	$19,730	$17,189	$7,673	$48,595

Borrowings:
Structured bonds	$—	$5,788	$—	$5,788
Unstructured bonds	39,257	5,811	26	45,094

Total borrowings (outstanding principal balance $52,957**)	39,257	11,599	26	50,882

Trading securities — short sold bonds	—	—	—	—

Derivative liabilities:
Interest rate	—	662	—	662
Foreign exchange	—	262	—	262
Interest rate and currency	—	2,441	3	2,444
Equity and other	—	—	13	13

Total derivative liabilities	—	3,365	16	3,381

Total liabilities at fair value	$39,257	$14,964	$42	$54,263

*	includes securities priced at par plus accrued interest, which approximates fair value.
**

includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $3,533 million, with a fair value of $1,797 million as of June 30, 2017.

***

In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in consolidated balance sheet.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R — FAIR VALUE MEASUREMENTS  (continued)

Note: For the year ended June 30, 2017: Trading securities with fair value of $288 million transferred from level 1 to level 2 and $593 million from level 2 to level 1 due to decrease/increase in market activities. Equity investments with fair value of $123 million transferred from level 1 to level 2 and $112 million from level 2 to level 1 due to decrease/increase in market activities. Bonds issued by IFC with a fair value $332 million transferred from level 1 to level 2, while bonds with a fair value of $660 million were transferred from level 2 to level 1 due to change in quality of market price information.

The following tables present the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the years ended June 30, 2018 and 2017 (US$ millions). IFC’s policy is to recognize transfers in and transfers out at the beginning of the reporting period.

	Year ended June 30, 2018
	Balance as of July 1, 2017	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3(*)	Transfers out of Level 3(**)	Balance as of June 30, 2018	Net unrealized gains/losses included in net income related to assets / liabilities held at year end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$—	$—	$—	$2	$—	$(2)	$—	$—
Corporate securities	—	—	—	—	—	—	—	—
Government and agency obligations	19	(1)	—	—	—	—	18	(1)

Total trading securities	19	(1)	—	2	—	(2)	18	(1)

Loans	928	(58)	—	24	—	—	894	(50)
Equity investments:
Banking and other financial institutions	980	119	247	246	162	(428)	1,326	21
Funds	88	10	—	(15)	—	—	83	19
Others	2,042	(79)	1	1	9	(286)	1,688	(122)

Total equity investments	3,110	50	248	232	171	(714)	3,097	(82)

Debt securities:
Corporate debt securities	2,458	(29)	(58)	684	861	(1,326)	2,590	(1)
Preferred shares	391	16	18	(42)	—	—	383	29
Asset-backed securities	524	1	(94)	409	—	—	840	7
Other debt securities	2	—	—	—	—	—	2	—

Total debt securities	3,375	(12)	(134)	1,051	861	(1,326)	3,815	35

Derivative assets:
Interest rate and currency	7	(3)	—	8	1	(5)	8	8
Equity and other	234	1	—	—	—	—	235	11

Total derivative assets	241	(2)	—	8	1	(5)	243	19

Total assets at fair value	$7,673	$(23)	$114	$1,317	$1,033	$(2,047)	$8,067	$(79)

Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(26)	9	—	(29)	—	—	(46)	9

Total borrowings	(26)	9	—	(29)	—	—	(46)	9

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R — FAIR VALUE MEASUREMENTS  (continued)

	Year ended June 30, 2018
	Balance as of July 1, 2017	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3(*)	Transfers out of Level 3(**)	Balance as of June 30, 2018	Net unrealized gains/losses included in net income related to assets / liabilities held at year end
		Net Income	Other comprehensive income
Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—
Interest rate and currency	(3)	(3)	—	3	(5)	1	(7)	(2)
Equity and other	(13)	2	—	—	—	—	(11)	2

Total derivative liabilities	(16)	(1)	—	3	(5)	1	(18)	—

Total liabilities at fair value	$(42)	$8	$—	$(26)	$(5)	$1	$(64)	$9

(*)	Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2018.
(**)

Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2017 beginning balance as of June 30, 2018.

	Year ended June 30, 2017
	Balance as of July 1, 2016	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3(*)	Transfers out of Level 3(**)	Balance as of June 30, 2017	Net unrealized gains/losses included in net income related to assets / liabilities held at year end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—	$—	$—	$—
Corporate securities	47	2	—	(49)	—	—	—	—
Government and agency obligations	21	(2)	—	—	—	—	19	(2)

Total trading securities	68	—	—	(49)	—	—	19	(2)

Loans	962	37	—	(62)	—	(9)	928	16
Equity investments:
Banking and other financial institutions	1,100	51	55	(4)	77	(299)	980	44
Funds	98	11	—	(21)	—	—	88	11
Others	1,733	(88)	7	499	40	(149)	2,042	(73)

Total equity investments	2,931	(26)	62	474	117	(448)	3,110	(18)

Debt securities:
Corporate debt securities	1,518	56	72	1,043	119	(350)	2,458	27
Preferred shares	549	82	(109)	(131)	—	—	391	(31)
Asset-backed securities	113	(4)	(1)	416	—	—	524	—
Other debt securities	2	—	—	—	—	—	2	—

Total debt securities	2,182	134	(38)	1,328	119	(350)	3,375	(4)

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R — FAIR VALUE MEASUREMENTS  (continued)

	Year ended June 30, 2017
	Balance as of July 1, 2016	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3(*)	Transfers out of Level 3(**)	Balance as of June 30, 2017	Net unrealized gains/losses included in net income related to assets / liabilities held at year end
		Net Income	Other comprehensive income
Derivative assets:
Interest rate and currency	34	(2)	—	—	5	(30)	7	—
Equity and other	381	(142)	—	(5)	—	—	234	(142)

Total derivative assets	415	(144)	—	(5)	5	(30)	241	(142)

Total assets at fair value	$6,558	$1	$24	$1,686	$241	$(837)	$7,673	$(150)

Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(155)	7	—	(201)	—	323	(26)	7

Total borrowings	(155)	7	—	(201)	—	323	(26)	7

Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—
Interest rate and currency	(31)	(5)	—	—	(1)	34	(3)	(2)
Equity and other	(6)	(7)	—	—	—	—	(13)	(7)

Total derivative liabilities	(37)	(12)	—	—	(1)	34	(16)	(9)

Total liabilities at fair value	$(192)	$(5)	$—	$(201)	$(1)	$357	$(42)	$(2)

(*)	Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2017.
(**)

Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2016 beginning balance as of June 30, 2017.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R — FAIR VALUE MEASUREMENTS  (continued)

The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the years ended June 30, 2018 and 2017 (US$ millions).

	Year ended June 30, 2018
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$2	$—	$—	$—	$2
Corporate securities	—	—	—	—	—

Total trading securities	2	—	—	—	2

Loans	—	—	142	(118)	24
Equity investments:
Banking and other financial institutions	75	(171)	—	342	246
Funds	162	(2)	—	(175)	(15)
Others	236	(202)	—	(33)	1

Total equity investments	473	(375)	—	134	232

Debt securities:
Corporate debt securities	1,490	(1)	—	(805)	684
Preferred shares	27	(18)	—	(51)	(42)
Asset-backed securities	328	—	—	81	409

Total debt securities	1,845	(19)	—	(775)	1,051

Derivative assets:
Interest rate and currency	4	—	—	4	8
Equity and other	—	—	—	—	—

Total derivative assets	4	—	—	4	8

Total assets at fair value	$2,324	$(394)	$142	$(755)	$1,317

Borrowings:
Structured Bonds	$—	$—	$—	$—	$—
Unstructured Bonds	—	—	(29)	—	(29)

Total Borrowings	—	—	(29)	—	(29)

Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	(1)	—	—	4	3
Equity and other	—	—	—	—	—

Total derivative liabilities	(1)	—	—	4	3

Total liabilities at fair value	$(1)	$—	$(29)	$4	$(26)

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R — FAIR VALUE MEASUREMENTS  (continued)

	Year ended June 30, 2017
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—
Corporate securities	—	(49)	—	—	(49)

Total trading securities	—	(49)	—	—	(49)

Loans	—	—	149	(211)	(62)
Equity investments:
Banking and other financial institutions	65	(67)	—	(2)	(4)
Funds	149	—	—	(170)	(21)
Others	495	(149)	—	153	499

Total equity investments	709	(216)	—	(19)	474

Debt securities:
Corporate debt securities	1,333	(13)	—	(277)	1,043
Preferred shares	44	(133)	—	(42)	(131)
Asset-backed securities	423	—	—	(7)	416

Total debt securities	1,800	(146)	—	(326)	1,328

Derivative assets:
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	(5)	(5)

Total derivative assets	—	—	—	(5)	(5)

Total assets at fair value	$2,509	$(411)	$149	$(561)	$1,686

Borrowings:
Structured Bonds	$—	$—	$—	$—	$—
Unstructured Bonds	—	—	(201)	—	(201)

Total Borrowings	—	—	(201)	—	(201)

Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	—	—

Total derivative liabilities	—	—	—	—	—

Total liabilities at fair value	$—	$—	$(201)	$—	$(201)

Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the consolidated statements of operations in income from liquid asset trading activities, Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives, income from equity investments and associated derivatives, income from debt securities and realized gains and losses on debt securities and associated derivatives and net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R — FAIR VALUE MEASUREMENTS  (continued)

As of June 30, 2018, equity investments, accounted for at cost less impairment, with a carrying amount of $986 million were written down to their fair value of $722 million ($1,537 million and $1,172 million — June 30, 2017), resulting in a loss of $264 million, which was included in income from equity investments and associated derivatives in the consolidated statements of operations during the year ended June 30, 2018 (loss of $365 million — year ended June 30, 2017). The amount of the write-down was based on a Level 3 measure of fair value.

NOTE S — SEGMENT REPORTING

For management purposes, IFC’s business comprises three segments: investment services, treasury services and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. The investment services segment also includes AMC, which is not separately disclosed due to its immaterial impact. Further information about the impact of AMC on IFC’s consolidated balance sheets and statements of operations can be found in Note B. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Advisory services provide consultation services to governments and the private sector. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.

The performance of investment services, treasury services and advisory services is assessed by senior management on the basis of net income for each segment, return on assets, and return on capital employed. Advisory services are primarily assessed based on the level and adequacy of its funding sources (See Note U). IFC’s management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE S — SEGMENT REPORTING  (continued)

An analysis of IFC’s major components of income and expense by business segment for the years ended June 30, 2018, June 30, 2017 and June 30, 2016, is provided below (US$ millions):

June 30, 2018	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$1,377	$—	$—	$1,377
Provision for losses on loans, guarantees, accrued interest and other receivables	(90)	—	—	(90)
Income from equity investments and associated derivatives	853	—	—	853
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	363	—	—	363
Income from liquid asset trading activities	—	771	—	771
Charges on borrowings	(451)	(590)	—	(1,041)
Advisory services income	—	—	305	305
Service fees and other income	273	—	—	273
Administrative expenses	(938)	(27)	(64)	(1,029)
Advisory services expenses	—	—	(354)	(354)
Expense from pension and other postretirement benefit plans	(171)	(11)	(62)	(244)
Other expenses	(35)	—	—	(35)
Foreign currency transaction gains and losses on non-trading activities	90	33	—	123

Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	1,271	176	(175)	1,272
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	181	(93)	—	88

Income (loss) before grants to IDA	1,452	83	(175)	1,360
Grants to IDA	(80)	—	—	(80)

Net income (loss)	1,372	83	(175)	1,280
Net (gains) losses attributable to non-controlling interests	—	—	—	—

Net income (loss) attributable to IFC	$1,372	$83	$(175)	$1,280

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE S — SEGMENT REPORTING  (continued)

June 30, 2017	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$1,298	$—	$—	$1,298
Provision for losses on loans, guarantees, accrued interest and other receivables	(86)	—	—	(86)
Income from equity investments and associated derivatives	707	—	—	707
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	282	—	—	282
Income from liquid asset trading activities	—	917	—	917
Charges on borrowings	(261)	(451)	—	(712)
Advisory services income	—	—	277	277
Service fees and other income	251	—	—	251
Administrative expenses	(874)	(25)	(63)	(962)
Advisory services expenses	—	—	(327)	(327)
Expense from pension and other postretirement benefit plans	(211)	(13)	(69)	(293)
Other expenses	(35)	—	—	(35)
Foreign currency transaction gains and losses on non-trading activities	(155)	(33)	—	(188)

Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	916	395	(182)	1,129
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	320	74	—	394

Income (loss) before grants to IDA	1,236	469	(182)	1,523
Grants to IDA	(101)	—	—	(101)

Net income (loss)	1,135	469	(182)	1,422
Net (gains) attributable to non-controlling interests	(4)	—	—	(4)

Net income (loss) attributable to IFC	$1,131	$469	$(182)	$1,418

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE S — SEGMENT REPORTING  (continued)

June 30, 2016	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$1,126	$—	$—	$1,126
Provision for losses on loans, guarantees, accrued interest and other receivables	(359)	—	—	(359)
Income from equity investments and associated derivatives	518	—	—	518
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	129	—	—	129
Income from liquid asset trading activities	—	504	—	504
Charges on borrowings	(115)	(294)	—	(409)
Advisory services income	—	—	266	266
Service fees and other income	235	—	—	235
Administrative expenses	(850)	(22)	(61)	(933)
Advisory services expenses	—	—	(308)	(308)
Expense from pension and other postretirement benefit plans	(131)	(8)	(46)	(185)
Other expenses	(38)	—	—	(38)
Foreign currency transaction gains and losses on non-trading activities	(91)	45	—	(46)

Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	424	225	(149)	500
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(266)	62	—	(204)

Income (loss) before grants to IDA	158	287	(149)	296
Grants to IDA	(330)	—	—	(330)

Net (loss) income	(172)	287	(149)	(34)
Net losses attributable to non-controlling interests	1	—	—	1

Net (loss) income attributable to IFC	$(171)	$287	$(149)	$(33)

NOTE T — VARIABLE INTEREST ENTITIES

Significant variable interests

IFC has identified investments in 215 VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at June 30, 2018 (224 investments — June 30, 2017).

The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not have the power to direct the activities of the VIEs that most significantly impact their economic performance and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC’s involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC’s interests in these VIEs are recorded on IFC’s consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE T — VARIABLE INTEREST ENTITIES  (continued)

Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $36,579 million at June 30, 2018 ($35,650 million — June 30, 2017). IFC’s maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $5,603 million at June 30, 2018 ($6,328 million — June 30, 2017).

The industry sector and geographical regional analysis of IFC’s maximum exposures as a result of its investment in these VIEs at June 30, 2018 and June 30, 2017 is as follows (US$ millions):

	June 30, 2018
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services
Asia	$183	$14	$65	$—	$—	$262
Europe, Middle East and North Africa	214	38	108	—	—	360
Sub-Saharan Africa, Latin America and Caribbean	128	125	30	5	—	288
Other	—	37	—	—	—	37

Total manufacturing, agribusiness and services	525	214	203	5	—	947

Financial markets
Asia	135	7	2	—	—	144
Europe, Middle East and North Africa	4	—	182	—	—	186
Sub-Saharan Africa, Latin America and Caribbean	17	32	34	—	—	83
Other	147	78	226	—	8	459

Total financial markets	303	117	444	—	8	872

Infrastructure and natural resources
Asia	817	134	29	—	6	986
Europe, Middle East and North Africa	627	145	4	—	25	801
Sub-Saharan Africa, Latin America and Caribbean	904	147	13	—	46	1,110
Other	203	1	—	—	—	204

Total infrastructure and natural resources	2,551	427	46	—	77	3,101

Telecom, media & technology, and venture investing
Asia	6	283	—	—	—	289
Europe, Middle East and North Africa	—	111	12	—	—	123
Sub-Saharan Africa, Latin America and Caribbean	37	203	11	—	6	257
Other	—	14	—	—	—	14

Total telecom, media & technology, and venture investing	43	611	23	—	6	683

Maximum exposure to VIEs	$3,422	$1,369	$716	$5	$91	$5,603

of which:
Carrying value	2,761	1,025	648	—	54	4,488
Committed but not disbursed	661	344	68	5	37	1,115

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE T — VARIABLE INTEREST ENTITIES  (continued)

	June 30, 2017
	Loans	Equity investments	Debt securities	Risk management	Total
Manufacturing, agribusiness and services
Asia	$210	$22	$24	$—	$256
Europe, Middle East and North Africa	361	57	100	—	518
Sub-Saharan Africa, Latin America and Caribbean	150	188	22	—	360
Other	—	30	—	—	30

Total manufacturing, agribusiness and services	721	297	146	—	1,164

Financial markets
Asia	178	8	—	—	186
Europe, Middle East and North Africa	79	11	178	4	272
Sub-Saharan Africa, Latin America and Caribbean	43	37	228	—	308
Other	148	88	226	9	471

Total financial markets	448	144	632	13	1,237

Infrastructure and natural resources
Asia	622	104	4	2	732
Europe, Middle East and North Africa	779	232	8	37	1,056
Sub-Saharan Africa, Latin America and Caribbean	1,015	197	13	53	1,278
Other	211	1	—	—	212

Total infrastructure and natural resources	2,627	534	25	92	3,278

Telecom, media & technology, and venture investing
Asia	7	242	—	—	249
Europe, Middle East and North Africa	—	128	5	—	133
Sub-Saharan Africa, Latin America and Caribbean	36	203	11	—	250
Other	—	17	—	—	17

Total telecom, media & technology, and venture investing	43	590	16	—	649

Maximum exposure to VIEs	$3,839	$1,565	$819	$105	$6,328

of which:
Carrying value	2,984	1,124	557	64	4,729
Committed but not disbursed	855	441	262	41	1,599

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE T — VARIABLE INTEREST ENTITIES  (continued)

The carrying value of investments and maximum exposure to VIEs at June 30, 2018 and June 30, 2017 is as follows (US$ millions):

	June 30, 2018
Investment category	Carrying value of investments	Committed but not yet disbursed	Maximum exposure
Loans	$2,761	$661	$3,422
Equity investments	1,025	344	1,369
Debt securities	648	68	716
Guarantees	—	5	5
Risk management	54	37	91

Maximum exposure to VIEs	$4,488	$1,115	$5,603

	June 30, 2017
Investment category	Carrying value of investments	Committed but not yet disbursed	Maximum exposure
Loans	$2,984	$855	$3,839
Equity investments	1,124	441	1,565
Debt securities	557	262	819
Risk management	64	41	105

Maximum exposure to VIEs	$4,729	$1,599	$6,328

NOTE U — ADVISORY SERVICES

IFC provides advisory services to government and private sector clients. IFC’s advisory services to governments on investment climate and financial sector development are delivered in partnership with IBRD through WBG Global Practices. IFC funds this business line by a combination of cash received from government and other donors and IFC’s operations via retained earnings and operating budget allocations as well as fees received from the recipients of the services.

IFC administers donor funds through trust funds. Donor funds are restricted for purposes specified in agreements with the donors.

Donor funds under administration and IFC’s funding can be comingled in accordance with administration agreements with donors. The comingled funds are held in a separate liquid asset investment portfolio managed by IBRD, which is not commingled with IFC’s other liquid assets and is reported at fair value in other assets. Donor funds are refundable until expended for their designated purpose.

As of June 30, 2018, other assets include undisbursed donor funds of $511 million ($488 million — June 30, 2017) and IFC’s advisory services funding of $234 million ($199 million — June 30, 2017). Included in other liabilities as of June 30, 2018 is $511 million ($488 million — June 30, 2017) of refundable undisbursed donor funds.

NOTE V — PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan and Trust (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V — PENSION AND OTHER POSTRETIREMENT BENEFITS  (continued)

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio. The expenses for the SRP, RSBP, and PEBP are included in expense from pension and other postretirement benefit plans.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the years ended June 30, 2018, June 30, 2017 and June 30, 2016 (US$ millions):

	SRP			RSBP			PEBP
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Benefit cost
Service cost	$162	$166	$138	$37	$41	$33	$31	$30	$24
Interest cost	145	131	136	24	23	23	20	17	15
Expected return on plan assets	(186)	(174)	(188)	(31)	(28)	(29)	—	—	—
Amortization of unrecognized prior service costs	1	1	1	3	3	3	2	2	2
Amortization of unrecognized net actuarial losses	17	56	15	—	5	—	19	20	12

Net periodic pension cost	$139	$180	$102	$33	$44	$30	$72	$69	$53

The expenses for the SRP, RSBP, and PEBP are included in expense from pension and other postretirement benefit plans. For the years ended June 30, 2018, June 30, 2017 and June 30, 2016, expenses for these plans of $244 million, $293 million and $185 million, respectively, were allocated to IFC.

The following table summarizes the Projected Benefit Obligations (PBO), fair value of plan assets, and funded status associated with the SRP, RSBP and PEBP for IFC for the years ended June 30, 2018 and June 30, 2017 (US$ millions). Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD’s investment portfolio. IFC has recognized a receivable (prepaid asset) from IBRD and a payable (liability) to IBRD equal to the amount required to support the plan. The assets of the PEBP are mostly invested in fixed income, equity instruments and alternative investments.

	SRP		RSBP		PEBP
	2018	2017	2018	2017	2018	2017
Projected benefit obligations
Beginning of year	$3,944	$3,898	$621	$636	$527	$484
Service cost	162	166	37	41	31	30
Interest cost	145	131	24	23	20	17
Net entity transfers	16	(3)	1	(1)	—	—
Participant contributions	55	51	3	3	5	7
Federal subsidy received	—	—	—	—	—	—
Plan amendments	—	—	—	—	—	—
Benefits paid	(151)	(140)	(10)	(10)	(8)	(7)
Actuarial loss (gain)	78	(159)	(40)	(71)	31	(4)

End of year	4,249	3,944	636	621	606	527

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V — PENSION AND OTHER POSTRETIREMENT BENEFITS  (continued)

	SRP		RSBP		PEBP
	2018	2017	2018	2017	2018	2017
Fair value of plan assets
Beginning of year	3,412	3,065	564	484	—	—
Net entity transfers	16	(3)	1	(1)	—	—
Participant contributions	55	51	3	3	—	—
Actual return on assets	310	364	52	61	—	—
Employer contributions	77	75	25	27	—	—
Benefits paid	(151)	(140)	(10)	(10)	—	—

End of year	3,719	3,412	635	564	—	—

Funded status**	(530)	(532)	(1)	(57)	(606)	(527)

Accumulated benefit obligations	$3,726	$3,423	$636	$621	$477	$406

**	Negative funded status is included in Payables and other liabilities under liabilities under retirement benefits plans, in Note L.

During the fiscal year ended June 30, 2018 and June 30, 2017, there were no amendments made to the retirement benefit plans.

The following tables present the amounts included in Accumulated Other Comprehensive Income (Loss) relating to Pension and Other Postretirement Benefits (US$ millions):

Amounts included in Accumulated other comprehensive income (loss) in the year ended June 30, 2018:

	SRP	RSBP	PEBP	Total
Net actuarial loss (gains)	$672	$(4)	$243	$911
Prior service cost	7	17	11	35

Net amount recognized in accumulated other comprehensive loss	$679	$13	$254	$946

Amounts included in Accumulated other comprehensive income (loss) in the year ended June 30, 2017:

	SRP	RSBP	PEBP	Total
Net actuarial loss	$735	$56	$231	$1,022
Prior service cost	9	20	13	42

Net amount recognized in accumulated other comprehensive loss	$744	$76	$244	$1,064

The estimated amounts that will be amortized from Accumulated Other Comprehensive Income into net periodic benefit cost in the year ending June 30, 2019 are as follows (US$ millions):

	SRP	RSBP	PEBP	Total
Net actuarial loss	$5	$—	$23	$28
Prior service cost	1	3	2	6

Net amount recognized in accumulated other comprehensive loss	$6	$3	$25	$34

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V — PENSION AND OTHER POSTRETIREMENT BENEFITS  (continued)

Assumptions

The actuarial assumptions used are based on financial market interest rates, inflation expectations, past experience, and management’s best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, change in yields and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end yield of AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the years ended June 30, 2018, June 30, 2017, and June 30, 2016:

Weighted average assumptions used to determine projected benefit obligation (%), except years

	SRP			RSBP			PEBP
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Discount rate	4.10	3.70	3.40	4.10	3.90	3.60	4.10	3.80	3.50
Rate of compensation increase	5.50	5.20	5.30				5.50	5.20	5.30
Health care growth rates — at end of fiscal year				6.00	5.50	5.30
Ultimate health care growth rate				4.20	4.00	4.00
Year in which ultimate rate is reached				2030	2030	2030

Weighted average assumptions used to determine net periodic pension cost (%), except years

	SRP			RSBP			PEBP
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Discount rate	3.70	3.40	4.30	3.90	3.60	4.50	3.80	3.50	4.40
Expected return on plan assets	5.50	5.70	6.20	5.50	5.70	6.20
Rate of compensation increase	5.20	5.30	5.40				5.20	5.30	5.40
Health care growth rates — at end of fiscal year				5.50	5.30	4.90
Ultimate health care growth rate				4.00	4.00	4.10
Year in which ultimate rate is reached				2030	2030	2030

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V — PENSION AND OTHER POSTRETIREMENT BENEFITS  (continued)

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate (US$ millions):

	One-percentage-point increase	One-percentage-point decrease
Effect on total service and interest cost	$24	$(16)
Effect on postretirement benefit obligation	$169	$(127)

Investment Strategy

The investment policies establish the framework for investment of the plan assets based on long-term investment objectives and the trade-offs inherent in seeking adequate investment returns within acceptable risk parameters. A key component of the investment policy is to establish a Strategic Asset Allocation (SAA) representing the policy portfolio (i.e., policy mix of assets) around which the plans are invested. The SAA for the plans is reviewed in detail and reset about every three to five years, with more frequent reviews and changes if and as needed based on market conditions.

The key long-term objective is to generate asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates, without taking undue risks. Given the relatively long investment horizons of the SRP and RSBP, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-term investment returns through a globally diversified set of strategies including fixed income, public and private equity and real assets.

The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as the liquidity needs of the plans.

The following table presents the policy asset allocation at June 30, 2018 and the actual asset allocation at June 30, 2018 and June 30, 2017 by asset category for the SRP and RSBP.

	SRP			RSBP
	Policy Allocation 2018 (%)	% of Plan Assets		Policy Allocation 2018 (%)	% of Plan Assets
		2018	2017		2018	2017
Asset class
Public equity	33	31	35	33	30	34
Fixed income & cash	26	19	19	26	20	21
Private equity	20	19	17	20	21	19
Hedge funds	8	11	11	8	10	10
Real assets*	13	14	14	13	13	12
Other**	—	6	4	—	6	4

Total	100	100	100	100	100	100

*	Includes public and private real estate, infrastructure and timber.
**	Includes authorized investments that are outside the policy allocations primarily in long-term private credit funds.

More recently, in April 2018, the revised SAAs for SRP and RSBP were approved with an effective date of July 1, 2018. The new SAAs introduce a five percent allocation to ‘credit strategies’ by proportionally reducing the allocation to fixed income and global equities.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V — PENSION AND OTHER POSTRETIREMENT BENEFITS  (continued)

Significant concentrations of risk in plan assets

The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors, to limit the impact of any individual investment. In spite of such level of diversification, equity market risk remains the primary source of the overall return volatility of the Plans. As of June 30, 2018, the largest exposure to a single counterparty was 7% and 5% of the plan assets in SRP and RSBP, respectively.

Risk management practices

Managing investment risk is an integral part of managing the assets of the Plans. Asset diversification and consideration of the characteristics of the liabilities are central to the overall investment strategy and risk management approach for the SRP. Absolute risk indicators such as the overall return volatility and drawdown of the Plans are the primary measures used to define the risk tolerance level and establish the overall level of investment risk. In addition, the level of active risk (defined as the annualized standard deviation of portfolio returns relative to those of the policy portfolio) is closely monitored and managed on ongoing basis.

Market risk is regularly monitored at the absolute level, as well as at the relative levels with respect to the investment policy, manager benchmarks, and liabilities of the Plans. Stress tests are performed periodically using relevant market scenarios to assess the impact of extreme market events.

Monitoring of performance (at both manager and asset class levels) against benchmarks, and compliance with investment guidelines, is carried out on a regular basis as part of the risk monitoring process. Risk management for different asset classes is tailored to their specific characteristics and is an integral part of the external managers’ due diligence and monitoring processes.

Credit risk is monitored on a regular basis and assessed for possible credit event impacts. The liquidity position of the Plans is analyzed at regular intervals and periodically tested using various stress scenarios to ensure that the Plans have sufficient liquidity to meet all cash flow requirements. In addition, the long-term cash flow needs of the Plans are considered during the SAA exercise and are one of the main drivers in determining maximum allocation to the illiquid investment vehicles. The plans mitigate operational risk by maintaining a system of internal controls along with other checks and balances at various levels.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V — PENSION AND OTHER POSTRETIREMENT BENEFITS  (continued)

Fair value measurements and disclosures

All plan assets are measured at fair value on a recurring basis. The following table presents the fair value hierarchy of major categories of plan assets as of June 30, 2018 and June 30, 2017 (US$ millions):

	June 30, 2018
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2		Level 3	Total
Debt securities
Time deposits	$5	$2	$—	$7	$1	$	*	$—	$1
Securities purchased under resale agreements	37	—	—	37	7		—	—	7
Government and agency securities	392	87	—	479	74		18	—	92
Corporate and convertible bonds	—	87	—	87	—		15	—	15
Asset-backed securities	—	37	—	37	—		6	—	6
Mortgage-backed securities	—	54	—	54			10	—	10

Total debt securities	434	267	—	701	82		49	—	131

Equity securities
US common stocks	109	—	—	109	19		—	—	19
Non-US common stocks	508	—	—	508	72		—	—	72
Mutual funds	33	—	—	33	12		—	—	12
Real estate investment trusts	63	—	—	63	10		—	—	10

Total equity securities	713	—	—	713	113		—	—	113

Other funds at NAV**
Commingled funds	—	—	—	531	—		—	—	87
Private equity	—	—	—	877	—		—	—	163
Hedge funds	—	—	—	455	—		—	—	69
Real estate (including infrastructure and timber)	—	—	—	436	—		—	—	71

Total other funds	—	—	—	2,299	—		—	—	390

Derivative assets/ liabilities	1	1	—	2	*		*	—	*
Other assets/ liabilities***, net	—	—	—	4	—		—	—	1

Total Assets	$1,148	$268	$—	$3,719	$195		$49	$—	$635

*	Less than $0.5 million.
**	Investments measured at fair value using NAV, have not been classified under the fair value hierarchy.
***	Includes receivables and payables carried at amounts that approximate fair value.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V — PENSION AND OTHER POSTRETIREMENT BENEFITS  (continued)

	June 30, 2017
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities
Time deposits	$2	$—	$—	$2	$2	$—	$—	$2
Securities purchased under resale agreements	30	—	—	30	8	—	—	8
Government and agency securities	387	94	—	481	73	22	—	95
Corporate and convertible bonds	—	68	—	68	—	12	—	12
Asset-backed securities	—	36	—	36	—	6	—	6
Mortgage-backed securities	—	47	—	47	—	7	—	7

Total debt securities	419	245	—	664	83	47	—	130

Equity securities
US common stocks	132	—	—	132	17	—	—	17
Non-US common stocks	616	—	—	616	93	—	—	93
Mutual funds	19	—	—	19	3	—	—	3
Real estate investment trusts	77	—	—	77	11	—	—	11

Total equity securities	844	—	—	844	124	—	—	124

Other funds at NAV**
Commingled funds	—	—	—	416	—	—	—	71
Private equity	—	—	—	711	—	—	—	128
Hedge funds	—	—	—	385	—	—	—	57
Real estate (including infrastructure and timber)	—	—	—	388	—	—	—	58

Total other funds				1,900				314

Derivative assets/ liabilities	*	(1)	—	(1)	*	*	—	*
Other assets/ liabilities***, net	—	—	—	5	—	—	—	(4)

Total Assets	$1,263	$244	$—	$3,412	$207	$47	$—	$564

*	Less than $0.5 million.
**	Investments measured at fair value using NAV, have not been classified under the fair value hierarchy.
***	Includes receivables and payables carried at amounts that approximate fair value.

Valuation methods and assumptions

The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of Plan assets. It is important to note that the investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on management’s view of the economic exposures after considering the impact of derivatives and certain trading strategies.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V — PENSION AND OTHER POSTRETIREMENT BENEFITS  (continued)

Debt securities

Debt securities include time deposits, U.S. treasuries and agencies, debt obligations of foreign governments, sub-sovereigns and debt obligations in corporations of domestic and foreign issuers. Fixed income also includes investments in ABS such as collateralized mortgage obligations and mortgage backed securities. These securities are valued by independent pricing vendors at quoted market prices for the same or similar securities, where available. If quoted market prices are not available, fair values are based on discounted cash flow models using market-based parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. Some debt securities are valued using techniques which require significant unobservable inputs. The selection of these inputs may involve some judgment. Management believes its estimates of fair value are reasonable given its processes for obtaining securities prices from multiple independent third-party vendors, ensuring that valuation models are reviewed and validated, and applying its approach consistently from period to period. Unless quoted prices are available, money market instruments and securities purchased under resale agreements are reported at face value which approximates fair value.

Equity securities

Equity securities (including REITs) represent investments in companies in various industries and countries. Investments in public equity listed on securities exchanges are valued at the last reported sale price on the last business day of the fiscal year.

Commingled funds

Commingled funds are typically collective investment vehicles, such as trusts that are reported at NAV as provided by the investment manager or sponsor of the fund based on valuation of underlying investments.

Private equity

Private equity includes investments primarily in leveraged buyouts, distressed investments and venture capital funds across North America, Europe and Asia in a variety of sectors. A large number of these funds are in the investment phase of their life cycle. Private Equity investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds. The underlying investments are valued using inputs such as cost, operating results, discounted future cash flows and trading multiples of comparable public securities.

Real estate

Real estate includes several funds which invest in core real estate as well as non-core type of real estate investments such as debt, value add, and opportunistic equity investments. Real estate investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds. The valuations of underlying investments are based on income and/or cost approaches or comparable sales approach, and taking into account discount and capitalization rates, financial conditions, local market conditions among others.

Hedge fund investments

Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge Funds include investments in equity, event driven, fixed income, multi strategy and macro relative value strategies. These investments do not have a readily determinable fair market value and are reported at NAV provided by external managers or fund administrators (based on the valuations of underlying investments) on a monthly basis, taking into consideration the latest audited financial statements of the funds.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V — PENSION AND OTHER POSTRETIREMENT BENEFITS  (continued)

Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and most real estate are inherently long term and illiquid in nature with a quarter lag in reporting by the fund managers. Reporting of those asset classes with a reporting lag, management estimates are based on the latest available information taking into account underlying market fundamentals and significant events through the balance sheet date.

Investment in derivatives

Investment in derivatives such as equity or bond futures, TBA securities, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-counter derivatives are reported using valuations based on discounted cash flow methods incorporating market observable inputs.

Estimated future benefits payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2018 (US$ millions):

	SRP	RSBP	PEBP
July 1, 2018 — June 30, 2019	$153	$8	$16
July 1, 2019 — June 30, 2020	160	9	17
July 1, 2020 — June 30, 2021	169	11	18
July 1, 2021 — June 30, 2022	179	12	20
July 1, 2022 — June 30, 2023	189	14	21
July 1, 2023 — June 30, 2028	1,156	95	145

Expected contributions

IFC’s contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP for IFC during the year beginning July 1, 2018 is $76 million and $19 million, respectively.

NOTE W — OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL

IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its consolidated balance sheet. The following table provides the gross and net positions of IFC’s derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged that are subject to enforceable counterparty credit support and netting agreements described below (US$ millions). Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE W — OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL  (continued)

June 30, 2018
Assets	Gross amount of assets presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
			Financial instruments	Collateral received		Net amount
Derivative assets	$3,450	*	$1,948	$432	***	$1,070
Resale agreements	—		—	—		—

Total assets	$3,450		$1,948	$432		$1,070

June 30, 2018
Liabilities	Gross amount of liabilities presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$4,724	**	$1,948	$1,819	$957
Repurchase and securities lending agreements	6,129		6,129	—	—

Total liabilities	$10,853		$8,077	$1,819	$957

June 30, 2017
Assets	Gross amount of assets presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
			Financial instruments	Collateral received		Net amount
Derivative assets	$3,164	*	$1,812	$459	***	$893
Resale agreements	—		—	—		—

Total assets	$3,164		$1,812	$459		$893

June 30, 2017
Liabilities	Gross amount of liabilities presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
			Financial instruments	Collateral pledged	Net amount
Derivative liabilities	$3,709	**	$1,812	$981	$916
Repurchase and securities lending agreements	5,068		5,060	—	8

Total liabilities	$8,777		$6,872	$981	$924

*	Includes accrued income of $641 million and $517 million as of June 30, 2018 and June 30, 2017 respectively.
**	Includes accrued charges of $435 million and $328 million as of June 30, 2018 and June 30, 2017 respectively.
***

Includes cash collateral of $210 million and $312 million as of June 30, 2018 and June 30, 2017 respectively. The remaining amounts of collateral received consist of off-balance-sheet US Treasury securities reported in the above table at fair value.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE W — OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL  (continued)

IFC’s derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association (“ISDA” Agreements). ISDA Agreements provide for a single lump sum settlement amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.

IFC’s ISDA Agreements are appended by a Credit Support Annex (“CSA”) that provides for the receipt, and in some cases, posting, of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce mark-to market exposure among derivative market counterparties. IFC recognizes cash collateral received and a corresponding liability on its balance sheet for the obligation to return it. Securities received as collateral are not recognized on IFC’s balance sheet. As of June 30, 2018, $1,987 million of cash collateral was posted under CSAs ($932 June 30, 2017). IFC recognizes a receivable on its balance sheet for its rights to cash collateral posted. In accordance with the CSAs, IFC may rehypothecate securities received as collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of June 30, 2018, IFC had $236 million ($334 million at June 30, 2017) of outstanding obligations to return cash collateral under CSAs. The estimated fair value of all securities received and held as collateral under CSAs of June 30, 2018, all of which may be rehypothecated was $231 million ($197 million — June 30, 2017). As of June 30, 2018, $8 million of such collateral was rehypothecated under securities lending agreements ($200 million — June 30, 2017).

Collateral posted by IFC in connection with repurchase agreements approximates the amounts classified as Securities sold under repurchase agreements. At June 30, 2018, trading securities with a carrying amount (fair value) of $202 million ($197 million—June 30, 2017) were pledged in connection with borrowings under a short-term discount note program, the carrying amount of which was $2,262 million ($2,670 million — June 30, 2017).

Under certain CSA’s IFC is not required to pledge collateral unless its credit rating is downgraded from its current AAA/Aaa. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $61 million at June 30, 2018 ($321 million at June 30, 2017). At June 30, 2018, IFC had no collateral posted under these agreements. If IFC’s credit rating were to be downgraded from its current AAA/Aaa to AA+/Aa1 or below, then collateral in the amount of $0 would be required to be posted against net liability positions with counterparties at June 30, 2018 ($12 million at June 30, 2017).

IFC’s resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions under such master netting agreement and liquidate the purchased or borrowed securities in the event of counterparty default. The estimated fair value of all securities received and held as collateral under these master netting agreements as of June 30, 2018 was $0 ($0 — June 30, 2017).

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE W — OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL  (continued)

The following table presents an analysis of IFC’s repurchase and securities lending transactions by (1) class of collateral pledged and (2) their remaining contractual maturity as of June 30, 2018 and June 30, 2017 (US$ millions):

	Remaining Contractual Maturity of the Agreements — June 30, 2018
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$6,128	$—	$—	$6,128
Agency securities	—	—	—	—	—
Municipal securities and other	—	—	—	—	—

Total Repurchase agreements	—	6,128	—	—	6,128

Securities lending transactions	—	—	—	—	—
U.S. Treasury securities	$8	$—	$—	$—	$8

Total Securities lending transactions	8	—	—	—	8

Total Repurchase agreements and Securities lending transactions	$8	$6,128	$—	$—	$6,136	*

As of June 30, 2018, IFC has no repurchase-to-maturity transactions outstanding.

*	Includes accrued interest.

	Remaining Contractual Maturity of the Agreements — June 30, 2017
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$4,871	$—	$—	$4,871
Agency securities	—	—	—	—	—
Municipal securities and other	—	—	—	—	—

Total Repurchase agreements	—	4,871	—	—	4,871

Securities lending transactions
U.S. Treasury securities	$199	$—	$—	$—	$199

Total Securities lending transactions	199	—	—	—	199

Total Repurchase agreements and Securities lending transactions	$199	$4,871	$—	$—	$5,070	*

As of June 30, 2017, IFC has no repurchase-to-maturity transactions outstanding.

*	Includes accrued interest.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE X — SERVICE AND SUPPORT PAYMENTS

IFC obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as communications, internal auditing, administrative support, supplies, and insurance. IFC makes payments for these services to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to IFC for the year ended June 30, 2018, were $110 million ($109 million — year ended June 30, 2017; $113 million — year ended June 30, 2016). Other chargebacks include $22 million for the year ended June 30, 2018 ($20 million — year ended June 30, 2017; $18 million — year ended June 30, 2016).

NOTE Y — RELATED PARTY TRANSACTIONS

On December 22, 2017, IFC entered into a currency swap agreement with IDA for a period of 12 years. IFC will receive a fixed rate of 2.49% annually on a USD notional of 9 million and will pay 3.27% annually on a West African CFA franc (XOF) notional of 5.0 billion. As of June 30, 2018, the derivative had a fair value of $1 million.

During the quarter ended September 30, 2014, IFC issued an amortizing, non-interest bearing promissory note, maturing September 15, 2039, to IDA (the Note) in exchange for $1,179 million. The Note requires payments totaling $1,318 million, resulting in an effective interest rate of 1.84%. With IFC’s consent, IDA may redeem the Note after September 2, 2019, upon an adverse change in its financial condition or outlook. The amount due to IDA upon such redemption is equal to the present value of the all unpaid amounts discounted at the effective interest rate. IDA may transfer the Note; however, its redemption right is not transferrable. IFC has elected the Fair Value Option for the Note.

NOTE Z — CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC’s Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC’s financial position, results of operations or cash flows.

KPMG LLP Suite 12000 1801 K Street, NW Washington, DC 20006

Independent Auditors’ Report

President and Board of Directors

International Finance Corporation:

We have audited the accompanying consolidated financial statements of the International Finance Corporation and its subsidiaries (IFC), which comprise the consolidated balance sheets as of June 30, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), changes in capital and cash flows for each of the years in the three-year period ended June 30, 2018, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Finance Corporation and its subsidiaries as of June 30, 2018 and 2017, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2018 in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The consolidated statement of capital stock and voting power as of June 30, 2018 is presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Report on Internal Control over Financial Reporting

We also have audited, in accordance with auditing standards generally accepted in the United States of America, IFC’s internal control over financial reporting as of June 30, 2018, based on criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated August 9, 2018 expressed an unmodified opinion on the effectiveness of IFC’s internal control over financial reporting.

Washington, D.C.

August 9, 2018

Information Statement

International Finance Corporation

No person is authorized to give any information or to make any representation not contained in this Information Statement, or any prospectus, information memorandum or offering circular, or related offering document. Any information or representation not contained herein must not be relied upon as having been authorized by IFC or by any dealer, underwriter or agent of IFC. Neither this Information Statement nor any such prospectus, information memorandum or offering circular, or related offering document, constitutes an offer to sell or solicitation of an offer to buy Securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the notes to the consolidated financial statements, Note A — Summary of significant accounting and related policies, translation of currencies and (2) all information in this Information Statement is given as of June 30, 2018.